As filed with the Securities and Exchange Commission on September 29, 2000
Registration Statement No. 33-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sentry Technology Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3669 (Primary Standard Industrial Classification Code Number)	96-11-3349733 (I.R.S. Employer Identification Number)

350 Wireless Boulevard
Hauppauge, Long Island, New York 11788
(631)-232-2100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Peter J. Mundy
Vice President-Finance
350 Wireless Boulevard
Hauppauge, New York 11778
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:
William A. Perlmuth, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, N.Y. 10038-4982
(212) 806-5400

Approximate date of commencement of proposed sale of securities to the public:
Upon consummation of the transactions described in the enclosed proxy statement/prospectus.

If any of the securities being registered on this form are to be offered in connection with the formation of a
holding company and there is compliance with General Instruction G, check the following box. |_|

                              CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
 Title of Each Class of                               Proposed Maximum
    Securities                   Amount to be           Aggregate          Proposed Maximum      Amount of
 to be Registered               Registered (1)       Offering Price Per    Aggregate Offering   Registration
                                                         Share(2)             Price (2)             Fee
------------------------------ -----------------    --------------------  -------------------  ---------------
 Common Stock, $.001 par value  28,666,665 shares        $ 0.12             $3,439,999           $908.16
------------------------------ -----------------    --------------------  -------------------  ---------------
(1) Consists of the amount of common stock issued in the reclassification of Class A Preferred Stock into common stock at a ratio of five shares of common stock for each share of Class A Preferred Stock outstanding.

(2) Pursuant to rule 457(f)(1), the registration fee has been calculated on the basis of the market value of the common stock to be issued by the company in the reclassification. Pursuant to Rule 457(c), the market value of the common stock was based upon the average high and low prices reported in the consolidated reporting system as of September 27, 2000.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION

SENTRY TECHNOLOGY CORPORATION LETTERHEAD
350 Wireless Boulevard
Hauppauge, New York 11788

October __, 2000

Dear Stockholder:

          You are cordially invited to attend a special meeting of stockholders of Sentry Technology Corporation ("Sentry") to be held at the offices of Sentry located at 350 Wireless Boulevard, Hauppauge, New York on November 20, 2000, at 10:00 a.m., local time (the "Meeting" or the "Special Meeting").

          At the Special Meeting, you will be asked to consider and vote on the following proposals to facilitate an investment in our Company by Dutch A&A Holding B.V. ("Dutch A&A" or the "Investor"):

(1)	to approve and adopt a proposal to amend our certificate of incorporation to allow us to pay a dividend payable in additional shares of Class A Preferred Stock at the rate of 0.075 shares of Class A Preferred Stock for each share of Class A Preferred Stock held. This payment represents a dividend in kind rather than cash for the accumulated unpaid cash dividends on the Class A Preferred Stock. The proposal is referred to as the “Preferred Stock Dividend Proposal;” and if our shareholders approve the Preferred Stock Dividend Proposal,

(2)	to approve and adopt an additional proposal to amend our certificate of incorporation to reclassify Class A Preferred Stock into shares of common stock on a ratio of five (5) shares of common stock for each share of Class A Preferred Stock outstanding, and to increase the number of authorized shares of common stock to 140,000,000 (the “Reclassification Proposal”); and if our shareholders approve the Reclassification Proposal,

(3)	to elect three Dutch A&A nominees to our Board of Directors, and to re-elect a current member of our Board (the “Election Proposal”); and if the nominees are elected,

(4)	to approve and adopt an additional proposal to amend our certificate of incorporation to eliminate, effective with the 2001 annual meeting, the classification of our Board of Directors (which currently is divided into three separate classes and elected on a staggered basis) and to replace this structure with a single class board of directors under which all our directors are elected by the shareholders on an annual basis (the “Classified Board Rescission Proposal”).

          Proposals 1, 2 and 3 are contingent upon each other. Proposal 4 is contingent on Proposals 1, 2 and 3. If any of the Preferred Stock Dividend Proposal, Reclassification Proposal or the Election Proposal is not passed, then none of the other of those proposals or the Classified Board Rescission Proposal will pass. The failure of the proposal to eliminate the classification of the Board, however, will have no effect on any of the other proposals.

          If our shareholders approve the Preferred Stock Dividend Proposal, the Reclassification Proposal and the Election Proposal (and if the other conditions in our agreement with Dutch A&A are met), then immediately following the Reclassification, Dutch A&A will acquire new shares of our common stock, $0.001 par value, representing 37.5% of the common stock to be then outstanding, for $3.0 million in cash, with $2.0 million payable at closing and the balance due six months later (the "Investment").

          We have enclosed the following items relating to the Special Meeting and the Reclassification:

1.	Proxy Statement/Prospectus;

2.	A white proxy card for holders of common stock;

3.	A blue proxy card for holders of preferred stock; and

4.	Pre-addressed return envelope for the proxy card.

          The Proxy Statement/Prospectus describes the terms and conditions of the proposed Investment. We request that you carefully review these materials before completing the enclosed proxy card or attending the Special Meeting.

          Our Board of Directors has determined that the terms of the Preferred Stock Dividend, the Reclassification, and the related transactions are fair and in your best interests. Accordingly, our Board of Directors unanimously recommends that you vote "For" the Preferred Stock Dividend Proposal, "For" the Reclassification Proposal, "For" the Election Proposal; and "For" the Classified Board Rescission Proposal.

          Approval and adoption of the Preferred Stock Dividend Proposal, the Reclassification Proposal and the Election Proposal are conditions to the consummation of the Dutch A&A Investment. If any of the Preferred Stock Dividend Proposal, Reclassification Proposal or the Election Proposal fails, Dutch A&A is not obligated to consummate the Investment, and our Board will then determine what options are available to us. As explained in more detail in the Proxy Statement/Prospectus, the Board of Directors believes the Reclassification and the Investment by Dutch A&A is critical to our long-term financial condition. Further, barring a radical positive change in our financial position, we will be unable to redeem the Class A Preferred Stock on its mandatory redemption date for either cash or common stock, and will be unable to redeem the stock for promissory notes without rendering us insolvent and unable to pay our debts as they come due.

          It is important that your shares be represented and voted at the Meeting, regardless of the number of shares you own. Accordingly, whether or not you plan to attend the Special Meeting in person, please promptly complete, sign and date the enclosed proxy and return it in the enclosed pre-addressed envelope which requires no postage if mailed within the United States.

          Your prompt cooperation is greatly appreciated at this important time for Sentry.

Sincerely, Anthony H.N. Schnelling, Interim President and Chief Executive Officer

SENTRY TECHNOLOGY CORPORATION
350 Wireless Boulevard
Hauppauge, New York 11788

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER __, 2000

To the Stockholders of Sentry Technology Corporation:

NOTICE IS HEREBY GIVEN that a Special Meeting of our stockholders will be held at our offices at Sentry Technology Corporation, 350 Wireless Boulevard Hauppauge, New York 11788, on November 20, 2000, at 10:00 a.m., local time (along with any necessary adjournments or postponements to collect proxies, the “Special Meeting”). The Special Meeting will be held for the following purposes:

(1)	to approve and adopt a proposal to amend our certificate of incorporation to allow us to pay a dividend payable in additional shares of Class A Preferred Stock at the rate of 0.075 shares of Class A Preferred for each share of Class A Preferred Stock held. This payment represents a dividend in kind rather than cash for the accumulated unpaid cash dividends on the Class A Preferred Stock. The proposal is referred to as the “Preferred Stock Dividend Proposal;” and if our shareholders approve the Preferred Stock Dividend Proposal,

(2)	to approve and adopt an additional proposal to amend our certificate of incorporation to reclassify Class A Preferred Stock into shares of common stock on a ratio of five (5) shares of common stock for each share of Class A Preferred Stock outstanding, and to increase the number of authorized shares of common stock to 140,000,000 (the “Reclassification Proposal”); and if our shareholders approve the Reclassification Proposal,

(3)	to elect three Dutch A&A nominees to our Board of Directors, and to re-elect a current member of our Board (the “Election Proposal”); and if the nominees are elected,

(4)	to approve and adopt an additional proposal to amend our certificate of incorporation to eliminate, effective with the 2001 annual meeting, the classification of our Board of Directors (which currently is divided into three separate classes and elected on a staggered basis) and to replace this structure with a single class board of directors under which all our directors are elected by the shareholders on an annual basis (the “Classified Board Rescission Proposal).

          If Proposals 1 and 2 are adopted and if the nominees named in Proposal 3 are elected and if the other conditions to Dutch A&A's obligations under our agreement with Dutch A&A are satisfied, then, immediately following the Reclassification, Dutch A&A will acquire new shares of our common stock $0.001 par value, constituting 37.5% of our common stock to be then outstanding, for $3.0 million, with $2.0 million payable at closing and the balance due six months later (the "Investment").

          We have fixed the close of business on October __, 2000 as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Special Meeting. A list of our stockholders entitled to vote at the Special Meeting will be available for examination during ordinary business hours at our principal executive offices located at 350 Wireless Boulevard, Hauppauge, New York 11788, for a period beginning two business days after the mailing of this Proxy Statement/Prospectus until the time of the Special Meeting.

          In order to approve the proposals, the following shareholder vote is required:

•	The Preferred Stock Dividend Proposal and the Reclassification Proposal each require approval by the holders of a majority of the common stock, and 2/3 of the preferred stock, outstanding on the record date for the Special Meeting;

•	The election of Dutch A&A’s nominees and the re-election of a current member of our Board requires approval by the holders of not less than a plurality of the common stock present at the Special Meeting; and

•	The Classified Board Rescission Proposal requires approval by the holders of eighty percent (80%) of the common stock outstanding on the record date for the Special Meeting.

           Information regarding the Reclassification and related matters is contained in the accompanying Proxy Statement/Prospectus and the attached annexes, which are incorporated by reference herein and form a part of this Notice.

          Our Board of Directors has determined that the terms of the Preferred Stock Dividend, the Reclassification, the Investment and the related transactions are fair and in your best interests. Accordingly, our Board of Directors unanimously recommends that you vote "for" the approval of:

(1)	the Preferred Stock Dividend Proposal; and if our shareholders approve the Preferred Stock Dividend Proposal,

(2)	the Reclassification Proposal; and if our shareholders approve the Reclassification Proposal,

(3)	the Election Proposal; and if the nominees are elected,

(4)	the Classified Board Rescission Proposal.

          Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, please promptly sign, date and return the enclosed proxy in the enclosed postage-paid return envelope. If you attend the Special Meeting, you may revoke such proxy and vote in person if you wish, even if you have previously returned your proxy card. If you do not attend the Special Meeting, you may still revoke such proxy at any time prior to the Special Meeting by providing written notice of such revocation to our secretary.

By Order of the Board of Directors, Peter J. Mundy, Secretary

Hauppauge, New York
October __, 2000

PLEASE DO NOT SEND ANY STOCK CERTIFICATES AT THIS TIME. IF THE RECLASSIFICATION IS EFFECTED, CLASS A PREFERRED STOCKHOLDERS WILL RECEIVE A NOTICE ALONG WITH A LETTER OF TRANSMITTAL WHICH THEY SHOULD USE TO EXCHANGE THEIR SHARES OF CLASS A PREFERRED STOCK FOR SHARES OF COMMON STOCK.

PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED SEPTEMBER 29, 2000
SUBJECT TO COMPLETION

SENTRY TECHNOLOGY CORPORATION
PROXY STATEMENT/PROSPECTUS

SHARES OF COMMON STOCK
PAR VALUE $.001 PER SHARE

          We are furnishing this Proxy Statement/Prospectus to our stockholders in connection with the solicitation of proxies by our Board of Directors for use at the Special Meeting of our stockholders to be held at our offices at 350 Wireless Boulevard, Hauppauge, New York 11788, on November 20, 2000, at 10:00 a.m., local time (along with any necessary adjournments or postponements to collect proxies, the "Meeting" or the "Special Meeting").

          At the Special Meeting, stockholders will consider and vote upon the following proposals to facilitate an investment in Sentry by Dutch A&A Holding B.V. ("Dutch A&A" or the "Investor"):

(1)	to approve and adopt a proposal to amend our certificate of incorporation to allow us to pay a dividend payable in additional shares of Class A Preferred Stock at the rate of 0.075 shares of Class A Preferred for each share of Class A Preferred Stock held. This payment represents a dividend in kind rather than cash for the accumulated unpaid cash dividends on the Class A Preferred Stock. The proposal is referred to as the “Preferred Stock Dividend Proposal;” and if our shareholders approve the Preferred Stock Dividend Proposal,

(2)	to approve and adopt an additional proposal to amend our certificate of incorporation to reclassify Class A Preferred Stock into shares of common stock on a ratio of five (5) shares of common stock for each share of Class A Preferred Stock outstanding, and to increase the number of authorized shares of common stock to 140,000,000 (the “Reclassification proposal”); and if our shareholders approve the Reclassification Proposal,

(3)	to elect three Dutch A&A nominees to our Board of Directors, and to re-elect a current member of our Board (the “Election Proposal”); and if the nominees are elected,

(4)	to approve and adopt an additional proposal to amend our certificate of incorporation to eliminate, effective with the 2001 annual meeting, the classification of our Board of Directors (which currently is divided into three separate classes and elected on a staggered basis) and to replace this structure with a single class board of directors under which all our directors are elected by the shareholders on an annual basis (the “Classified Board Rescission Proposal”).

           If Proposals 1 and 2 are adopted, and the nominees named in Proposal 3 are elected, and if the other conditions to Dutch A&A's obligations are satisfied, Dutch A&A will acquire new shares of common stock, $0.001 par value, representing 37.5% of the common stock to be then outstanding, for $3.0 million, with $2.0 million payable at the closing of the purchase and the balance due six months later (the "Investment"). The Amended and Restated Certificate of Incorporation attached as Annex A hereto will replace our current certificate of incorporation if Proposals 2 and 3 are adopted.

          This Proxy Statement/Prospectus also constitutes our prospectus filed as part of a registration statement on Form S-4 with the Securities and Exchange Commission under the Securities Act of 1933, relating to our shares of common stock issuable in the reclassification of our Class A Preferred Stock. Subject to the terms and conditions of this Proxy Statement/Prospectus, each share of our preferred stock that is outstanding immediately prior to the time the Amended and Restated Certificate of Incorporation becomes effective will be immediately converted into five (5) shares of our common stock.

          This Proxy Statement/Prospectus also constitutes our prospectus for the offering of 250,000 shares of Common Stock issuable upon exercise of warrants held by our commercial lender and our landlord. We will not receive any of the proceeds of sale of any of these shares.

          Our common stock and preferred stock are quoted and traded on the OTC Bulletin Board ("OTCBB") using the symbol "SKVY" and "SKVYP," respectively. Stockholders should obtain current quotes for our common stock and preferred stock.

           Because the market price of our common stock is subject to fluctuation, the value of the shares of our common stock that our shareholders would receive in the Reclassification may increase or decrease prior to and after the Reclassification. See "RISK FACTORS" on page 25 -- and "MARKET PRICES AND DIVIDEND INFORMATION" on page 12 to read about factors you should consider before voting for the Reclassification and approving the proposals described in this Proxy Statement/Prospectus.

See “RISK FACTORS” beginning on page 25 for a discussion of certain factors that should be considered before executing your proxy.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          You should rely only on the information in this Proxy Statement/Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell any securities in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement/Prospectus is accurate as of any date other than the date on the front of this document.

          We are mailing this Proxy Statement/Prospectus, the letter to our stockholders, the Notice of Special Meeting and the form of proxy to you on or about October __, 2000.

          The date of this Proxy Statement/Prospectus is October __, 2000.

TABLE OF CONTENTS

Page

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING	1

SUMMARY	4
Reasons for the Transaction	4
Risk Factors	6
The Annual Meeting	7
The Reclassification and the Purchase Agreement	8

MARKET PRICES AND DIVIDEND INFORMATION	12

EQUITY CAPITALIZATION	13

SELECTED FINANCIAL DATA	14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17

RISK FACTORS	25
Risks Relating to the Transaction	25

SELLING STOCKHOLDERS	32

THE SPECIAL MEETING	33
General	33
Matters to be Considered at the Annual Meeting	33
Record Date; Voting; and Revocation of Proxies	34
Solicitation	36

PROPOSALS 1 AND 2: PROPOSED AMENDMENTS TO SENTRY'S CERTIFICATE OF INCORPORATION	37
General	37
Background of the Proposals	38
Opinion of Sentry's Financial Advisor	44
Interests of Executive Officers and Directors in the Transaction	46
Federal Securities Law Consequences	47

THE PURCHASE AGREEMENT	50
The Parties to the Purchase Agreement	51
Terms of the Reclassification	51
Exchange of Certificates Representing Sentry Preferred Stock	52
Sentry Stock Options	53
Representations and Warranties	53
Conduct of Business Pending the Reclassification	54
No Solicitation	55
Directors' and Officers' Indemnification and Insurance	56
Employee Matters	56
Conditions to the Reclassification	57
Termination	58
Fees and Expenses	59
Amendment	59
Assignment	60
Recommendation	60

PROPOSAL 3. ELECTION OF DIRECTORS NOMINEES	64
Nominees	60
Directors Not Presently Standing for Reelection	62
Compensation Of Directors	63
Committee Of the Board Of Directors; Attendance At Meetings	64
Executive Officers	64
Employment Agreements And Compensation Of Executive Officers; Change Of Control Arrangements	66
Report Of The Board Of Directors With Respect To Compensation	67
Stock Option And Other Equity Plans; Compensation Of The Chief Executive Officer	67
Summary Compensation Table	69
Options Granted in Last Fiscal Year	70
Aggregated Option Exercises In Last Fiscal Year And Fiscal Year End Option Values	71
Performance Graph	72
Section 16(A) Beneficial Ownership Reporting Compliance	73
Recommendation	73

PROPOSAL 4. ELIMINATION OF THE CLASSIFIED BOARD	74
General	74
Certain Charter and By-Law Provisions	74
Recommendation	76

INFORMATION CONCERNING SENTRY	78
Description Of Property	78
Products	79
Conventional CCTV Systems	82
EAS Systems	81
Bookings	85
Major Customers	86
Production	86
Marketing	87
Backlog	89
Legal Proceedings	90

MARKET PRICES AND DIVIDEND INFORMATION	91

INFORMATION REGARDING OUR CORPORATE STRUCTURE	92
Description Of Our Capital Stock	92
Certain Charter and By-Law Provisions	97
Stockholder Rights	98
Audit Committee Group	103
Management and Principal Stockholders Of Sentry	103

LEGAL MATTERS	106

EXPERTS	106

STOCKHOLDER PROPOSALS	106

ANNEX A - The Amended Certificate of Incorporation
ANNEX B - Fairness Opinion of Donald & Co. Securities, Inc.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

           You should rely only on the information provided in this Proxy Statement/Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement/Prospectus is accurate as of any date other than the date on the front of the document.

          Our principal executive offices are located at 350 Wireless Boulevard, Hauppauge, New York 11788. Our telephone number is (631) 232-2100.

           Current quotations of our common stock and preferred stock may be obtained from the OTC Bulletin Board's website at http://www.otcbb.com/dynamic.

          Our proxy solicitor is Corporate Investor Communications, Inc. Banks and brokers may contact them at (212) 896-1900. All other parties may reach them toll free at (888) 682-7229.

           Representatives of Deloitte & Touche will be present at the Special Meeting and will have the opportunity to speak and will respond to appropriate questions.

FORWARD-LOOKING STATEMENTS

          In addition to historical information, this Proxy Statement/Prospectus may contain forward-looking statements. These statements involve risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the section entitled "Risk Factors," as well as those discussed elsewhere in this Proxy Statement/Prospectus. We undertake no obligation to update these forward-looking statements.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q: Why has the Special Meeting been called?

A: In August, we entered into an agreement with a company (Dutch A & A Holdings) under which they have agreed to invest in our company by purchasing (initially) 37.5% of our common stock for $3 million. As a condition to the purchase, we are required to change (“reclassify”) our outstanding Preferred Stock into common stock. We must also elect three of their nominees to our board of directors, out of a total of five seats on the board. We are seeking your approval of the reclassification and the election of Dutch A&A’s nominees at the Special Meeting.

Q: Why did we enter into the agreement with Dutch A&A?

A: Our board of directors made the decision to seek this additional capital as part of a transaction in which our Class A Preferred Stock is reclassified (changed into) common stock. If you do not approve the reclassification, the Dutch A&A investment would be canceled and the company will be required to redeem the preferred stock next February. For reasons explained in the Proxy Statement/Prospectus, our board believes this would make us insolvent. By voting for the transactions, we will avoid insolvency and also raise additional new capital for the Company. Also, our largest stockholder would be a company in a complementary line of business, with which we would also have a valuable distribution agreement giving us each the right to sell each other’s products.

Q: Why am I being asked to approve a dividend to Class A Preferred Stockholders?

A: Under the terms of the Class A Preferred Stock, dividends for the first two years were to be “pay-in-kind,” which means they were payable only in additional shares of Class A Preferred Stock. Subsequent dividends were to have been paid in cash. Since we did not have the cash to pay the dividend, these later dividends were accrued. Our board has determined to pay the Class A Preferred Stock in additional shares of Class A Preferred Stock, calculated the same way as the original pay-in-kind dividends, in lieu of the cash dividend. This requires your approval.

Q. Why did the Board determine to exchange five shares of common stock for each share of Preferred (including the dividend shares)?

A. Because given all the circumstances as outlined in the Proxy Statement, including the need to obtain the assent of both classes, the Board felt this was a fair and equitable exchange ratio and Donald & Co. Securities, Inc., our financial advisor, agreed.

Q: Why am I being asked to vote for directors?

A: As part of our agreement with Dutch A&A to sell them our stock, we agreed to submit their three nominees to you for election as directors. If you do not elect them, Dutch A&A does not have to make its investment. A fourth director has been nominated because his term would otherwise end this year if an annual meeting of stockholders were called.

Q: Why am I being asked to vote to rescind the classified board structure?

A: Again, our agreement with Dutch A&A requires that we ask you to rescind this structure. Approval is not required in connection with the Dutch A&A investment, but we agreed to use our best efforts to seek your approval of the change. If you vote to remove the classified board structure, then our entire board will be up for election every year. Our current classified board structure puts 1/3 of the board up for election each year.

Q: What happens if the stockholders don't approve these proposals?

A: Other than the proposal to rescind the classified board, each proposal must be passed or neither we nor Dutch A&A will be required to complete the Dutch A&A Investment transaction.

Q: Did Sentry's financial advisor render a favorable opinion about the matters we're voting on?

A. Yes. Our financial advisor, Donald & Co. Securities, Inc., considered the proposed investment by Dutch A&A, the Preferred Stock Dividend and the Reclassification and concluded that the transactions are fair to our stockholders. Their opinion appears in Annex B.

Q: When will the Reclassification be completed?

A: Almost immediately following the completion of the Special Meeting if proposals 1, 2 and 3 are passed and the other conditions under the agreement with Dutch A&A are met.

Q: I am a Class A Preferred Stockholder. When should I send in my stock certificates?

A: Not at this time. We will send you a letter after the Special Meeting telling you what happened at the meeting and giving you instructions about forwarding your certificates for exchange.

Q: How do I vote?

A: Mail your signed proxy card in the enclosed envelope or grant your proxy by the Internet as soon as possible so that your shares can be counted and included in the vote for the meeting. Failure to vote is the same as a “No” vote. You may also attend the meeting in person if you wish. If you own stock through a broker, you must instruct the broker how to vote. The broker cannot vote the shares without your specific instruction. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Failure to instruct your broker is also the same as a “No” vote.

Q: Can I change my vote after I mail the proxy card?

A: Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the company secretary before the meeting. You may also attend and vote in person, even if you already sent in your proxy card.

Q: I have more questions. Who can I talk to?

A: You can talk to our proxy solicitor, Corporate Investor Communications, Inc., by calling their toll-free number: (888) 682-7229.

Please read this Proxy Statement/Prospectus and its annexes carefully and pay specific attention to the section titled “RISK FACTORS.”

SUMMARY

Reasons for the Transaction

          Our Board believes that the terms of the Investment, which are the product of arm's-length negotiations between our representatives and Dutch A&A, are fair and in your best interests. In the course of reaching its determination, our Board consulted with counsel to discuss its legal duties, the terms of the Purchase Agreement and related issues, and with its financial advisor to discuss the financial aspects and fairness of the transaction.

          In reaching its decision to approve the Purchase Agreement and to recommend that you vote to approve and adopt the proposals that are set forth in this Proxy Statement/Prospectus, our Board considered a number of factors, including (the order does not reflect relative significance):

•	the trading ranges of both our common stock and the preferred stock since trading began in 1997;

•	the fact that we have not declared or paid any of the three cash dividends owed to holders of the preferred stock, which were to have been at the rate of 5% per annum;

•	the fact that the preferred stock carries a redemption and liquidation value of at least $5.00 per share and that we will be unable to earn, borrow or raise through investment by a third party sufficient funds to redeem the preferred stock by February 12, 2001, the Mandatory Redemption Date;

•	the fact that if the preferred stock were to be redeemed for common stock pursuant to its terms, the dilution would be approximately ___ to 1 (at the market value of common stock the day before we printed this Proxy Statement/Prospectus), and that because there is an insufficient number of common shares authorized for issuance, common stockholder approval would be required to increase the authorized number of common stock to allow redemption of preferred stock for common stock;

•	that if the preferred stock were not redeemed for cash or common stock, we would be required to issue 1 year promissory notes for an aggregate of approximately $29 million, ion, under the terms of the Class A Preferred Stock. Absent a radical improvement in our financial condition, this would make us insolvent and unable to pay our debts as they become due;

•	our historical and prospective business, operations, properties, assets, financial condition and operating results, including certain factors that have hindered our growth and operating profitability such as our increasingly limited financial and management resources;

•	the financial terms of the Purchase Agreement, the Preferred Stock Dividend and the Reclassification and the opinion of Donald & Co. Securities, Inc. as to their fairness to you, from a financial point of view (see "Opinion of Sentry's Financial Advisor");

•	the terms of the Purchase Agreement, including provisions relating to (a) Dutch A&A’s right to increase its beneficial ownership of our voting securities to 60%, (b) the prohibition on the solicitation of other offers and the circumstances under which we would be able to pursue unsolicited alternative proposals, (c) the condition that three Dutch A&A’s nominees be elected to our Board, thus giving Dutch A&A management control of us, and (d) our potential responsibility for termination fees and expenses;

•	the terms of the Distribution Agreement, to be entered into concurrently with the consummation of the Dutch A&A Investment, allowing us access to new products of Dutch A&A and allowing Dutch A&A access to our products;

•	the likelihood of completing the proposed transaction with Dutch A&A;

•	the fact that the Purchase Agreement permitted our Board to terminate the transaction if we did not receive a fairness opinion with respect to the financial treatment of our preferred stockholders and common stockholders in the transaction;

•	the consideration of the value of our common stock without the Investment compared to its potential value with the benefit of the Investment in light of the factors summarized above;

•	the fact that Dutch A&A has indicated that to consummate the proposed investment, they would require us to change our capital structure to consist of one equity class, and that under Delaware law and our certificate of incorporation such a Reclassification would require the approval of both classes of stock, with each class voting separately;

•	the fact that even if we were able to redeem the Class A Preferred Stock on the Mandatory Redemption Date with additional shares of common stock at fair market value, such an action would not bring us any of the additional capital, expertise, or effort we believe is necessary to remain solvent and to restore and develop our businesses and return us to profitability;

•	the fact that our Board believes that our continued losses and the resulting increased pressure on our liquidity prevent us from making any new investment needed to restore us to profitability, absent an investment of capital by a third party investor; and

•	the fact that over the course of the past 18 months, notwithstanding a concerted effort by our Board of Directors (including the employment of an investment banking firm) to find additional capital, a merger partner or an acquirer who could provide the capital and technology necessary to remain solvent, restore and develop our business and return us to profitability, no other serious candidates have emerged with whom we could enter into a transaction.

          This discussion includes only the material information and factors our Board considered and is not intended to be exhaustive. In view of the number and disparate nature of the factors considered by our Board in connection with its evaluation of the Reclassification and the Investment, our Board did not find it practicable to quantify or assign any relative weights to the factors considered in reaching its determination. Our Board based its determination on the totality of the information and not on one particular factor. In addition, different Board members may have given different weights to different factors. After deliberating with respect to the Reclassification and the other transactions contemplated by the Purchase Agreement, considering, among other things, the matters discussed above and the opinion of Donald & Co. Securities, Inc., referred to above, our Board unanimously approved and adopted the Purchase Agreement, the Amended and Restated Certificate of Incorporation, and the transactions contemplated thereby as being fair, and in your best interests.

          FOR THE REASONS SET FORTH ABOVE, OUR BOARD UNANIMOUSLY APPROVED AND ADOPTED THE INVESTMENT AND THE CONDITIONS NECESSARY TO CONSUMMATE THE INVESTMENT AS BEING FAIR AND IN YOUR BEST INTERESTS AND RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF THE PROPOSALS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS.

Risk Factors

          In considering whether to approve the various matters pertaining to the Investment and Reclassification, you should carefully consider the risks involved. Among other things, (i) we may not achieve expected benefits of the Investment, Reclassification and Purchase Agreement; and, (ii) we may need to reimburse Dutch A&A for certain expenses if we can not get stockholder approval and are forced to terminate the Purchase Agreement. See "RISK FACTORS - Risks Relating to the Reclassification."

          In addition, you should consider the general risks involved in an investment in our common stock.

The Special Meeting

           Time, Date and Place

          The Special Meeting of our stockholders will be held at our offices at 350 Wireless Boulevard, Hauppauge, New York on November 20, 2000, at 10:00 a.m., local time.

           Matters to be Considered

          The purpose of the Special Meeting is to consider and vote upon:

(1)	the Preferred Stock Dividend Proposal; and if our shareholders approve the Preferred Stock Dividend Proposal,

(2)	the Reclassification Proposal; and if our shareholders approve the Reclassification Proposal,

(3)	the Election Proposal; and if the nominees are elected,

(4)	the Classified Board Rescission Proposal.

           Proposals 1, 2 and 3 are contingent upon each other. Proposal 4 is contingent on Proposals 1, 2 and 3. If any of the Preferred Stock Dividend Proposal, Reclassification Proposal or the Election Proposal is not passed, then none of the other of those proposals will pass. The failure of the proposal to eliminate the classification of the Board, however, will have no effect on the other proposals.

          If our shareholders approve the Reclassification and the Election Proposal (and if the other conditions in our agreement with Dutch A&A are met), then immediately following the Reclassification, Dutch A&A will acquire new shares of common stock $0.001 par value, representing 37.5% of the common stock to be then outstanding for $3.0 million, with $2.0 million payable at closing and the balance due six months later.

           Record Date; Shares Entitled to Vote

          Only holders of record of our stock at the close of business on October 16, 2000 will be entitled to notice of, and to vote at, the Special Meeting. At such date, there were 9,750,760 shares of our common stock outstanding held by approximately 253 holders of record and 5,333,334 shares of preferred stock held by approximately 201 holders of record.

          The common and preferred stockholders may vote as permitted by applicable laws and/or certificate of incorporation. In order to approve the proposals:

•	The Preferred Stock Dividend Proposal and the Reclassification Proposal each require approval by holders of: (1) a majority of the shares of common stock outstanding on the record date; and (2) 2/3 of the Preferred Stock outstanding on the record date;

•	The election of the Dutch A&A nominees and the re-election of the current member of our Board requires a plurality of the common stock present at the Special Meeting; and

•	The Classified Board Rescission Proposal requires approval by the holders of eighty percent (80%) of the common stock outstanding on the record date.

          Our executive officers and directors have indicated that they intend to vote all of their common stock and preferred stock in favor of each of the proposals. Such individuals beneficially own in the aggregate 18.6% and 24.6% of the common stock and Class A Preferred Stock outstanding, respectively.

The Reclassification and the Purchase Agreement

           Effects of the Preferred Stock Dividend and the Reclassification

          The Board of Directors has approved the payment of the Preferred Stock Dividend to the holders of record immediately following the Special Meeting, subject only to receipt of shareholder approval of the related proposal at the Special Meeting. The dividend is a dividend in kind rather than cash for the accumulated unpaid cash dividends on the Class A preferred Stock. At the Effective Time, each share of our preferred stock issued and outstanding immediately prior to the Effective Time (including the shares issued in the Preferred Stock Dividend) shall automatically, and without any action on the part of the holder, be reclassified and changed into five (5) shares of our common stock. All powers, preferences, privileges, voting and other special or relative rights and qualifications of our preferred stock, including priorities with respect to dividends and liquidation as of the Effective Time, will terminate. The Amended and Restated Certificate is attached as Annex A hereto and is incorporated herein by reference.

           Under the terms of the Class A Preferred Stock, if we fail to consummate the Investment and the Reclassification, preferred stockholders would be entitled to receive cash, common stock or a promissory note on February 12, 2001, the Mandatory Redemption Date, in redemption of the Class A Preferred Stock. Absent a radical improvement in our financial condition, we will not have sufficient available cash to pay the aggregate redemption price, even if our lenders would permit a cash redemption. If we redeemed our preferred stock with shares of common stock at the market price on September 27, 2000, preferred stockholders would be entitled to receive approximately 50 shares of common stock for each share of preferred stock, together with any accrued and unpaid dividends. This would be an aggregate of approximately 267 million shares, which is many times greater than the number of common shares currently available for issuance.

          Our company presently has authorized for issue a total of 40 million shares of common stock, of which 10 million are already outstanding. If the fair value of the common stock on the Mandatory Redemption Date is the same as it was on ________ 2000, the last trading day before we printed this Proxy Statement/Prospectus, it would require approximately 267 million shares of common stock to redeem the preferred stock. Consequently, if the Board were to determine to redeem the preferred stock for common stock, as we do not presently have a sufficient number of authorized shares of common stock to redeem on that basis. The Board would then have to call another special meeting of stockholders to authorize an increase in the number of authorized common shares to permit this redemption. Thereafter, current common stockholders would own in the aggregate approximately 3.5% of the common stock which would then be outstanding. The Board does not know whether the common stockholders would vote to approve such an amendment. If the Board determined not to redeem the preferred stock for common stock, or if the stockholders would not approve the necessary amendment, then under the current terms of the preferred stock, we are required to redeem the preferred stock for promissory notes.

          If we redeemed the preferred stock for promissory notes on the Mandatory Redemption Date, the notes would be one-year promissory notes and would be issued at the rate of $5 principal amount of notes for each share of preferred stock and $0.50 for accrued dividends, or about $29 million in the aggregate. Barring a radical positive change in our financial position, the issuance of these notes would render us insolvent and unable to pay our debts as they come due.

          The Purchase Agreement

          Upon consummation of the Investment, Dutch A&A will acquire new shares of our common stock, representing 37.5% of the common stock to be then outstanding, for $3.0 million, with $2.0 million payable at closing and the balance due six months later. At any time prior to the first anniversary of initial purchase, Dutch A&A may increase the total number of shares of common stock it acquires under the agreement to 51% of the shares of common stock to be then outstanding. If the average market value of our common stock, measured over any ten-day trading period during the year, is at least $15.0 million, the purchase price for the additional shares shall be determined by multiplying the actual number of shares to be purchased by $.001. Otherwise, the purchase price will be $1.5 million.

          At any time prior to the second anniversary of the initial purchase, Dutch A&A may increase the number of the total number of shares of common stock it acquires under the agreement to 60% of the shares of common stock to be then outstanding. The purchase price for such additional shares shall be determined as follows: If the Average Market Value of our common stock, measured over any ten-day trading period during the two years preceding the second anniversary, is at least $25.0 million, the purchase price shall be determined by multiplying the actual number of shares to be purchased by $.001. If Dutch A&A previously exercised its right to acquire shares increasing its investment to 51% of our common stock, but the average market value test is not met at the time of the second purchase, then the purchase price shall be $3.5 million; otherwise the purchase price shall be $5 million.

          As a condition to the Purchase Agreement, our shareholders must elect three nominees of Dutch A&A to our Board of Directors. The election will take place at the Special Meeting. If Dutch A&A has not acquired 51% of our common stock by the second anniversary of the Effective Time, one of the three nominees of Dutch A&A will resign and be replaced by a nominee of the continuing directors, approved by Dutch A&A. The continuing directors are those directors on the Board who were not nominated by Dutch A&A.

          The Distribution Agreement

          At the closing of the Investment, Dutch A&A and Sentry will enter into a distribution agreement, which contemplates a two-way distribution relationship between us and Dutch A&A, having an initial duration of two years from execution. If, after the initial two-year period, Dutch A&A has not taken a 51% or greater equity interest in us, the distribution agreement shall automatically extend for an additional two years. Pursuant to the distribution agreement, we will have the right to purchase from Dutch A&A and to sell closed circuit television video capture software, electromagnetic and radio frequency EAS systems, radio frequency, and electromagnetic labels, radio frequency and electromagnetic deactivation systems, radio frequency identification (RFID) systems and proximity access control systems manufactured by Dutch A&A or its affiliates. We may also manufacture or purchase from Dutch A&A EAS hard tags. Pricing for the Dutch A&A tags and systems will be set at the lowest price Dutch A&A charges its affiliates. Dutch A&A has the right to purchase from us and to sell into countries where we have no dealers or distributors, electromagnetic system, tag deactivation/reactivation and closed circuit television surveillance systems manufactured by us.

           Unanimous Recommendation of the Sentry Board of Directors

          Our Board has determined that the Reclassification, the Investment, and the related proposals, are fair and in your best interests. Accordingly, our Board unanimously recommends that you vote:

1.	"FOR" the Preferred Stock Dividend Proposal;

2.	"FOR" the Reclassification Proposal;

3.	"FOR" the Election Proposal; and

4.	"FOR" the Classified Board Rescission Proposal.

           Opinion of Sentry's Financial Advisor

          Our Board has received the opinion of Donald & Co. Securities, Inc., our financial advisor, stating that as of the reclassification, the transactions contemplated by the Reclassification and the Investment are fair to you from a financial point of view. The full text of the Donald & Co. opinion which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Donald & Co. Securities, Inc. in connection with such opinion, is attached as Annex B to this Proxy Statement/Prospectus. You are urged to carefully read the opinion in its entirety. See "Opinion of Sentry's Financial Advisor."

MARKET PRICES AND DIVIDEND INFORMATION

          Our common stock and our preferred stock are quoted and traded on the OTC Bulletin Board ("OTCBB") using the symbol "SKVY," and "SKVYP," respectively.

          Set forth below are the last reported sales prices of our common stock and preferred stock as quoted on the OTCBB on (i) August 7, 2000, the last full trading day prior to the execution of the Purchase Agreement, and (ii) October __, 2000, the last full trading day prior to the date of this Proxy Statement/Prospectus:

Common Stock	Preferred Stock

August 7, 2000 October __, 2000	$.065 $.___	$0.3475 $.____

EQUITY CAPITALIZATION

          The following table sets forth our equity capitalization as of June 30, 2000. Our equity capitalization is presented:

•	on an actual basis; and

•	on an as adjusted basis to reflect the Preferred Stock Dividend and the Reclassification, and as further adjusted to reflect the initial issuance of shares in the Dutch A&A investment.

          You should read the information in this table together with our audited and unaudited consolidated financial statements, the notes and supplements thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this proxy/prospectus.

                                                                        (in thousands)
                                                                         As Adjusted-
                                                                       After Preferred      As Adjusted-
                                                                      Stock Dividend and   After Dutch A&A
                                                         Actual        Reclassification    Investment (a)

Cumulative Redeemable Preferred Stock                    $28,508               $      0      $      0

Common Shareholders' Equity (Deficit)
    Common stock (b)                                         $10                    $38           $61
    Additional paid-in capital                            13,531                 42,011        44,988
    Accumulated deficit                                  (32,959)               (32,959)      (32,959)
                                                        ---------    -------------------     ---------
        Total common shareholders' equity (deficit)     $(19,418)              $  9,090      $ 12,090

(a) Dutch A&A also has the right to acquire additional shares under our Agreement with them. The purchase price for these additional shares depends on whether certain market valuation tests are met. Amounts shown exclude the costs of the transaction.

(b) Reflects 9,750,760 shares of common stock outstanding as of June 30, 2000. Giving effect to the completion of the preferred stock dividend, the Reclassification and the initial Dutch A&A Investment, there would be 61,467,872 common shares outstanding.

SELECTED FINANCIAL DATA

          We derived the selected financial data presented below from our consolidated financial statements and related notes included in this Proxy Statement/Prospectus. You should read the selected financial data together with our consolidated financial statements and related notes and the section of this Proxy Statement/Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          We derived statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 from our audited financial statements which are included elsewhere in this Proxy Statement/Prospectus. We derived statement of operations data for the year ended December 31, 1995 and 1996 and balance sheet data at December 31, 1995, 1996 and 1997 from audited financial statements not included herein.

          We derived statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 from our unaudited interim financial statements included elsewhere in this Proxy Statement/Prospectus. Our unaudited interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) which, in the opinion of our management, are necessary for a fair presentation of the results for these periods. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2000.

           Sentry Technology Corporation was established to effect the merger of Knogo North America Inc. and Video Sentry Corporation, which was consummated on February 12, 1997. The table below includes the selected financial data of Knogo North America Inc. prior to February 12, 1997 and includes selected financial data of Sentry Technology Corporation after that date.

                                                              Year Ended December 31,
                                               1995         1996         1997         1998         1999
                                            ----------   ----------   ----------   ----------   ----------

Selected Statement of Operations Data:             (Amounts in thousands except for per share data)
                                            ---------------------------------------------------------------

Sales, service revenues and other.........    $17,361       $18,612     $21,996        $26,364     $20,198
Sales to Sensormatic......................     12,043         4,651       2,570          1,792       2,083
Total revenues............................     29,404        23,263      24,566         28,156      22,281
Cost of sales.............................     14,425        11,935      12,882         14,412      14,339
Customer service expenses.................      3,235         2,932       4,772          6,253       5,457
Selling, general and administrative
expenses..................................      8,235         7,345       9,629         10,118       9,169
Purchased in-process research and
    development...........................          -             -      13,200              -           -
Restructuring and impairment charges......          -             -           -              -       3,026
Gain on sale of assets....................          -         2,462           -              -         503
Income (loss) before income taxes.........      1,941         1,847     (17,743)        (4,483)    (11,034)
Income (loss) before cumulative effect in
   change in accounting principle               1,941         1,847     (17,743)        (4,483)    (11,034)
Cumulative effect of change in accounting
   principle                                        -             -           -              -           -
Net income (loss).........................      1,731         1,183     (17,917)        (4,504)    (11,034)
Preferred stock dividends.................          -             -       1,067          1,263       1,326
Net income (loss) available to
   common shareholders....................      1,731         1,183    (18,984)        (5,767)     (12,360)
Income (loss) before cumulative effect of
   change in accounting principle:
    Basic.................................       0.37          0.25      (2.08)         (0.59)       (1.27)
    Diluted...............................       0.35          0.23      (2.08)         (0.59)       (1.27)
Net income (loss) per common share:
    Basic.................................       0.37          0.25      (2.08)         (0.59)       (1.27)
    Diluted...............................       0.35          0.23      (2.08)         (0.59)       (1.27)

                                                 Six Months Ended
                                                      June 30,
                                                 1999         2000
                                              ----------   -------

Selected Statement of Operations Data:      (Amounts in thousands except
                                                 for per share data)
                                            -------------------------

Sales, service revenues and other.........       $10,979      $8,742
Sales to Sensormatic......................         1,680       1,299
Total revenues............................        12,659      10,041
Cost of sales.............................         6,919       5,274
Customer service expenses.................         2,989       2,297
Selling, general and administrative
expenses..................................         4,668       3,812
Purchased in-process research and
    development...........................             -           -
Restructuring and impairment charges.......            -           -
Gain on sale of assets....................           503           -
Income (loss) before income taxes.........       (2,307)     (2,117)
Income (loss) before cumulative effect in
   change in accounting principle                (2,307)     (2,117)
Cumulative effect of change in accounting
   principle                                           -         301
Net income (loss).........................       (2,307)     (2,418)
Preferred stock dividends.................           654         665
Net income (loss) available to
    common shareholders...................       (2,961)     (3,083)
Income (loss) before cumulative effect of
   change in accounting principle:
    Basic.................................        (0.30)      (0.29)
    Diluted...............................        (0.30)      (0.29)
Net income (loss) per common share:
    Basic.................................        (0.30)      (0.32)
    Diluted...............................        (0.30)      (0.32)

Selected Balance Sheet Data:                                   December 31,                       June 30,
                                              1995      1996        1997        1998      1999    2000
                                              ----      ----        ----        ----      ----    ----
Working capital........................... $11,326   $18,706     $12,415     $12,668    $6,290     4,618
Total assets..............................  29,338    32,857      35,937      33,496    22,007    19,856
Property, plant and equipment, net........   9,081     7,288       6,948       4,348     3,934     3,640
Obligations under capital leases..........     748     3,546       3,313       3,241     3,058     2,961
Redeemable cumulative preferred stock.....                 -      25,254      26,517    27,843    28,508
                                                 -
Total common shareholders' equity
   (deficit)..............................  22,669    25,248       1,792     (3,975)   (16,335)  19,418)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Six Months Ended June 30, 2000 Compared to June 30, 1999

           Consolidated revenues were 21% lower in the six month period ended June 30, 2000 than in the six month period ended June 30, 1999. We anticipated some of the reductions due to the downsizing of the sales and sales promotional budgets due to our fiscal constraints. However, delays in the installation schedules of our major customers also impacted reported revenues. The backlog of orders at June 30, 2000 was approximately $5.8 million as compared to approximately $3.1 million at June 30, 1999. Revenues from third party customers, other than Sensormatic, in both the six months ended June 30, 1999 and 2000 were 87% of total revenues. The following table summarizes total revenues for the periods presented:

                                                              Six Months Ended
                                                                    June 30,
                                                            1999               2000              Change
                                                            -----------------------              ------
                                                                    (in thousands)
EAS                                                         $4,978             $4,060            (18%)
CCTV                                                         4,538              3,236            (29%)
SentryVision®                                                 1,105                695            (37%)
3M library products                                            833                655            (21%)
                                                           -------         ----------            -----
Total sales                                                 11,454              8,646            (25%)
Service revenues and other                                   1,205              1,395              16%
                                                             -----         ---- -----              ---
Total revenues                                             $12,659            $10,041            (21%)
                                                           =======            =======            =====

The decline in revenues affected all product lines in 2000 when compared to 1999. A lower amount of OEM sales to Sensormatic and other distributors impacted EAS revenues. The decrease in CCTV revenues is primarily related to a decrease in sales to one of our major customers. While we have improved SentryVision® ‘s reliability and performance through technical modifications, it is still plagued by ongoing customer perception issues resulting in lower sales. Sales of 3M library products were lower primarily as a result of our employment of fewer sales account executives in 2000 than in 1999.

Cost of sales were 53% of total revenues in the six month period ended June 30, 2000 compared to 55% in the same period in the previous year. Lower scrap and rework costs relating to the SentryVision® product line and better production efficiencies in our manufacturing operations were the primary cause of the decrease in the percentage in the current year period.

Customer service expenses were 23% lower in the first six months of 2000 than in the first six months of 1999 due to a reduction in the number of customer service representatives as a result of our restructuring of operations which took place in the fourth quarter of 1999.

Selling, general and administrative expenses were 18% lower in the six month period ended June 30, 2000 when compared to the same period of the previous year primarily as a result of the savings from a reduced infrastructure, lower sales promotion expenses and lower amortization of goodwill.

Research and development costs were 29% lower when compared to the previous year period due to a 50% reduction in headcount and a more focused effort on product support.

Net interest expense for the first six months of 2000 increased due to higher average borrowings under our revolving credit agreement and higher interest rates.

During the six months ended June 30, 1999, we sold our Puerto Rico manufacturing facility and Illinois design center for net cash proceeds of approximately $2.2 million which resulted in a net gain on the sale of $0.5 million.

Due to net losses, we have not provided for income taxes in any of the periods presented.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. The SAB summarizes certain of the staff’s views in applying generally accepted accounting principles to revenue recognition in the financial statements. In accordance with SAB 101, we have changed our accounting method for recognizing revenue on the sale of equipment where post-shipment obligations exist. Previously, we recognized revenue for equipment when title transferred, generally upon shipment. Beginning with the first quarter of year 2000, we began recognizing revenue when installation is complete or other post-shipment obligations have been satisfied. The cumulative effect of the change in accounting method is a non-cash reduction in net earnings of $0.3 million, or $0.03 per share.

As a result of the foregoing, we had a net loss of $2.4 million in the six month period ended June 30, 2000 as compared to a net loss of $2.3 million in the six month period ended June 30, 1999.

We recorded preferred stock dividends of $0.7 million in the firstsix months of 1999 and 2000. Dividends that accrued through February 12, 1999 were paid-in-kind as of that date. In connection with certain financial covenants under our agreement with our commercial lender, we were not allowed to pay cash dividends, including the cash dividend on our preferred stock which would otherwise have been payable in August 1999 and February 2000. Under the terms of the Class A Preferred Stock, the dividend cumulates and preferred stockholders, voting as a class, are entitled to elect two additional directors to our Board. If Proposals 1 and 2 are adopted, we will pay a one-time stock dividend of .075 of a share of preferred stock to preferred stockholders on the effective date, and immediately thereafter each share of preferred stock will be reclassified into five shares of common stock.

Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

           Consolidated revenues were 21% lower in the year ended December 31, 1999 than in the year ended December 31, 1998. Revenues from customers other than Sensormatic were $20.2 million or 91% of total revenues as compared to $26.4 million or 94% of total revenues in the prior year. This represents a 23% decrease in revenues from non-Sensormatic customers in 1999 over the prior year. The backlog of unfilled orders, expected to be delivered within twelve months, was $3.2 million on December 31, 1999 compared to $4.2 million on December 31, 1998. The reduction in backlog is primarily due to weak sales in the fourth quarter of 1999. Total revenues for the periods presented are broken down as follows:

                                              1998               1999           Change
                                              ----               ----           ------
                                                    (in thousands)
EAS                                           $9,555             $8,982           (6%)
CCTV                                           6,892              7,565            10%
SentryVision®                                   6,151              1,846          (70%)
3M library products                            1,833              1,056          (42%)
                                               -----              -----          -----
Total sales                                   24,431             19,449          (20%)
Service revenues and other                     3,725              2,832          (24%)
                                               -----              -----          -----
Total revenues                               $28,156            $22,281          (21%)
                                             =======            =======          =====

          We attribute the decrease in sales in 1999 to a slow-down in the number of orders placed by both our existing customer base as well as new prospective customers, resulting in a significant decline in sales during the period. We believe that our announcement in the third quarter that we retained an investment banking firm for a possible corporate transaction also negatively impacted our revenues by creating uncertainties for our customers regarding our future. The decision by one of our major SentryVision® customers to purchase conventional CCTV for the bulk of its security product orders for 1999 primarily caused the decline in SentryVision® and the increase in CCTV.

           Sensormatic continued to purchase certain EAS products from us for sale outside of North America. Sales to Sensormatic increased by 16% to $2.1 million in 1999 as compared to $1.8 million in 1998. Sensormatic has indicated it will continue to purchase certain EAS products from us in the future.

          In 1999, service revenues and other revenues declined by 24% or $0.9 million. Service and maintenance revenues increased $0.3 million in 1999 due to a higher base of SentryVision® systems no longer covered by the free warranty period. This increase was offset by $1.2 million in engineering fees from 3M for the design and development of a new EAS library system which were included in other revenues in 1998.

          Cost of sales to customers other than Sensormatic were 63% of such sales in 1999 as compared to 55% in 1998, excluding special charges described below. The increase in the percentage in the current year as compared to the previous year is a result of a combination of factors including: (i) increased scrap and rework costs associated with quality related issues in the SentryVision® product line; (ii) increased sales of CCTV products which result in higher product costs than the SentryVision® product line; and (iii) higher EAS product costs due to continued lower machine output levels on equipment transferred from the Puerto Rico plant. In addition, as part of our restructuring plan, and in line with our revised future business plans, we included in cost of sales special charges of $2.1 million and $0.8 million in 1999 and 1998, respectively. These amounts primarily represented provisions for obsolete or excess inventory required as a result of modifications and upgrades made to our various product lines.

           Customer service expenses decreased 13% in 1999 as compared to 1998 due primarily to a reduction in the number of installers and service technicians. This was a result of a lower number of SentryVision® installations in 1999 which take longer to install than our other products.

           Selling, general and administrative expenses decreased 9% to $9.2 million in 1999 from $10.1 million in 1998 primarily as a result of the savings through the consolidation of facilities. Included in the amounts for 1998 were $0.4 million of costs related to the consolidation of facilities, including the write-down of one of the facilities to net realizable value, employee separation costs and the net losses on the disposal of excess equipment.

          Our research and development costs decreased by 4% in 1999 as compared to 1998. The primary emphasis in the year was directed towards improvements to the SentryVision® system, improvements in the manufacturing methods related to the products transferred from Puerto Rico to New York, and the design and development of a new series of 8 MHz RF EAS systems.

          Net interest expense increased by $25,000 in 1999 over 1998 primarily due to higher net borrowings under our revolving credit agreement.

           During the first quarter of 1999, we sold our Puerto Rico manufacturing facility and Illinois design center for net cash proceeds of approximately $2.2 million, which resulted in a net gain on the sale of $0.5 million.

          The gain of $0.5 million on the sale of the Puerto Rico facility was subject to a capital gains tax of 20%. We offset this amount by certain refundable income taxes available to us from overpayments in previous years resulting in no tax provision in 1999. Our income taxes in 1998 represent a provision on the cumulative earning of the Puerto Rico manufacturing operations that were closed at the end of that year.

           During the fourth quarter of 1999, faced with continued losses and SentryVision® sales below projected levels, we undertook significant downsizing and operational changes, which resulted in restructuring and impairment charges of $3.0 million. These charges included involuntary termination costs of $0.6 million and workforce reductions of approximately 23% across almost all operating departments. In addition, we incurred non-cash charges of $2.4 million related to a write-down of goodwill based on revised estimates of future sales of SentryVision® (See Note 18 to the Consolidated Financial Statements.)

          As a result of the foregoing, Sentry had a net loss of $11.0 million in the year ended in December 31, 1999 as compared to a net loss of $4.5 million in the year ended December 31, 1998.

          We recorded preferred stock dividends of $1.3 million in 1998 and 1999. Dividends accrued through February 12, 1999 were paid-in-kind as of that date. In connection with the waiver of certain financial covenants under our agreement with our commercial lender, we are restricted from paying cash dividends, including the cash dividend on our preferred stock which would otherwise have been payable in August of 1999. Under the terms of the Class A Preferred Stock, the dividends will cumulate and preferred stockholders, voting as a class, will be entitled to elect two additional directors to our Board.

Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

           Consolidated revenues were 15% higher in the year ended December 31, 1998 than in the year ended December 31, 1997. Revenues from customers other than Sensormatic were $26.4 million or 94% of total revenues as compared to $20.8 million or 85% of total revenues in the prior year. This represents a 27% increase in revenues from non-Sensormatic customers in 1998 over the prior year. The backlog of unfilled orders was $4.1 million at December 31, 1998 compared to $10.3 million at December 31, 1997. The reduction in backlog is primarily due to the timing of blanket orders received from our major customers as of the year end.

           Sales increased 26% primarily as a result of higher sales of conventional CCTV products that increased 90% to $6.9 million or 30% of sales in 1998 as compared to $3.6 million or 20% of sales in 1997. Sales of the SentryVision® traveling CCTV surveillance systems increased 43% to $6.2 million or 27% of sales in 1998 as compared to $4.3 million or 24% of sales in the previous year. EAS system sales, excluding sales to Sensormatic, decreased slightly to $7.6 million from $7.7 million representing 34% and 43% of sales in 1998 and 1997, respectively. Sales of 3M library systems decreased 17% to $1.8 million or 9% of sales as compared to $2.3 million or 13% in 1997. We continued our efforts to market CCTV and SentryVision® systems to parking garages, transportation centers, retail and distribution centers, correctional facilities and educational market segments. EAS and 3M library system sales declined as a result of both competitive pressures and continued marketing focus on CCTV products.

           Although the supply agreement with Sensormatic expired and minimum purchase obligations ended as of June 30, 1997, Sensormatic continued to purchase certain EAS products from us at substantially similar margins. Sales to Sensormatic decreased by 30% to $1.8 million in 1998 as compared to $2.6 million in 1997.

          The decline in service revenues and other revenues of 8% or $0.3 million was primarily related to a decrease in service billings from the EAS customer base. Included in other revenues in 1998 were $1.2 million in engineering fees from 3M for the design and development of a new EAS library system. In 1997, other revenues included $1.2 million representing the cumulative profits on the shortfall on minimum orders under the supply agreement with Sensormatic.

           During 1998, we embarked on a program to reduce operating and manufacturing costs through the consolidation of facilities company-wide. The most significant portions of the program included the relocation of our CCTV design center from Illinois to our corporate headquarters in New York, which we completed in the second quarter, and the closing of our Puerto Rico manufacturing plant, which we completed before year end. We originally established the Puerto Rico facility in 1985 as a low cost operation for the labor-intensive manufacturing of Knogo's worldwide supply of EAS tags and, in later years, detection systems. Primarily as a result of the 1994 acquisition by Sensormatic of Knogo's international EAS business, sales of EAS tags and systems declined, resulting in excess capacity in the Puerto Rico plant. Additionally, we made technological advances in the EAS products and in the CCTV products acquired in the merger with Video Sentry Corporation which resulted in a lower labor content in all of our manufactured products. Manufacturing operations previously performed in Puerto Rico have been transferred to available space in our New York distribution center. Management believes that our New York facility will have more than sufficient production capacity to meet our projected future growth. The overall cost of these facility consolidations was $1.2 million in 1998. Of such charges, $0.8 million was included in cost of sales relating to costs to move inventory and manufacturing equipment, hiring and training costs and certain inventory write-downs and $0.4 million was included in selling, general and administrative expenses related to the write-down of one of our facilities to net realizable value, employee separation costs and the net losses on the disposal of excess equipment.

          Cost of sales to customers other than Sensormatic and excluding the consolidation of facility charges above were 55% of such sales in 1998 as compared to 62% in 1997. The reduction in percentage in 1998 is primarily attributable to better product sourcing and engineering improvements in the CCTV and SentryVision® product lines.

           Customer service expenses increased 31% in 1998 as compared to 1997 due to a higher number of customer service representatives required to install and maintain the increasing CCTV and SentryVision® customer base.

           Selling and general and administrative expenses increased 5% to $10.1 million from $9.6 million but decreased as a percentage of total revenues to 36% from 39% in 1998 and 1997, respectively. The increase in spending in 1998 is primarily related to the consolidation of facilities charges noted above, higher warranty and financing costs offset by lower sales and marketing expenses.

          Our research and development costs decreased by 19% in 1998 as compared to 1997. We directed efforts in 1998 primarily toward improvements in the SentryVision® systems and the design and development of a new EAS library system for 3M.

          At the consummation of the merger in the first quarter of 1997, we recorded for that period a non-recurring charge of $13.2 million relating to purchased in-process research and development. The amount was based on the purchase price allocation and a valuation of existing technology and technology in-process. The charge for in-process research and development equaled its estimated current fair value based on the risk adjusted cash flows of specifically identified technologies for which the technological feasibility has not been established and alternative future uses did not exist.

          Net interest expense increased by $0.3 million in 1998 over 1997 primarily due to borrowings under our revolving credit agreement, which became effective at the beginning of 1998.

          Our income taxes in 1998 and 1997 represented provisions on the cumulative earnings of the Puerto Rico manufacturing which were not able to be offset by operating losses of other subsidiaries.

          As a result of the foregoing, we had a net loss of $4.5 million in the year ended in December 31, 1998 as compared to a net loss of $17.9 million in the year ended December 31, 1997.

           Preferred stock dividends of $1.3 million and $1.1 million have been accrued in 1998 and 1997, respectively. These amounts have been paid-in-kind as of February 12, 1999 and 1998, respectively.

Liquidity and Capital Resources as of June 30, 2000

          As a result of the continued reduced revenue levels and our financial position, we initiated actions in 1999 which included, among others, (a) reducing the number of employees, (b) attempting to improve our working capital, (c) closing and/or consolidating some of our facilities, (d) consolidating some administrative functions, and (e) evaluating certain business lines to ensure that our resources are deployed in the more profitable operations. Our initial efforts to rationalize our operations commenced in the fourth quarter of 1999. Through 2000, the results of these efforts were not sufficient to prevent significant operating losses. During the first six months of 2000, we primarily funded our operations through borrowings under our revolving credit facility, including an amendment to our borrowing base formula which provides for increased availability by up to $0.5 million through 2000. We are increasingly dependent upon future transactions, including the timely release of backlog orders from customers and subsequent cash collections, in order to generate sufficient cash flows and return to profitability. We have sold all available assets to raise cash to finance our operations. We are, therefore, increasingly dependent on borrowings under our revolving credit facility to finance our cash requirements.

          We have a revolving credit facility with GE Capital Corporation that permits us to borrow up to $8 million, subject to availability, under a borrowing formula based on accounts receivable and inventories. The credit agreement expires on December 31, 2001. The facility is secured by a lien on substantially all of our assets. At June 30, 2000, we had borrowings of approximately $3.7 million, the maximum amount available under the facility.

          We will require liquidity and working capital to finance increases in receivables and inventory associated with sales growth and, to a lesser extent, for capital expenditures. We had no material capital expenditure or purchase commitments as of June 30, 2000.

          In addition, on April 11, 2000, we obtained an indication of interest from a group of investors who were prepared to provide $1.0 million of standby debt financing on a short term basis. It would be expected that such investors would require a substantial equity interest in the Company as a condition to such financing. Any amounts that we borrow under this arrangement would be subordinated to our revolving line of credit from GE Capital Corporation. One of our directors is part of this group of potential investors.

          To strengthen our financial position, we continued to solicit other businesses within the security industry to ascertain the level of interest in a possible joint venture or equity investment. Since October of 1999, several parties had indicated interest in investment or merger with our company. In fact, we retained the investment bank of Legg Mason Wood Walker, Incorporated ("Legg Mason") in May, 1999 to help position us for an additional investment or for possible acquisition. As of October 13, 1999, Legg Mason was unsuccessful in developing any interest in a potential transaction. Once we decided to terminate our search through Legg Mason, only Dutch A&A offered serious intentions to engage in negotiations. After many discussions and the exchange of information, we announced on August 8, 2000 that we had entered into an agreement pursuant to which Dutch A&A will invest $3 million in newly issued shares of our common stock. For this investment, Dutch A&A will receive 37.5% of our common stock then outstanding on a fully-diluted basis, after giving effect to the reclassification of our preferred stock into common stock. In addition, Dutch A&A will have the right to acquire additional shares during the two year period following the closing, up to an aggregate holding of 60% of the common stock then outstanding. The transaction is conditioned upon our shareholders' approval, including approval by our preferred and common stockholders, each voting as a class, of proposals 2 and 3 to be voted upon at the Special Meeting, as well as a number of other conditions. Consummation of this transaction will substantially enhance our liquidity and financial condition. There can be no assurances, however, that we will successfully consummate the transaction.

RISK FACTORS

          You should carefully consider the following material risk factors before voting on the proposed Reclassification. Some of the statements under "Prospectus Summary," and "Risk Factors," and elsewhere in this Proxy Statement/Prospectus constitute forward-looking statements. These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology.

           Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors.

Risks Relating to the Transaction

           Risk of Non-consummation of the Investment

          If the Purchase Agreement is terminated because our stockholders fail to approve and adopt the proposals related to the Investment, including the Amended and Restated Certificate of Incorporation, or the election of Dutch A&A nominees for our Board of Directors, or if our Board of Directors terminates the Purchase Agreement in order to accept an offer or proposal by a third party, we may be obligated to pay Dutch A&A all costs and expenses incurred in connection with the Purchase Agreement and the related transactions, including expenses related to the preparation, printing, filing and mailing of this Proxy Statement/Prospectus.

           Expected Benefits of the Investment, the Reclassification and Distribution Agreement May Not Be Achieved

          The expected benefits of the Investment, the Reclassification and the Distribution Agreement may not be achieved. Whether the anticipated benefits of the Reclassification are ultimately achieved will depend on a number of factors, including our ability to: (i) take advantage of our rights under the distribution agreement to market Dutch A&A's products; (ii) increase our sales of proprietary and patented SentryVision® and programmable traveling closed circuit television surveillance ("CCTV") systems; (iii) successfully market Knogo's Electronic Article Surveillance ("EAS") systems and compete with lower-priced "off-the-shelf" systems from larger, better-financed competitors; (iv) develop new products and product extensions; (v) successfully fund ongoing operations and halt depletion of our tangible assets; and (vi) generally capitalize on the cash invested by Dutch A&A.

           Control of Sentry by Dutch A&A

          Upon completion of the Reclassification and Investment, Dutch A&A will beneficially own 37.5% of our outstanding voting securities with the right to acquire additional shares over 2 years, representing ownership of up to 60% of our outstanding voting securities. Because of this ownership and through Dutch A&A's nominees to our Board, Dutch A&A will be able to substantially influence our affairs.

          No Obligation to Provide Additional Capital

           Dutch A&A has no obligation to provide or obtain from others additional capital for us, other than the $3.0 million to be received in the Investment.

          Regulation

           Because Knogo's EAS systems and Video's surveillance and CCTV systems use radio transmission and electromagnetic wave principles, such systems are subject to regulation by the Federal Communications Commission ("FCC") under the Communications Act of 1934. As required, we have obtained certification of such products by the FCC. As we develop new products, we will apply to the FCC for certification or licensing when required. We may not be successful in obtaining such certification or licensing. In addition, current rules and regulations of the FCC may change in a manner adverse to us.

          Our business plan calls for the sale and use of our products in domestic markets and, where necessary for contractual obligations, in international markets. Our products may be subject to regulation by governmental authorities in various countries having jurisdiction over electronic and communication use. We intend to apply for certification of our products to comply with the requirements under the regulations of the countries in which we plan to market our products. We may not be successful in obtaining certification. In addition, current rules and regulations in such countries may change in a manner adverse to us.

           Competition - We Operate in a Highly Competitive Market

          We operate in a highly competitive market with many companies engaged in the business of furnishing security services designed to protect against shoplifting and theft. In addition to EAS systems using the concept of tagged merchandise, such services use, among other things, conventional PTZ dome and fixed mount CCTV systems, traveling CCTV systems, mirrors, guards, private detectives and combinations of the above. We compete principally on the basis of the nature and quality of our products and services and our ability to adapt these products to meet specific customer needs and price requirements.

          We are aware of several other companies that market, directly or through distributors, conventional closed circuit video systems and/or EAS equipment to retail stores. Sensormatic, Checkpoint Systems, Inc., Philips, Inc., Pelco Manufacturing, Inc., Panasonic, Inc., and Ultrak, Inc. are our principal competitors. Sensormatic now also markets a traveling CCTV system in the U.S. Lowe's Home Centers, our largest SentryVision® customer, has begun to purchase traveling CCTV surveillance systems from Sensormatic. We are aware of other companies outside the U.S. that market other types of traveling CCTV systems including Lextar Technologies, Ltd. in Australia, T.E.B., Sensormatic and DETI in France and Moving Cameras Ltd. in the UK. Some of our competitors have far greater financial resources, more experienced marketing organizations and a greater number of employees than we do.

          We may not be successful in competing with these competitors for new customers or in retaining existing customers. Our results of operations may suffer if we cannot compete with larger and better capitalized companies, or replace within a reasonable time a significant number of customers lost to our competitors with comparable contracts or other revenue sources.

           Limitation of Marketing Conventional CCTV Systems With Our Other Systems

           Conventional CCTV is cost effective in many applications and is the most widely used loss prevention system in North America. Conventional CCTV uses all the basic components of the video surveillance industry including fixed and dome cameras, VCR's, monitors, switchers, multiplexers and controllers. As all of this equipment is manufactured for Video by outside vendors, we can provide our customers with state-of-the-art equipment for specific applications at favorable costs. We believe that, while less profitable than SentryVision® and traditional EAS products, the CCTV products complement our other surveillance systems and provide retailers with further protection against internal theft and external shoplifting activities. CCTV systems can also be electronically connected to EAS systems, causing a video record to be generated when a theft alarm is triggered.

           While we believe that conventional CCTV and SentryVision® are complementary security solutions, many companies have traditionally viewed them as competing solutions and have selected between conventional CCTV systems and SentryVision® systems for their security solutions. In fact, our largest single SentryVision® customer, Lowe's Home Centers, continues to project that the bulk of its orders in 2000 and 2001 will be for conventional CCTV systems.

           Reliance on Major Customers

           Although the composition of our largest customers has changed from year to year, we attribute a significant portion of our revenues to a limited number of major customers. Sales to Sensormatic accounted for 10% of total revenues in 1997. In 1997, 1998 and 1999, Lowe's Home Centers accounted for 18%, 22%, and 19% respectively, of total revenues. In 1997 and 1999, Goody's Family Clothing accounted for 13% and 14% of total revenues, respectively. We do not know whether our continuing efforts to broaden our customer base will be successful. In addition, our financial condition, results of operations and cash flows will suffer from any delay, reduction or cancellation of orders from one or more of our significant customers or the loss of one or more of those customers. One of our largest customers, Lowe's Home Centers, has decreased its purchases of SentryVision® systems from $3.5 million in 1998 to $125,000 in 1999 and $25,000 in the first six months of the current year. While Lowe's has increased its purchase of our conventional CCTV products during this period, our gross margins from CCTV products are lower as a percentage of our gross sales than is the case for SentryVision® systems.

           Risks Associated With Intellectual Property

          Video Intellectual Property

           Video's core United States patent, which expires in 2011, covers the cable-free transmission of a video signal to and from the carriage. This technology prevents degradation of the video signal which can result from the movement of and prolonged friction caused by the carriage. We recorded a U.S. patent application in 1998 for improvements made to such technology. Video also has received a corresponding European patent and nine foreign country patents. We also have four patents pending for additional corresponding foreign patents. We intend to seek patent protection on specific aspects of the SentryVision® system, as well as for certain aspects of new systems which may be developed for Video. Patents applied for, however, may not actually be issued, and patents currently held may be contested. In addition, new patents, if issued, may not provide any significant competitive advantage to Video.

          We are not aware of any infringement of patents or intellectual property held by third parties. However, if a court determines that we infringed on the rights of others, we may be required to obtain licenses from such other parties. The persons or organizations holding the desired technology may not grant licenses to us or the terms of such licenses may not be acceptable to us. In addition, we could be required to expend significant resources to develop non-infringing technology.

           Video relies on the registration of trademarks and trade names, as well as on trade secret laws and confidentiality agreements with its employees. While we intend to continue to protect Video's proprietary technology through patents, trademark registration, trade secret laws and confidentiality agreements, we do not rely on such protection to establish and maintain Video's position in the marketplace. We believe that improvement of Video's existing products, reliance upon trade secrets and on unpatented proprietary know-how, and the development of new products will be as important as patent protection in establishing and maintaining a competitive advantage.

          Knogo Intellectual Property

           Knogo has 22 United States and Canadian patents and three patent applications relating to: (i) the method and apparatus for the detection of movement of articles, persons and accessory equipment employed by Knogo in its Knoscape RF™ , Ranger™ and Knoscape MM™ systems, (ii) various specific improvements used in the Knoscape RF™ , Ranger™ and Knoscape MM™ systems, and (iii) various electrical theft detection methods, apparatus and improvements not presently used in any of Knogo's EAS systems. Although patent protection is advantageous to Knogo, we do not consider any single patent or patent license owned or held by Knogo to be material to its operations. We believe that Knogo's competitive position ultimately will depend on its experience, know-how and proprietary data, engineering, marketing and service capabilities and business reputation, all of which are outside the scope of patent protection. In addition, such patent protection may be challenged, invalidated or circumvented. Similarly, competitors may independently develop or patent technologies that are substantially equivalent to or superior to Knogo's technologies.

           Seasonality of Business - Our Operating Results May Fluctuate on a Seasonal and Quarterly Basis

          Our current customers are primarily dependent on retail sales which are seasonal and subject to significant fluctuations which are difficult to predict. In our experience, orders and installations are generally the lowest in the first quarter of each year.

           Dependence on Key Personnel - The Loss of Our Key Executives Or Our Failure To Attract Qualified Management Could Limit Our Growth And Negatively Affect Our Operations

          We depend upon the services of certain key executive officers, the loss of whom could have a significant negative impact on our operations. Although we have entered into employment agreements with our most senior executive officers, we may not be able to retain or replace the members of our current management or successfully attract and retain qualified management, engineering and sales personnel in the future.

           Limitations on Director Liability

          Our Amended and Restated Certificate of Incorporation provides, as permitted by the DGCL, and with certain exceptions, that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. These provisions may discourage our stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders against a director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by the DGCL.

Liquidity and Capital Resources as of June 30, 2000

          As a result of the continued reduced revenue levels and our financial position, we initiated actions in 1999 which included, among others, (a) reducing the number of employees, (b) attempting to improve our working capital, (c) closing and/or consolidating some of our facilities, (d) consolidating some administrative functions, and (e) evaluating certain business lines to ensure that our resources are deployed in the more profitable operations. Our initial efforts to rationalize our operations commenced in the fourth quarter of 1999. Through 2000, the results of these efforts were not sufficient to prevent significant operating losses. During the first six months of 2000, we primarily funded our operations through borrowings under our revolving credit facility, including an amendment to our borrowing base formula which provides for increased availability by up to $0.5 million through 2000. We are increasingly dependent upon future transactions, including the timely release of backlog orders from customers and subsequent cash collections, in order to generate sufficient cash flows and return to profitability. We have sold all available assets to raise cash to finance our operations. We are, therefore, increasingly dependent on borrowings under our revolving credit facility to finance our cash requirements.

          We have a revolving credit facility with GE Capital Corporation that permits us to borrow up to $8 million, subject to availability, under a borrowing formula based on accounts receivable and inventories. The credit agreement expires on December 31, 2001. The facility is secured by a lien on substantially all of our assets. At June 30, 2000, we had borrowings of approximately $3.7 million, the maximum amount available under the facility.

          We will require liquidity and working capital to finance increases in receivables and inventory associated with sales growth and, to a lesser extent, for capital expenditures. We had no material capital expenditure or purchase commitments as of June 30, 2000.

          In addition, on April 11, 2000, we obtained an indication of interest from a group of investors who were prepared to provide $1.0 million of standby debt financing on a short term basis. It would be expected that such investors would require a substantial equity interest in the Company as a condition to such financing. Any amounts that we borrow under this arrangement would be subordinated to our revolving line of credit from GE Capital Corporation. One of our directors is part of this group of potential investors.

          To strengthen our financial position, we continued to solicit other businesses within the security industry to ascertain the level of interest in a possible joint venture or equity investment. Since October of 1999, several parties had indicated interest in investment or merger with our company. In fact, we retained the investment bank of Legg Mason Wood Walker, Incorporated ("Legg Mason") in May, 1999 to help position us for an additional investment or for possible acquisition. As of October 13, 1999, Legg Mason was unsuccessful in developing any interest in a potential transaction. Once we decided to terminate our search through Legg Mason, only Dutch A&A offered serious intentions to engage in negotiations. After many discussions and the exchange of information, we announced on August 8, 2000 that we had entered into an agreement pursuant to which Dutch A&A will invest $3 million in newly issued shares of our common stock. For this investment, Dutch A&A will receive 37.5% of our common stock then outstanding on a fully-diluted basis, after giving effect to the reclassification of our preferred stock into common stock. In addition, Dutch A&A will have the right to acquire additional shares during the two year period following the closing, up to an aggregate holding of 60% of the common stock then outstanding. The transaction is conditioned upon our shareholders' approval, including approval by our preferred and common stockholders, each voting as a class, of proposals 2 and 3 to be voted upon at the Special Meeting, as well as a number of other conditions. Consummation of this transaction will substantially enhance our liquidity and financial condition. There can be no assurances, however, that we will successfully consummate the transaction.

           Availability of Components

          We currently purchase parts and materials from a limited number of suppliers. In addition, although historically we have not been dependent on any one supplier or group of suppliers of components for our systems, we may become dependent in the future. The inability to obtain certain components on a timely basis would adversely affect our ability to fill orders in a timely manner. Any delay in the fulfillment of orders would have a significant negative impact on our financial condition and results of operations.

           Possible Stock Price Volatility - Our Stock may be Volatile

          The market price for our common stock may be subject to significant fluctuations in response to numerous factors, including:

•	variations in our annual or quarterly financial results;

•	our competitors;

•	changes by financial research analysts or other companies in their estimates of our future earnings in the security surveillance system industry;

•	conditions in the economy, the market in our industry, or in general;

•	unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations of the law) affecting us or the security surveillance system industry.

           Dividends

          We have never paid, nor do we anticipate paying, any cash dividends on our common stock. Our loan agreement prohibits us from paying any cash dividends on our common stock without the lender's consent. In addition, since we have not paid any of the accrued dividends on our preferred stock, the terms of that stock also prevent us from paying cash dividends on the common stock. Finally, future debt, equity instruments or securities may impose additional restrictions on our ability to pay cash dividends.

          We had fixed the annual dividend rate on each share of our preferred stock at five percent (5%) of the $5.00 per share face value of such stock. Beginning with the August 12, 1999 dividend, preferred stockholders were entitled to receive, in preference to dividends on all other classes of our equity securities, and whether or not declared, an annual dividend payable in cash, out of funds legally available for the payment of dividends, of $0.25 for each share of preferred stock. These dividends accrue semi-annually and are due in equal installments on each of the last four dividend payment dates. All dividends paid on preferred stock are paid pro rata to the holders. Nevertheless, since our financial condition prevented us from paying cash dividends under our loan agreement with GE Capital Corporation, we did not pay the cash dividends on the preferred stock in August 1999, February 2000 and August 2000.

          If we fail to pay any dividend, the holders of the outstanding shares of preferred stock have the right, voting separately as a class, to elect two directors to our Board and the maximum authorized number of our Board members shall automatically increase by two. This right continues until we pay all dividends in arrears in full. The right then terminates. If we subsequently default, the right shall revest.

          We may not pay cash dividends on any other stock until we pay all accumulated dividends on the preferred stock. If our Board declares, and we pay any dividend on any other stock, the preferred stockholders shall share equally in the distribution of all dividends declared on such other stock as if they held shares of such stock.

           Current Redemption Provisions of Class A Preferred Stock.

          If the stockholders do not approve the Reclassification proposal at the Special Meeting, the Board of Directors will have to consider what steps it should take with respect to the preferred stock. Under the current terms of the preferred stock, we are required to redeem the stock on February 12, 2001 for cash, common stock (valued at the then fair market value) or one-year promissory notes. Since we will not have at that time the approximately $29 million in cash which would be required to redeem the preferred stock (nor would a cash redemption be allowed under our credit agreement), the Board would have to consider redeeming by using either of the two other means, for common stock or for notes.

          We presently have authorized for issue a total of 40 million shares of common stock, of which approximately 10 million are already outstanding. If the fair value of the common stock on the Mandatory Redemption Date were the same as it was on October __, 2000, the last trading day before we printed this Proxy Statement/Prospectus, it would require approximately 267 million shares of common stock to redeem the preferred stock. Consequently, if the Board were to determine to redeem the preferred stock for common stock, then the Board would have to call another special meeting of stockholders to authorize an increase in the number of authorized common shares to permit this redemption. Thereafter, current common stockholders would own in the aggregate approximately 3.5% of the common stock which would then be outstanding. The Board does not know whether the common stockholders would vote to approve such an amendment. If the Board determined not to redeem the preferred stock for common stock, or if the stockholders would not approve the necessary amendment, then under the current terms of the preferred stock, we are required to redeem the preferred stock for promissory notes.

          If the preferred stock is redeemed for promissory notes on the Mandatory Redemption Date, the notes would be one-year promissory notes and would be issued at the rate of $5 principal amount of notes for each share of preferred stock and for accrued dividends, or about $29 million in the aggregate. Barring a radical positive change in our financial position, the issuance of these notes would render us insolvent and unable to pay our debts as they come due.

SELLING STOCKHOLDERS

          This Proxy/Prospectus may be used in connection with the resale of securities of the Company that may be issued to certain parties upon exercise of warrants, to the extent such resales require registration under the Securities Act. We do not know when or in what amounts, if any, a selling securityholders may offer securities for sale because the selling securityholders may elect to sell less than all, or none, of the securities offered by this prospectus. The following table shows certain information with respect to the selling securityholders, assuming the sale of all shares of common stock issuable upon exercise of the warrants:

              Name of             Common Stock Owned       Amount of Securities          Percentage of
       Selling Securityholder   Prior to the Offering     Owned after Completion    Securities Owned after
                                          (1)               of the Offering (1)        Completion of the
                                                                                          Offering (1)

General Electric Capital
 Corporation (2)                      100,000                      0                           0
NOG (NY) QRS 12-23, Inc. (3)          150,000                      0                           0

(1)  Represents shares of common stock issuable upon exercise of warrants.

(2)  General Electric Capital Corporation is our commercial lender. The warrants were issued in the course of the lender relationship.

(3) NOG (NY) QRS 12-23, Inc. is the owner of the building in which we have our principal offices. The warrants were issued to NOG as landlord in connection with a lease amendment.

          In offering the securities covered hereby, the selling securityholders, or their pledgees, donees, transferees or other successors in interest, and any broker- dealers and any other participating broker-dealers who execute sales for the selling securityholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the selling securityholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions. In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this Proxy/Prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. We will file a post effective amendment to remove from registration any of the securities being registered to the extent that the selling securityholders qualify for sale pursuant to Rule 144 or Rule 145.

THE SPECIAL MEETING

           General

          This Proxy Statement/Prospectus is being furnished to you in connection with the solicitation of proxies by our Board for use at the Special Meeting to be held at the offices of Sentry located at 350 Wireless Boulevard, Hauppauge, New York on November 20, 2000, at 10:00 a.m., local time.

Matters to be Considered at the Special Meeting

          The purposes of the Special Meeting are:

(1)	to approve and adopt the Preferred Stock Dividend Proposal; and if our shareholders approve the Preferred Stock Dividend Proposal,

(2)	to approve and adopt the Reclassification Proposal; and if our shareholders approve the Reclassification Proposal,

(3)	to approve and adopt the Election Proposal; and if the nominees are elected,

(4)	to approve and adopt the Classified Board Rescission Proposal.

           Proposals 1, 2 and 3 are contingent upon each other. Proposal 4 is contingent on Proposals 1, 2 and 3. If any of the Preferred Stock Dividend Proposal, Reclassification Proposal or the Election Proposal is not passed, then none of the other of those proposals or the Classified Board Rescission Proposal will pass. The failure of the Classified Board Rescission Proposal, however, will have no effect on any of the other proposals.

          If our shareholders approve the Reclassification and the Election Proposal (and if the other conditions in our agreement with Dutch A&A are met), then immediately following the Reclassification, Dutch A&A will acquire new shares of common stock representing 37.5% of the common stock to be then outstanding for $3.0 million, with $2.0 million payable at closing and the balance due six months later.

          Our Board has determined that the Reclassification, the terms of the Investment and the related proposals are fair and in your best interests. Accordingly, our Board unanimously recommends that you vote:

1.	"FOR" the Preferred Stock Dividend Proposal;

2.	"FOR" the Reclassification Proposal;

3.	"FOR" the Election Proposal; and

4.	"FOR" the Classified Board Rescission Proposal.

Record Date; Voting; and Revocation of Proxies

          Our Board has fixed the close of business on October 18, 2000 as the Record Date for the determination of those stockholders entitled to notice of and to vote at the Special Meeting. Holders of record of our common stock on the Record Date will be entitled to notice of the meeting and to vote on the proposals. As of the Record Date, 9,750,760 shares of our common stock were outstanding and entitled to vote held by approximately 253 holders of record. Each holder of record of shares of our common stock on the Record Date is entitled to cast one vote per share on the proposals and on any other matter properly submitted for the vote of our stockholders at the meeting. A majority of the holders of the outstanding shares of our common stock entitled to vote at the meeting must be present, either in person or by properly executed proxy, to constitute a quorum at the meeting. We will treat shares subject to abstentions as shares that are present at the meeting for purposes of determining the presence of a quorum. If a broker or other nominee holder indicates on the proxy card that it does not have discretionary authority to vote the shares it holds of record on the proposals, we will treat those shares as shares that are present at the meeting for purposes of determining the presence of a quorum, but we will not consider those shares as voted for purposes of determining the approval by our shareholders of the proposals. Since the approval of the proposals requires the affirmative vote of the holders of a majority or more of the outstanding shares of our common stock entitled to vote at the meeting, abstentions and broker non-votes will have the same effect as a vote against approval of the proposals.

          In addition, holders of record of our preferred stock on the Record Date will be entitled to vote on the Preferred Stock Dividend and Reclassification proposals as required by the Delaware General Corporation Law. As of the record date, 5,333,334 shares of our preferred stock were outstanding and entitled to vote, held by approximately 201 holders of record. The common and preferred stockholders may vote as permitted by applicable laws and/or our certificate of incorporation. In order to approve the proposals:

•	The Preferred Stock Dividend Proposal and the Reclassification Proposal each require approval by holders of a majority of the common stock, and of 2/3 of the preferred stock, in each case outstanding on the record date for the Special Meeting;

•	The amendment of the certificate of incorporation in order to reclassify the preferred stock and increase the authorized number of shares of common stock requires approval by holders of a majority of the common stock, and of 2/3 of the preferred stock, in each case outstanding on the Record Date;

•	The election of the Dutch A&A nominees and the re-election of the current member of our Board requires approval by holders of a plurality of the common stock outstanding on the record date for the special meeting; and

•	The Classified Board Rescission Proposal requires approval by holders of eighty percent (80%) of the common stock outstanding on the record date for the Special Meeting.

          All shares of our common stock entitled to be voted and represented at the Special Meeting by properly executed proxies that were received prior to or at the Special Meeting, and not revoked, will be voted at the Special Meeting, and any adjournments or postponements thereof, in accordance with the instructions indicated on such proxies. If no instructions are indicated, (i) such proxies will be voted "FOR" the proposals, and (ii) if the holder of the shares represented by such proxies possesses voting rights with respect to any other matter properly brought before the Special Meeting (including, among other things, a motion to adjourn or postpone the Special Meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise), such proxies will be voted in the discretion of the proxy holders as to such other matters. No proxy, however, which is voted "AGAINST" the proposals will be voted in favor of any such adjournment or postponement.

          Stock brokers do not have authority to vote your shares on these matters without direction from you. Since an abstention has the same effect as an "AGAINST" vote on these matters, you must instruct your broker to vote to approve the proposals if you desire to see them adopted.

           Proxy holders will have discretionary authority to vote on any other matters properly presented at the Special Meeting for consideration using their best judgment. Such discretionary authority will only be exercised to the extent permissible under applicable law. We have no knowledge of any matters to be presented at the Special Meeting other than these proposals.

          If you are present at the Special Meeting, your proxy will not automatically be revoked. However, you may revoke any proxy given in response to this solicitation at any time before it is exercised by (i) delivering to our Secretary a written notice of revocation bearing a later date than the proxy; (ii) delivering to our Secretary a duly executed proxy bearing a date later; or (iii) attending the Special Meeting and voting in person. Any written notice of revocation or subsequently executed proxy should be sent to our Secretary, Mr. Peter J. Mundy, Sentry Technology Corporation, 350 Wireless Boulevard, Hauppauge, New York 11788, or hand delivered to our Secretary, at or before the taking of the vote at the Special Meeting.

          You should not forward any preferred stock certificates with your proxy cards. If the Reclassification is consummated, promptly after the effective time, we will send a letter of transmittal with instructions on delivery of stock certificates.

          The required vote of our stockholders with respect to the proposals is based upon the total number of outstanding shares of our preferred stock and not upon the number of shares which are actually voted. Accordingly, your failure to submit a proxy card or to vote in person at the annual meeting or the abstention from voting will have the same effect as a vote "against" the proposals.

Solicitation

          We will bear all expenses of this solicitation of proxies from you. This solicitation of proxies is made on behalf of our Board of Directors, and we will bear the associated cost. We have retained Corporate Investor Communications, Inc. (the "Solicitor") to assist in the solicitation of proxies. We will pay approximately $22,000 in fees for the Solicitor's services and will reimburse the Solicitor for reasonable out-of-pocket expenses.

          In addition to solicitation by use of the mails, proxies may be solicited by our directors, officers and employees in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. In addition, we will make arrangements with brokerage firms and other custodians, nominees and fiduciaries for forwarding proxy materials to their principals and will reimburse such parties for reasonable expenses incurred.

          You may contact the Proxy Solicitor at its address and phone numbers indicated on the back cover of this Proxy Statement/Prospectus for the information about voting on the proposals or for additional copies of this Proxy Statement/Prospectus or proxy cards.

PROPOSALS 1 AND 2: PROPOSED AMENDMENTS TO SENTRY'S CERTIFICATE OF INCORPORATION

          General

          You will be asked at the Special Meeting to consider and approve amendments to our certificate of incorporation in order to effect the transactions contemplated in the Purchase Agreement between us and Dutch A&A. Specifically, you are being asked to consider:

•	Amending the terms of the Class A Preferred Stock to allow us to pay a dividend payable in additional shares of Class A Preferred Stock at the rate of 0.075 shares of preferred stock for each share of preferred stock held, representing a dividend in kind rather than cash for the accumulated unpaid cash dividends on the Class A Preferred Stock. This is Proposal 1.

•	Further amending Article IV of the certificate of incorporation to provide that each outstanding share of preferred stock will automatically convert upon the Reclassification into five shares of common stock. (This reclassification would also be comprised of preferred stock issued in the Preferred Stock Dividend). In addition, the amendment will increase the number of shares of authorized common stock to 140,000,000 in order to accommodate the shares issued in the Reclassification and to have additional shares available for possible future issuances, including possible future issuances to Dutch A&A. This is Proposal 2.

           Article IV of our certificate of incorporation provides for a class of shares designated as Class A Preferred Stock. If approved, the first amendment to our certificate of incorporation would allow us to pay the Preferred Stock Dividend - a dividend payable in additional shares of preferred stock at the rate of 0.075 shares of preferred stock for each share of preferred stock held.

          These amendments require the approval of the holders of a majority of the shares of our common stock, and 2/3 of the shares of our preferred stock, outstanding as of the Record Date.

Background of the Proposals

          Our strategy following our merger with Video Sentry in February 1997 was to use Knogo's engineering staff and excess manufacturing capacity, resulting from a 1994 restructuring, for the reengineering and production of our proprietary and patented SentryVision® programmable traveling closed circuit television surveillance ("CCTV") systems. With the reengineering completed, we believed that sales of SentryVision® , which had fallen in the final year that Video was a separate corporation, would rebound. While our engineering staff was able to substantially resolve the design and manufacturing problems associated with SentryVision® , the sales of the system did not achieve the levels we anticipated. Furthermore, while still profitable, sales of Knogo's Electronic Article Surveillance ("EAS") systems continued to erode due to the attention we gave to the reengineering and marketing of SentryVision® as well as competition from lower-priced "off-the-shelf" systems and competition from larger, better-financed competitors such as Sensormatic Electronics Corporation and Checkpoint Systems Inc. In addition, a non-compete provision entered into by Knogo in 1994 prevented us from marketing our EAS products outside of the United States and Canada until the non-compete provision expired at the end of 1999.

           Prior to the expiration of the non-compete provision, our Board determined that because of our continuing operating losses and the depletion of our tangible assets used to fund ongoing operations, we required additional investment to continue to market our existing SentryVision® and EAS products, develop new products and product extensions and remain competitive. We retained the investment bank of Legg Mason Wood Walker, Incorporated ("Legg Mason") in May, 1999 to help position us for an additional investment or for possible sale. As of October 13, 1999, Legg Mason was unsuccessful in developing any interest in a potential transaction. We resolved to terminate our engagement with Legg Mason. The termination was effective November 3, 1999.

          In October 1999, faced with continued losses and sales which failed to meet projected levels, our Board removed our Chief Executive Officer and retained Bridge Associates (formerly known as Restoration Management LLC) to assist in our efforts to reduce operating expenditures, to return us to profitability, and to further our efforts to find an acquisition partner or strategic investor. We appointed Anthony H.N. Schnelling, a principal of Bridge Associates, as our interim Chief Executive Officer.

           Commencing with Mr. Schnelling's engagement, we undertook a rigorous review of our operations to determine changes needed to facilitate the development of a business plan appropriate to our operational problems and financial circumstances.

           Steps taken in connection with or as a result of this review included:

•	Performance of an in-depth review of our immediate and medium term cash needs and the re-negotiation of our credit facility.

•	Correction of continuing manufacturing and operational problems associated with the SentryVision® product.

•	Narrowing the target market for our conventional CCTV and SentryVision® products to focus on those markets in which we previously achieved successful market penetration.

•	Refocusing our sales efforts domestically and internationally on the traditional EAS product lines.

•	Realigning each department's organization structure to eliminate barriers to intra- and inter-departmental communication.

•	Revising the budget process to provide increased accuracy in our ability to forecast sales and margins.

•	Downsizing the organization to fit current circumstances and meet forecasted objectives, resulting in a reduction in the work force of approximately 23% and a reduction in projected annual operating expenses of approximately $2 million.

•	Reassessing the carrying values of certain assets including inventory and goodwill based on the new business plan.

           Concurrently with these steps, we continued to solicit other businesses within the security industry to ascertain the level of interest in a possible joint venture with or equity investment in us.

          In February 2000, we contacted a representative of Dutch A&A and discussed equity investment in us by Dutch A&A. After the two companies entered into a confidentiality agreement on February 14, 2000, we furnished additional information to Dutch A&A concerning our business and assets.

          We exchanged additional information and continued discussions intermittently over the next several months. During this period, we continued to discuss possible joint ventures or equity investments with other companies in the security industry. However, none of these other discussions advanced beyond the preliminary stage.

          In May, 2000, we met with representatives of Dutch A&A to discuss the possible terms for their equity investment in us. At this meeting, representatives of Dutch A&A indicated that as a condition to their proposed investment, they would require a change in our capital structure to provide for only one class of equity, and that such a reclassification would require the approval of classes of stock, with each class voting separately. Further, they would require that a majority of our directors be elected from Dutch A&A's nominees.

           While we continued the discussion with Dutch A&A, our directors considered how, and on what financial terms, to effect a reclassification of our preferred stock. In analyzing this issue, our Board considered the trading ranges of both our common stock and our preferred stock since trading began in 1997, the fact that we had not paid any of the cash dividends which were to have been paid on the preferred stock under its terms. The reclassification requested by Dutch A&A would require the approval of both classes of stock.

           Discussions with Dutch A&A slowed during the months of June and July while Dutch A&A completed an internal restructuring and arranged for financing for both its internal restructuring and for the proposed investment in us.

          Late in July 2000, discussions with Dutch A&A accelerated. These discussions, which focused on drafts of the Purchase Agreement and distribution agreement, continued into August. At a meeting of our Board of Directors on August 2, 2000, after further consideration of the factors described below, our Board authorized our officers to negotiate and execute definitive agreements providing for the Dutch A&A Investment in us. We concluded negotiations and executed the definitive agreements on August 8, 2000. We issued a press release before trading in our securities began on August 9, 2000. On September 18, 2000, our Board approved the Preferred Stock Dividend (subject to stockholder approval) and formally called the Special Meeting to approve the proposals.

          Our Reasons for the Preferred Stock Dividend and the Reclassification; Unanimous Recommendation of Our Board of Directors

          Our Board believes that the terms of the Preferred Stock Dividend and the Reclassification are fair and in your best interests. In the course of reaching its determination, our Board consulted with counsel to discuss its legal duties, the terms of the Purchase Agreement and related issues, and with its financial advisor to discuss the financial aspects and fairness of the transaction.

          In reaching its decision to approve the Purchase Agreement and to recommend that you vote to approve and adopt the proposals related to the Purchase Agreement and the Amended and Restated Certificate of Incorporation, our Board considered a number of factors, including (the order does not reflect relative significance):

•	the trading ranges of both our common stock and the Class A Preferred Stock since trading began in 1997.

•	the fact that Dutch A&A had indicated that to consummate the proposed investment, it would require us to change our capital structure to consist of one equity class, and that such a reclassification would require the approval of both classes of stock, with each class voting separately.

•	the fact that we have not declared or paid any of the three cash dividends to holders of our preferred stock, which were to have been at the rate of 5% per annum, beginning with the first cash dividend otherwise payable in August 1999.

•	the fact that our preferred stock carries a redemption and liquidation value of $5.00 per share and that we will be unable (absent a radical positive change in our financial condition) to earn, borrow or raise through investment by a third party sufficient funds to redeem the preferred stock by February 12, 2001, the Mandatory Redemption Date.

•	the fact that if the preferred stock were to be redeemed in February 2001 for common stock pursuant to its terms, the dilution would be approximately ___ to 1 (at the market value of common stock the day before we printed this Proxy Statement/Prospectus), and that because we have an insufficient number of common shares authorized for issuance, we would require common stockholder approval to increase the authorized number of common stock to allow redemption of our preferred stock for common stock.

•	the fact that while, with stockholder approval, we could redeem our preferred stock with additional shares of common stock at fair market value, such an action would not bring us any of the additional capital, expertise, or effort we believed was necessary to restore and grow our businesses and return us to profitability.

•	that if we failed to redeem our preferred stock for cash or common stock, we would be required to issue 1 year promissory notes for an aggregate of approximately $29 million, under the terms of the Class A Preferred Stock. Absent a radical improvement in our financial condition, this would make us insolvent and unable to pay our debts as they become due.

•	the fact that our Board believed that our continued losses and the resulting increased pressure on our liquidity would prevent us from making any new investment needed to restore us to profitability, absent an investment of capital by a third party investor.

•	the fact that the Purchase Agreement permitted our Board to terminate the transaction if we did not receive a fairness opinion with respect to the financial treatment of our preferred stockholders and common stockholders in the transaction.

•	our historical and prospective business, operations, properties, assets, financial condition and operating results, including certain factors that have hindered our growth and operating profitability such as our increasingly limited financial and management resources.

•	the financial terms of the Purchase Agreement and the Reclassification and the opinion of Donald & Co. Securities, Inc. that the purchase price is fair to you, from a financial point of view. See "Opinion of Sentry's Financial Advisor".

•	the terms of the Purchase Agreement, including provisions relating to (a) Dutch A&A's right to increase its beneficial ownership of our voting securities to 60%, (b) the prohibition on the solicitation of other offers and the circumstances under which we would be able to pursue unsolicited alternative proposals, (c) the condition that three Dutch A&A nominees be voted to our Board, thus giving Dutch A&A control of us, and (d) our potential responsibility for termination fees and expenses.

•	the terms of the distribution agreement, allowing us access to new Dutch A&A products and allowing Dutch A&A access to our products.

•	the likelihood of completing the proposed transaction with Dutch A&A.

•	our assessment of our historical and prospective business, operations, properties, assets, financial condition and operating results and the potential negative impact thereon of the matters discussed above under "RISK FACTORS".

•	its consideration of the value of our common stock without the Investment compared to our value with the benefit of the Investment in light of the factors summarized above and the current economic and financial environment, including, but not limited to, other possible strategic alternatives, and our Board's and our management's belief that the Investment offered the best transaction available to our stockholders.

•	the fact that over the course of the past 18 months, notwithstanding a concerted effort by our Board of Directors (including the employment of an investment banking firm) to find additional capital, a merger partner or an acquirer who could provide the capital and technology necessary to restore and develop our business and return us to profitability, no other serious candidates have emerged with whom we could enter into a transaction.

•	the fact that discussions with all other prospective investors over the preceding year had not advanced beyond the initial stages.

          This discussion of the information and factors considered by our Board is not intended to be exhaustive, but constitutes the material factors considered by our Board. In view of the number and disparate nature of the factors considered by our Board in connection with its evaluation of the Reclassification and the Investment, our Board did not find it practicable to quantify or assign any relative weights to the factors considered in reaching its determination. Our Board based its determination on the totality of the information and not on one particular factor. In addition, different Board members may have given different weights to different factors. After deliberating with respect to the Reclassification and the other transactions contemplated by the Purchase Agreement, considering, among other things, the matters discussed above and the opinion of Donald & Co. Securities, Inc. referred to above, our Board unanimously approved and adopted the Purchase Agreement, the Amended and Restated Certificate of Incorporation, and the transactions contemplated thereby as being fair, and in your best interests.

          The Board determined to submit the Classified Board Rescission Proposal because Dutch A&A required that we use our best efforts to seek shareholder approval to rescind our classified board structure.

          FOR THE REASONS SET FORTH ABOVE, OUR BOARD UNANIMOUSLY APPROVED AND ADOPTED THE PURCHASE AGREEMENT AS BEING FAIR AND IN YOUR BEST INTERESTS AND RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF THE PREFERRED STOCK DIVIDEND, THE RECLASSIFICATION, THE CLASSIFIED BOARD RESCISSION, AND FOR EACH OF THE NOMINEES FOR DIRECTOR.

Opinion of Sentry's Financial Advisor

          On September 18, 2000, Donald & Co. Securities, Inc. delivered a preliminary oral opinion to our Board that, as of the date of such opinion and subject to continuing due diligence analysis and issuance of its written opinion, the purchase price was fair, from a financial point of view, to our common stockholders and to our preferred stockholders.

           The full text of the Donald & Co. opinion, which sets forth the assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this Proxy Statement/Prospectus. You are urged to, and should, read the Donald & Co. opinion in its entirety.

          In connection with its opinion, Donald & Co. reviewed, among other things, (i) the Purchase Agreement; (ii) our Annual Reports on Form 10-K; (iii) interim reports on Form 8-K and our Quarterly Reports on Form 10-Q; and (iv) certain internal financial analyses and forecasts prepared by our management. Donald & Co. also held discussions with members of our senior management regarding the strategic rationale for, and potential benefits of, the Preferred Stock Dividend, Reclassification and Investment and our past and current business operations, financial condition, and future prospects. In addition, Donald & Co. reviewed the reported price and trading activity for our common stock and preferred stock, reviewed certain of our financial and stock market information with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent transactions in the industry and performed such other appropriate studies and analyses.

          In its review, Donald & Co. relied upon the accuracy and completeness of all the financial and other information provided, including, without limitation, the representations set forth in the Purchase Agreement, and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Donald & Co. relied upon our management as to the reasonableness and ability to achieve our financial forecasts (and the assumptions and bases thereof) provided to Donald & Co. and with our consent, assumed that such forecasts reflect our management's best currently available estimates and judgments. In addition, Donald & Co. did not independently evaluate or appraise our assets and liabilities and we did not furnish Donald & Co. with any such evaluation or appraisal. Donald & Co. provided advisory services and its opinion for our Board's information and assistance in considering the transactions relating to the Purchase Agreement. Such opinion does not constitute a recommendation as to how you should vote on the Reclassification.

          The following summarizes the material financial analyses performed by Donald & Co. in providing its opinion to our Board. All analyses discussed below, unless otherwise indicated, exclude our estimated cost savings from any operating synergies resulting from the Investment.

          The preparation of a fairness opinion is a complex process not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Donald & Co. opinion.

(i)	Historical Stock Trading and Liquidity Analysis. Donald & Co. reviewed our common stock daily historical trading prices and volumes for the period from March 2, 1998 to September 25, 2000. Donald & Co. analyzed the potential effect of the Reclassification proposal, assuming its approval by our stockholders, on future liquidity in the trading of our common stock.

(ii)	Selected Companies Analysis. No company utilized in the Selected Companies Analysis is identical to us. Accordingly, this analysis necessarily involves complex considerations and judgments concerning differences in our financial and operating characteristics and other factors that could affect the public trading value of the comparable companies. Mathematical analysis (such as determining the mean or median) does not in itself provide meaningful comparable company data.

(iii)	Selected Transactions Analysis. No transaction utilized in the Selected Transactions Analysis is identical to the Reclassification and the Investment. Accordingly, this analysis involves complex considerations and judgments concerning differences in our financial and operating characteristics and other factors that could affect the acquisition value of comparable companies. Mathematical analysis (such as determining the mean or median) does not itself provide a meaningful method of using comparable transaction data.

(iv)	Premium Analysis. No transaction utilized in the Premium Analysis is identical to the Reclassification and the Investment. Accordingly, this analysis involves complex considerations and judgments concerning differences in our financial and operating characteristics and other factors that could affect the acquisition value of comparable companies. Mathematical analysis (such as determining the mean or median) does not itself provide a meaningful method of using comparable transaction data.

(v)	Pro Forma Reclassification and Investment Analysis. Donald & Co. prepared a pro forma analysis of the financial impact of the Reclassification and Investment. Using our earnings estimates for the projected 2000 fiscal year period, Donald & Co. compared the EPS of our common stock, on a pre-Investment basis, to the EPS of our common stock following the Investment. Based on such analysis, the Reclassification and Investment would benefit you on a pro forma EPS basis in 2000.

(vi)	Operational Impact Analysis. Donald & Co. analyzed the operational benefits that could accrue to our company under the terms of the Purchase Agreement and the Distribution Agreement.

(vii)	Asset Valuation/Liquidation Analysis. Assuming that our stockholders did not approve the matters on which they are being asked to vote and that, as a result, the Purchase Agreement and Distribution Agreement were not implemented, Donald & Co. analyzed the potential realizable value to our stockholders of our assets, less liabilities, in the event we are unable to continue as a going concern. In making this analysis, Donald & Co. assumed that the potential realizable value of our assets was that set forth on our balance sheet, which may not be indicative of the true market value of these assets.

          In arriving at its fairness determination, Donald & Co. considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to us or the contemplated transaction. The analyses were prepared so Donald & Co. could provide its opinion to our Board on the fairness to you of the purchase price, from a financial point of view. They do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results do not necessarily indicate actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently uncertain, being based upon numerous factors or events beyond our control, we and Donald & Co., or any other person, assume no responsibility if future results are materially different from those forecast. As described above, our Board considered the Donald & Co. opinion with many other factors in making its determination to approve the Investment. This summary is not a complete description of the analysis performed by Donald & Co. and is qualified by reference to the Donald & Co. opinion attached as Annex B hereto.

           Pursuant to a letter agreement dated August 15, 2000 (the "Donald & Co. Engagement Letter"), we engaged Donald & Co. to act as our financial advisor in connection with the Reclassification and Investment. Under the Donald & Co. Engagement Letter, we agree to pay Donald & Co. upon consummation of the Reclassification and Investment a transaction fee of $22,500. In addition, we agreed to reimburse Donald & Co. for certain out-of-pocket expenses, including attorney's fees, and to indemnify Donald & Co. against certain liabilities, including certain liabilities under the federal securities laws.

Interests of Executive Officers and Directors in the Transaction

           Restoration Management Agreement

           Restoration Management Company, LLC ("Restoration"), now known as Bridge Associates, LLC, of which Anthony H.N. Schnelling, our interim President and Chief Executive Officer, is a member and managing director, is a party to an agreement (the "Consulting Agreement") with us which provides for a success fee to Restoration of 1% of the value we receive from any sale, merger, joint venture or combination with any other party. The Restoration Agreement provides that Mr. Schnelling will act as our interim Chief Executive Officer, and that Restoration will provide us with operational and financial consulting services. The consummation of the Reclassification and the Investment would entitle Bridge Associates, LLC to a success fee payable as follows:

$30,000 at the Initial Closing;
$15,000 promptly upon the occurrence of the transaction set forth in Section 2.2(b) of the
Purchase Agreement when Purchaser's holdings represent at least 51% of the common stock then outstanding; and
$35,000 promptly upon the occurrence of the transaction set forth in Section 2.2(c) of the
Purchase Agreement when Purchaser's holdings represent at least 60% of the common stock then outstanding.

          Our agreement with Dutch A&A allows Dutch A&A to nominate three persons for election to our Board of Directors. Mr. Schnelling, a member of Bridge Associates, is one of Dutch A&A's nominees.

           Directors' and Officers' Indemnification and Insurance

          The Purchase Agreement provides that for a period of the latter of (i) six years after the Effective Time, and (ii) the expiration of any statute of limitations applicable to any claim, action, suit, proceeding or investigation, we will indemnify and hold harmless all our past and present officers and directors to the fullest extent permitted under applicable law and the Amended and Restated Certificate of Incorporation. We also agreed to provide, for an aggregate period of not less than six years after the initial purchase, policies of directors' and officers' liability insurance and fiduciary liability insurance issued by a carrier or carriers assigned a claims-paying ability rating by A.M. Best & Co. of "A (Excellent)" or higher that have at least the same coverage limits and amounts and containing terms and conditions that are no less advantageous for the beneficiaries than the policies we currently maintain.

           Other than as set forth above, none of our directors or executive officers have any direct or indirect material interest in the Reclassification or the Investment, except as shareholders or optionholders.

Federal Securities Law Consequences

          All of our shares issued in connection with the Reclassification will be freely transferable, except that any of our shares received by our "affiliates" (as such term is defined under the Securities Act) prior to the Reclassification may be sold only in transactions registered under the Securities Act, permitted by the resale provisions of Rule 145 promulgated under the Securities Act, or as otherwise permitted under the Securities Act. Our affiliates generally include individuals or entities that control, are controlled by, or are under common control with us and generally include our executive officers and directors as well as our principal stockholders.

          In general, Rule 145 promulgated under the Securities Act provides that, for one year following the initial purchase, an affiliate (together with certain related persons) may sell shares of our common stock acquired in connection with the Investment only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. In addition, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period may not exceed the greater of 1% of our outstanding shares or the average weekly trading volume of our shares during the preceding four calendar weeks. Rule 145 under the Securities Act will remain available to affiliates if we remain current with our informational filings with the Commission under the Exchange Act. One year after the initial purchase, an affiliate may sell our shares without being subject to such manner of sale or volume limitations so long as we remain current with our Exchange Act informational filings and the affiliate ceases to be our affiliate. Two years after the initial purchase, an affiliate may sell our shares without any restrictions so long as such affiliate has not been our affiliate for at least three months prior to the date of such sale.

           Shares being issued to Dutch A&A in connection with the Investment will be sold without registration pursuant to an exemption under the Securities Act. While the Company has agreed to register such shares for resale upon demand by Dutch A&A, representatives of Dutch A&A have indicated that Dutch A&A does not intend to sell the shares.

United States Federal Income Tax Consequences

          The following discussion summarizes the material United States Federal income tax consequences of the Preferred Stock Dividend and the Reclassification to holders of the Class A Preferred Stock. This summary is based on existing statutes, as well as judicial and administrative interpretations thereof, all of which are subject to change, including changes which may be retroactive. Moreover, substantial uncertainties exist with respect to various United States Federal income tax consequences of the contemplated transactions. We will not request any opinion of counsel or ruling from the Internal Revenue Service ("IRS") with respect to any such uncertainties. Accordingly, no assurance can be given that the IRS will not challenge any of the tax positions described herein or that such a challenge will not be successful.

          The discussion below does not address the foreign, state or local tax consequences of the contemplated transactions, nor does it specifically address the tax consequences to taxpayers subject to special treatment under the United States Federal income tax laws (including dealers in securities and currencies, pass-through entities, life insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, taxpayers subject to the alternative minimum tax, persons that hold Class A Preferred Stock as part of an integrated investment (including a "straddle") consisting of Class A Preferred Stock and one or more other positions, foreign corporations, foreign partnerships, foreign trusts, foreign estates, and other persons who, for United States Federal income tax purposes, are not citizens or residents of the United States, or persons whose functional currency is other than the United States dollar). The discussion below assumes the Class A Preferred Stock is and will be held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

Preferred Stock Dividend

          As described in the Proxy Statement/Prospectus for the Class A Preferred Stock, dated January 21, 1997, while the issue is a factual one, we intend to treat the Class A Preferred Stock as common stock for the purpose of determining the appropriate tax treatment of the Preferred Stock Dividend and of the receipt of cash in lieu of fractional shares. Assuming the Class A Preferred Stock is treated as common stock for this purpose, your receipt of additional shares of Class A Preferred Stock generally will not be treated as a taxable stock dividend and you will be required to allocate your tax basis in the shares of Class A Preferred Stock with respect to which the additional shares are received between those shares and the additional shares based on their respective fair market values on the date of the distribution. However, if we were to declare and pay a dividend to holders of our common stock within 36 months of the Reclassification, or alternatively, if the IRS were to treat the Class A Preferred Stock as preferred stock for tax purposes, under Section 305 of the Code, the fair market value of the Preferred Stock Dividend would be treated as a distribution subject to Section 301 of the Code. In that event, the Preferred Stock Dividend would be taxable as a dividend to the extent of our current or accumulated earnings and profits, and any excess would be treated first as a return of capital and thereafter as capital gain. Note, however, that we do not expect to declare or pay dividends to holders of our common stock in the foreseeable future.

          If you receive cash in lieu of fractional shares of Class A Preferred Stock in connection with the Preferred Stock Dividend, you will be treated as having received such fractional shares and then having sold such fractional shares for cash. You will be required to recognize gain or loss in an amount equal to the difference between the amount of cash received and the tax basis allocated to such fractional shares. Any such gain or loss will be capital gain or loss.

Reclassification

          The exchange of our Class A Preferred Stock for our common stock pursuant to the Reclassification will be treated as a tax-free recapitalization within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, you generally will not be required to recognize any gain or loss on the exchange of your Class A Preferred Stock for common stock. In addition, to the extent the exchange is tax-free, your tax basis in the common stock received will be equal to your tax basis in the Class A Preferred Stock surrendered and your holding period in the common stock received will include the holding period of the Class A Preferred Stock surrendered. However, if we were to declare and pay a dividend to holders of our common stock within 36 months of the Reclassification, pursuant to Section 305 of the Code, it is possible that the exchange would be treated as a distribution taxable in the manner described above in "Preferred Stock Dividend." As stated above, we do not expect to declare or pay dividends to holders of our common stock in the foreseeable future.

NOLs and Section 382

          We estimate that our net operating loss carryovers for regular tax purposes were approximately $18 million as of December 31, 1999. These net operating loss carryovers remain subject to examination and possible adjustment by the IRS. In addition, under Section 382 of the Code, if the exchange of Class A Preferred Stock for common stock in conjunction with either the current or certain future sales of common stock to Dutch A&A results in an "ownership change," our use of our net operating losses and certain other tax attribute carryovers and certain built-in losses and deductions generally will be limited to an amount equal to the fair market value of our capital stock immediately prior to the ownership change multiplied by the "long-term tax exempt rate" for the month the ownership change occurs. It is not clear whether the exchange and current sale of common stock to Dutch A&A will result in an ownership change. In addition, even if we determine that the exchange and current sale of common stock to Dutch A&A does not result in an ownership change, depending on when and how much of our common stock Dutch A&A acquires in the future, we may undergo an ownership change at that time. Accordingly, there is no assurance whether and to what extent our net operating loss carryovers will be available to offset any income we earn in the future.

Backup Withholding

          In general, you may be subject to backup withholding at a rate of 31% with respect to any cash received in lieu of fractional shares unless you are an exempt recipient or comply with certain procedures. Backup withholding is not an additional tax. Any amount so withheld will either be credited against your United States Federal income tax liability or refunded by the IRS.

          The foregoing United States Federal income tax discussion is for general information purposes only. You should consult your own tax advisor regarding the specific tax consequences of the Preferred Stock Dividend and the Reclassification, including, without limitation, the application and effect of foreign, state, local or other tax laws.

THE PURCHASE AGREEMENT

          The following summarizes the material terms of the Purchase Agreement, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement. We encourage you to read the Purchase Agreement in its entirety.

The Parties to the Purchase Agreement

Sentry

           Sentry Technology Corporation was formed in connection with the February 1997 merger of Knogo North America Inc., a Delaware corporation, and Video Sentry Corporation, a Minnesota corporation. Pursuant to the merger agreement, we entered into for that transaction, we are now the parent corporation of two wholly-owned Delaware subsidiaries: Knogo North America Inc. and Video Sentry Corporation.

           Dutch A&A Holding, B.V.

           The other party to the agreement is Dutch A&A Holding, B.V., also referred to as "Dutch A&A" or the "Investor." It is a Netherlands company which, through its subsidiaries, is in the business of development, manufacture, sale and/or distribution of various kinds of identification, access control, anti-theft electronic article surveillance systems, closed circuit television surveillance and accessories.

          The following Dutch A&A subsidiaries accounted for 100% of total consolidated revenue in 1999: Atlas Software, Dialoc International, Dialoc ID Technology and Dutch Technology Fund, all located in Harderwijk, The Netherlands; Asint and Asint Sound, companies located in Utrecht, The Netherlands; Dialoc-ID Systems Interlabel, a company located in Helmond, The Netherlands; ID Security Systems Canada and ID Systems USA, companies with management offices in Toronto, Ontario; ID Systems Do Brazil, a company located in Nova Friburgo, Rio de Janeiro, Brazil; and Custom Security Industries, a company located in Thornhill, Ontario.

           Dutch A&A was incorporated in the Netherlands in 1990. Its principal executive offices are located at Galvanistraat 24-3840 AH Harderwijk, The Netherlands, and its telephone number is (631) 341 427 100.

Terms of the Reclassification

          The Purchase Agreement

          Upon consummation of the Investment, Dutch A&A will acquire new shares of our common stock, $0.001 par value, representing 37.5% of the common stock to be then outstanding, for $3.0 million, with $2.0 million payable at closing, and the balance due six months later. At any time prior to the first anniversary of the initial purchase, Dutch A&A may increase the total number of shares of common stock it acquires under the agreement to 51% of the shares of common stock to be then outstanding. If the average market value of our common stock, measured over any ten-day trading period during the year, is at least $15.0 million, the purchase price for the additional shares shall be determined by multiplying the actual number of shares to be purchased by $.001. Otherwise, the purchase price will be $1.5 million.

          At any time prior to the second anniversary of the initial purchase, Dutch A&A may increase the number of the total number of shares of common stock it acquires under the agreement to 60% of the shares of common stock to be then outstanding. The purchase price for such additional shares shall be determined as follows: If the Average Market Value of our common stock, measured over any ten-day trading period during the two years preceding the second anniversary, is at least $25.0 million, the purchase price shall be determined by multiplying the actual number of shares to be purchased by $.001. If Dutch A&A previously exercised its right to acquire shares representing 51% of the common stock, but the average market value test is not met at the time of the second purchase, then the purchase price shall be $3.5 million; otherwise the purchase price shall be $5 million.

          As a condition to the Purchase Agreement, our shareholders must elect three nominees of Dutch A&A to our Board of Directors. The election will take place at the Special Meeting. If Dutch A&A has not acquired 51% of our common stock by the second anniversary of the Effective Time, one of the three nominees of Dutch A&A will resign and be replaced by a nominee of the continuing directors - those directors not nominated by Dutch A&A - approved by Dutch A&A.

          The Distribution Agreement

          At the closing of the Investment, Dutch A&A and Sentry will enter into a distribution agreement, which contemplates a two-way distribution relationship between us and Dutch A&A, having an initial duration of two years from execution. If, after the initial two-year period Dutch A&A has not taken a 51% or greater equity interest in us, the distribution agreement shall automatically extend for an additional two years. Pursuant to the distribution agreement, we will have the right to purchase from Dutch A&A and to sell closed circuit television video capture software, electromagnetic and radio frequency EAS systems, radio frequency and electromagnetic labels, radio frequency and electromagnetic deactivation systems, radio frequency identification (RFID) systems and proximity access control systems manufactured by Dutch A&A or its affiliates. We may also manufacture or purchase from Dutch A&A EAS hard tags. Pricing for the Dutch A&A tags and systems will be set at the lowest price Dutch A&A charges its affiliates. Dutch A&A has the right to purchase from us and to sell into countries where we have no dealer or distributor, electromagnetic system, tag deactivation/reactivation and closed circuit television surveillance systems manufactured by us.

Exchange of Certificates Representing Sentry Preferred Stock

           Following the filing of the Amended and Restated Certificate of Incorporation, certificates formerly representing Class A Preferred Stock will thereafter without further action on the part of the holder, represent the number of shares of common stock into which preferred stock was reclassified. The shares of our common stock will be deemed issued at the effective date of the Reclassification. We will instruct the Agent to deliver the shares of our common stock issued in connection with the Reclassification to holders of our preferred stock.

          Any fractional shares of preferred stock, otherwise issuable to preferred stockholders as a result of the Preferred Stock Dividend, will be pooled for sale by the Agent, with the net proceeds (after expenses) of sale to be divided among such holders pro rata.

          As soon as practicable (but no more than five business days) after the filing of the Amended and Restated Certificate of Incorporation, the Agent will mail to each holder of our preferred stock: (1) a letter of transmittal specifying that delivery will be effective, and risk of loss and title to your preferred stock certificates will pass, only upon proper delivery of preferred stock certificates to the Agent; and (2) instructions on surrendering our preferred stock certificates in exchange for our common stock certificates. Once a preferred stockholder surrenders a preferred stock certificate for cancellation, together with the letter of transmittal and any other necessary documents and tax forms, preferred stockholders will receive a certificate representing the shares of our common stock issued in the reclassification, together with any proceeds due such holder from the sale of the aggregate fractional shares of preferred stock otherwise issuable as a result of the Preferred Stock Dividend. The Agent will then cancel the preferred stock certificate that was surrendered.

          If you own preferred stock, you should not send in your preferred stock certificates until you receive the letter of transmittal form and instructions from the agent. You should not return your preferred stock certificates with the enclosed proxy.

Sentry Stock Options

           Sentry's 1997 Stock Incentive Plan states that upon a reclassification, once holders exercise their options, they are entitled to the number of shares to which they would have been entitled if they owned the shares underlying the option at the time the reclassification occurred. Therefore, following the effective time of the Reclassification, options to purchase our preferred stock will be converted to options to purchase our common stock at a ratio of 5 to 1, adjusted for the Preferred Stock Dividend.

Representations and Warranties

          In the Purchase Agreement, we and Dutch A&A make the following customary representations and warranties:

•	that the documents we filed with the Commission since February 12, 1997 did not, at the time they were filed, contain material misstatements or omissions;

•	that the information we and Dutch A&A supplied to be included in the Purchase Agreement or in the Registration Statement will not contain material misstatements or omissions;;

•	that since December 31, 1999 we have not changed adversely in any material way except as disclosed in our documents filed with the Commission;

•	that we were not involved in any actions or proceedings except as disclosed;

•	that we hold all necessary governmental licenses and permits, and comply with all laws;

•	that we comply with all relevant tax laws;

•	that we did not use a broker; and

•	that we hold good title to our intellectual property.

          In addition, the Purchase Agreement contains representations and warranties by us and Dutch A&A regarding our organization, capital structure, authority to enter into the Purchase Agreement and certifying that the Purchase Agreement is binding.

Conduct of Business Pending the Reclassification

           Actions by Sentry

           Under the Purchase Agreement, we agreed that until the initial purchase by Dutch A&A, we will (1) operate our business in the usual and ordinary course consistent with past practices and in accordance with applicable laws; (2) preserve our business organization; and (3) use our commercially reasonable efforts to retain the services of our respective principal officers and key employees.

           Except as stated in the Purchase Agreement or elsewhere in writing, we will not:

•	increase, in the future, executive officers' or employees' compensation, agree to pay severance to any of our directors, executive officers or other employees, or make any new grants or awards under any employee benefit plan except as required by law;

•	declare, set aside or pay any dividend or other distribution or payment in cash, stock or property with respect to our capital stock, or reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of our capital stock;

•	issue, grant, sell or pledge any shares of our capital stock except upon the exercise of stock options or warrants;

•	acquire, sell, transfer, lease or encumber any material assets except in the ordinary course of business;

•	propose or adopt any amendments to our certificate of incorporation or bylaws;

•	change our accounting policies or procedures (including tax accounting policies and procedures), except as required by law or as required by generally accepted accounting principles;

•	adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization;

•	settle or compromise any material claims or litigation, or except in the ordinary course of business, modify, amend or terminate any of our material contracts or waive, release or assign any material rights or claims we might have, or make any payment, direct or indirect, of any material liability we might have before that claim becomes due and payable; or

•	make any material tax election or permit any material insurance policy naming us as a beneficiary or a loss payable payee to be canceled or terminated.

No Solicitation

           Under the Purchase Agreement, we agree not to (and shall use reasonable efforts to cause our officers, directors and employees and any investment bank, attorney, accountant, or other agent retained by us not to) solicit any proposal or offer to acquire all or any significant part of our business and properties or our capital stock, by merger, purchase of assets, tender offer or otherwise (an "Acquisition Proposal" and, any such transaction, an "Acquisition Transaction") or provide any non-public information concerning our Company to any third party in connection with an Acquisition Proposal. However, if our Board of Directors determines in good faith that the failure to consider such proposal or offer could reasonably be deemed to cause our directors to breach their fiduciary duties under applicable law, we may furnish information or participate in discussions and negotiations and enter into an agreement relating to an Acquisition Proposal with any third party (including parties with whom we have had discussions on any basis on or prior to the date of the Purchase Agreement) who makes us an unsolicited proposal or offer.

          In addition, we may (a) issue press releases or otherwise publicly disclose the terms of any Acquisition Proposal, (b) disclose to our stockholders our position on an Acquisition Proposal, and make related filings with the SEC as required by the Exchange Act tender offer rules, and (c) take any action the Board determines would likely be required under applicable law. If we receive an Acquisition Proposal, we will promptly inform Dutch A&A, unless our Board determines that giving such notice could breach its fiduciary duty under applicable law.

Directors' and Officers' Indemnification and Insurance

          The Purchase Agreement provides that:

          •           We will keep in effect in our Certificate of Incorporation and Bylaws provisions for exculpation of director and officer liability and indemnification of our present and former officers, directors, employees and agents to the fullest extent permitted under the Delaware law;

          •           We will keep in effect, at no expense to the directors and officers, their liability insurance, issued by a carrier or carriers assigned a claims-paying ability rating by A.M. Best & Co. of "A (Excellent)" or higher, providing at least the same coverage as the insurance currently maintained by us with terms and conditions as favorable to the beneficiaries for at least six years from the first payment under the Investment. If any claim is made against our present or former directors, officers or employees that is potentially covered by insurance, we will not do anything that would jeopardize, or limit the insurance coverage available for that claim until its final disposition;

          •           Nonetheless, if any claim, proceeding or investigation is made against our present and former officers, directors, employees and agents, this section shall continue in effect until the final disposition of such claim, proceeding or investigation;

          •           Our present and former officers, directors, employees and agents, and their respective heirs and legal representatives, can seek relief from us for the protections set forth in this paragraph. The indemnification provided for here does not preclude any other rights to which such party is entitled. We will pay all expenses, including attorneys' fees, that may be incurred by our present and former officers, directors, employees and agents in enforcing the indemnity and other obligations for which we are responsible; and

          •           If we, or our successors or assigns, (i) consolidate with or merge into any other Person and shall not be the continuing or surviving entity, or (ii) transfer or convey all or substantially all of our properties and assets to any Person, then, we will ensure that on the later of (X) the sixth anniversary of the first payment under the Investment, and (Y) the expiration of any statute of limitations applicable to any relevant claim, proceeding or investigation, our successors and assigns shall assume our obligations before we engage in such a merger or consolidation.

Employee Matters

          The Purchase Agreement states that we will honor all existing employment, severance, consulting and salary continuation agreements with any of our current or former officers, directors, employees or consultants.

          If we (i) consolidate with or merge into any other party, or (ii) transfer or convey all or substantially all of our properties and assets to any other party, then we will ensure that our successors and assigns assume our employee obligations.

Conditions to the Reclassification

          The Purchase Agreement contains certain conditions that must be fulfilled prior to consummation, as follows:

•	We must obtain our shareholders' approval for the Reclassification;

•	Our shareholders must elect Dutch A&A's nominees as directors;

•	We must execute the Transaction Agreements (as defined in the Purchase Agreement);

•	The Purchase Agreement must not conflict with any statute, rule, regulation, executive order, decree, judgment, injunction or order;

•	The registration statement filed in connection with the Investment must be declared effective and not subject to any stop order or proceeding by the Commission.

•	We must obtain all regulatory approvals necessary to consummate the Purchase Agreement;

•	We must procure all necessary permits and authorizations under state securities laws;

•	We must file the Certificate of Amendment to our Certificate of Incorporation with the Delaware Secretary of State to increase the number of authorized shares of common stock to 140,000,000 shares, and reclassify the outstanding shares of our preferred stock as shares of common stock at the rate of 5 to 1;

•	Donald & Co. must issue a letter, dated the date of this Proxy Statement/Prospectus, stating that the Investment, the Reclassification and the related transactions are fair to you, from a financial point of view;

•	Our representations and warranties made in the Purchase Agreement must be true and correct as of the date of the initial purchase by Dutch A&A; and

•	We and Dutch A&A must perform and adhere to the agreements and covenants required on or before the initial purchase by Dutch A&A.

          A period of time may elapse between the Special Meeting and the initial purchase by Dutch A&A while the parties obtain any required governmental approvals of the Reclassification or the Investment not received on or before the date of the Special Meeting. We believe that we will receive all required governmental approvals. We do not currently anticipate that any conditions to consummate of the Reclassification and Investment other than receipt of required governmental approvals would cause any substantial delay between stockholder approval of the Reclassification and the Investment at the Special Meeting and the initial purchase by Dutch A&A. However, we cannot be sure that a Governmental Entity will not challenge the Reclassification and Investment. See "THE RECLASSIFICATION." It should be noted that either party may terminate the Purchase Agreement if the Investment has not been consummated on or before 180 days from the execution date of the Purchase Agreement. That date is February 4, 2001.

Termination

           Regardless of the approval of our stockholders, the Purchase Agreement may be terminated at any time prior to the consummation of the transaction, whether before or after shareholder approval:

          (i)      by our mutual written consent with Dutch A&A; or

          (ii)      by either us or Dutch A&A, if the initial payment by Dutch A&A has not occurred on or before 180 days from the date of the Purchase Agreement (February 4, 2001). However, if any party's misrepresentation in this Agreement or failure to perform any of its covenants and agreements or to satisfy any obligation under this Agreement has caused the failure of the investment to occur on time, the other party may terminate; or

          (iii)      by either us or Dutch A&A, if (i) any federal or state court or governmental or regulatory body has issued any final judgment or order restraining the transactions contemplated by the Purchase Agreement, or (ii) any statute, rule, regulation or executive order of any federal or state governmental authority after the date of this Agreement which prohibits the consummation of the Investment shall be in effect; or

          (iv)      by either us or Dutch A&A, if, at the Special Meeting the (i) Amended and Restated Certificate of Incorporation is not approved, or (ii) Dutch A&A's nominees for election as our directors are not elected to terms satisfactory to Dutch A&A (up to three years); or

          (v)      by Dutch A&A, if we materially breach any of our representations, warranties or material covenants or agreements, which we do not remedy after thirty (30) days' written notice to us by Dutch A&A, except for the right of Dutch A&A to terminate with respect to the matters described in paragraph (ix) below; or

          (vi)      by us, if Dutch A&A materially breaches any of its representations, warranties or material covenants or agreements, which it does not remedy after thirty (30) days' written notice by us to Dutch A&A; or

          (vii)      by either Dutch A&A or us, if (i) our Board of Directors withdraws or modifies in a manner adverse to Dutch A&A its approval or recommendation of the proposal to approve the Amended and Restated Certificate of Incorporation at the Special Meeting or shall have resolved to do any of the acts deemed in connection with an Acquisition Proposal, or (ii) any party makes an Acquisition Proposal that our Board of Directors determines in good faith, that the failure to accept could reasonably be deemed to cause the members of our Board of Directors to breach their fiduciary duties under applicable law; or

          (viii)      by us, if the fairness opinion required by the Purchase Agreement is not received by our Board of Directors by the date required by the Purchase Agreement; or

          (ix)      by Dutch A&A, if (i) it shall determine that in its sole judgment (A) our monetary liability related to the alleged failure of certain of our products to meet the requirements of Industry Canada regulation exceed $300,000.00, or (B) our ability to adequately develop our Canadian market will be adversely affected; or (ii) Dutch A&A determines in its financial due diligence that our financial condition is not consistent (in a manner adverse to Dutch A&A) with financial information furnished to Dutch A&A. However, Dutch A&A's right to terminate the purchase agreement pursuant to this paragraph lapsed at 5:00 p.m., Eastern Time, on August 30, 2000.

Fees and Expenses

          We and Dutch A&A will pay our own fees in connection with the Investment. However, if the Investment is consummated, we will pay the reasonable fees and expenses of Dutch A&A counsel. If either party willfully misrepresents or breaches the Purchase Agreement, the breaching party will pay all costs and expenses incurred by both parties in connection with the Investment and the preparation of this statement and all SEC filing fees.

           Either party may terminate the Purchase Agreement if our Board withdraws or modifies its approval or recommendation of the proposal to adopt the Amended and Restated Certificate of Incorporation or to elect Dutch A&A's nominees for Director. Further, if within six months of such termination, we consummate a proposal or offer by a third party, then we will pay or reimburse Dutch A&A for all reasonable fees and expenses.

Amendment

          We may amend the Purchase Agreement in writing signed by us and Dutch A&A. After the initial purchase by Dutch A&A, and so long as a continuing director remains on our Board (a director not nominated by Dutch A&A), we may amend only with the written consent of a continuing director.

Assignment

          Dutch A&A is permitted to assign its rights and obligations under the Purchase Agreement to any successor to a majority of its electronic article surveillance/security business or assets.

Recommendation

          Our Board has determined that the Reclassification, the terms of the Investment and Purchase Agreement, and the related proposals, are fair and in your best interests. Accordingly, our Board unanimously recommends that you vote:

          1.    "FOR" the Preferred Stock Dividend; and

          2.      "FOR" the Reclassification.

PROPOSAL 3. ELECTION OF DIRECTORS NOMINEES.

           General

          If you are a Sentry Shareholder, you will be asked at the Special Meeting to consider and approve the nominations made by our Board of Directors. Specifically, you are being asked to elect the following to our Board of Directors:

          (1)      PETER MURDOCH;

          (2)      COR S.A. DE NOOD;

          (3)      ANTHONY H.N. SCHNELLING;

          (4)      ROBERT D. FURST, JR.

           Subject to the current class structure that exists on our Board of Directors, the nominees are proposed to be elected for the following positions:

•	Nominee 1 and Nominee 2 are being nominated for the positions on the Board whose term shall expire at the annual meeting in 2003; and

•	Nominee 3 is being nominated to fill a vacancy on the Board. This position was created when the Board expanded the number of directors in that class to three for a term which shall expire at the annual meeting in 2002.

•	Nominee 4 is being nominated to fill an existing vacancy on the Board. The term of this Board position shall expire at the annual meeting in 2001.

           Unless otherwise specified, shares represented by the enclosed proxy will be voted for the election of Peter Murdoch, Cor S.A. De Nood, Anthony H.N. Schnelling and Robert D. Furst, Jr.

Nominees

           Peter Murdoch, age 46, Chief Executive Officer, Dialoc ID. Mr. Murdoch has extensive experience in the retail security industry as well as in the sales of technology-based products. He was Managing Director of ID Systems North America since its inception in 1987. Beginning in 1997 he has served as director and member of the management committee of Dutch A&A Holding B.V. Prior to joining ID Systems, Mr. Murdoch was Vice President of Sales for Catalyst International Business Systems. He is an economics graduate from the University of Western Ontario.

          Cor S.A. De Nood, age 56, Chief Technical Officer, Dialoc ID. As co-founder of ID Engineering, Cor de Nood has more than 30 years of experience developing, designing, and manufacturing EAS and identification systems. In 1977, he co-founded the ID Systems group of companies, and Dutch A&A Holding B.V. beginning in 1991. In his capacity as Chief Technical Officer of Dialoc ID, Mr. De Nood has developed key ongoing relationships with Philips Electronics, TNO (the Dutch research council) and the University of Eindhoven which greatly assist the company in developing products and pursuing fundamental research projects.

           Anthony H. N. Schnelling, age 53, Interim President and Chief Executive Officer of the Company since October 1999. Mr. Schnelling is a member and managing director of Bridge Associates, LLC, a Delaware Limited Liability Company which he co-founded in 1997. Prior to changing its name to Bridge Associates, LLC in August 2000, this company was formally known as Restoration Management, LLC. Since July 1996, he has been active in providing consulting and crisis management services to private and public companies and individuals. From October of 1989 through June of 1996, Mr. Schnelling practiced law with Stroock & Stroock & Lavan LLP in New York City. From 1986 through 1989 Mr. Schnelling attended Fordham University School of Law and has been a member of its Alumni Board of Directors since 1989. From 1978 through 1986, Mr. Schnelling was the President, Chief Executive Officer, principal shareholder and a director of Colora Printing Inks, Inc. in the United States, Colora Printing Inks, Ltd. in the United Kingdom and Ets. Colora S.A. in France, a group that manufactured and distributed printer's ink for the packaging industry. During 1980, Mr. Schnelling was also active as an investment banker with Warburg, Paribas, Becker of New York City. From 1974 through 1978, Mr. Schnelling served in various capacities at Morgan Guaranty Trust Company of New York and was chiefly active in its shipping group.

           Robert D. Furst, Jr., age 47, has been a Director of Sentry Technology since its inception. Prior thereto he was a Director of Video Sentry Corporation, our predecessor, from January 1993 until February 1997. He was Chairman of the Board of Video Sentry from July 1996 and Chief Executive Officer from August 1996 until February 1997. Mr. Furst was one of the original shareholders of Video Sentry. He is also the founder and owner of Furst Capital Management, a firm specializing in trading government and equity securities as well as commodity futures. Mr. Furst is a member of the Chicago Board of Trade and has been a securities and commodities trader since 1980. Mr. Furst's term as a Director expires at the 2000 Annual Meeting of Stockholders. Together with Mr. Perlmuth, Mr. Furst will be one of the two continuing directors (of a total of five directors) on the Board of Directors following the completion of the Dutch A&A Investment.

Directors Not Presently Standing For Reelection

The following sets forth information regarding the persons currently serving as Directors of the Company:

           Robert L. Barbanell, age 70, has been a Director since February 1997. He has been President of Robert L. Barbanell Associates, Inc., a financial consultancy firm, since July 1994. Prior thereto, Mr. Barbanell served in various capacities at Bankers Trust New York Corporation, where he was Managing Director of the European Merchant Bank of Bankers Trust International PLC from 1991 to 1994; Managing Director of BT Securities Corporation from 1989 to 1991; Managing Director of Bankers Trust Company from 1986 to 1989; Senior Vice President of Bankers Trust Company from 1981 to 1986. Prior to his service with Bankers Trust, Mr. Barbanell served in various executive capacities at Amcon Group, Inc. and GI Export Corporation. Mr. Barbanell currently serves on the Boards of Directors of Marine Drilling Companies, Inc., Kaye Group, Inc., Cantel Industries, Inc., and Blue Dolphin Energy Company. Mr. Barbanell's term as a Director expires at the 2001 Annual Meeting of Stockholders. Mr. Barbanell has advised us that he intends to leave the Board of Directors concurrently with the consummation of the Dutch A&A Investment.

          Paul D. Mellin, age 36, has been a Director since August 1997, when he was appointed to fill a vacancy on the Board of Directors. Mr. Mellin joined SG Cowen, a subsidiary of Societe Generale, as the Managing Director of the Mergers and Acquisitions Group and as the head of their Electronics Mergers and Acquisitions practice in April, 2000. Prior to Mr. Mellin's joining SG Cowen, he was a member of the mergers and acquisitions group at Deutsche Banc Alex. Brown LLC and Smith Barney. Mr. Mellin's term as a Director expires at the 2002 Annual Meeting of Stockholders. Mr. Mellin has advised us that he intends to leave the Board of Directors concurrently with the consummation of the Dutch A&A Investment.

           William A. Perlmuth, age 70, has been Chairman of the Board of Directors of Sentry Technology since January 1997. Prior thereto, Mr. Perlmuth served as a Director of several of our predecessors from 1979 to February 1997. Mr. Perlmuth has been a partner in the law firm of Stroock & Stroock & Lavan LLP in New York, New York for more than five years and is presently of counsel to such firm. Such firm and Mr. Perlmuth have performed legal services for us. The aggregate amount of fees we paid to Stroock & Stroock & Lavan LLP was less than 5% of the law firm's gross revenues for the last fiscal year. We believe that the billing rates for the foregoing legal services were no less favorable to us than could have been obtained from unaffiliated parties for comparable services. Mr. Perlmuth's term as a Director expires at the 2002 Annual Meeting of Stockholders. Together with Mr. Perlmuth, Mr. Furst will be one of the two continuing directors (of a total of five directors) on the Board of Directors following the completion of the Dutch A&A Investment.

           Thomas A. Nicolette, age 50, has been a Director of the Company since January 1997 and is the Managing Director of Nicolette Consulting Group, Limited, an investment partnership. Prior to his resignation on June 12, 2000, Mr. Nicolette served as a Senior Executive Officer since October 1999. Mr. Nicolette served as the President and Chief Executive Officer since January 1997 and in various capacities at several predecessors of the Company, including Knogo North America Inc., where he was President, Chief Executive Officer and a Director from December 1994 to February 1997, and Knogo Corporation, where he was a Director from 1987 until December 1994, Chief Executive Officer from May 1994 to December 1994 and President and Chief Operating Officer from 1990 to May 1994. Prior thereto he served in other positions as an officer at Knogo Corporation. Mr. Nicolette serves on the Board of Directors of SenTech EAS Corporation, is chairman of the Executive Committee of the Board of Directors and Chief Executive Officer of DNA Technologies, Inc. and is Vice Chairman of the Board of Trustees of WLIW, the Long Island-based affiliate of the Public Broadcasting System. Mr. Nicolette's term as a Director expires at the 2000 Annual Meeting of Stockholders.

Compensation Of Directors

           Directors who are also our full-time employees receive no additional compensation for their services as Directors. Each non-employee Director receives $12,000 annually for services on our Board and $1,000 per Board meeting (other than telephonic meetings) attended. In addition, each non-employee Director who is a member of any committee of our Board receives $500 for attendance at any meeting of such committee which is held neither immediately before nor immediately after a Sentry Board meeting; provided, however, that the chairman of the Audit Committee of our Board receives $1,000 for attendance at any such separately held meeting of the Audit Committee and $500 for attendance at any meeting of such committee held either immediately before or immediately after a Board meeting.

          In addition, each non-employee Director is eligible to participate in our 1997 Stock Incentive Plan. On February 12, 1999, each non-employee Director also received a grant of options to purchase 3,000 shares of our common stock at an exercise price of $0.625, vesting in equal portions over a five year period, and on February 14, 2000, each non-employee Director also received a grant of options to purchase 3,000 shares of our common stock at an exercise price of $0.3125, vesting in equal portions over a five year period.

Committee Of the Board Of Directors; Attendance At Meetings

          Our Board of Directors has an Audit Committee. The members of the Audit Committee are our Directors who are neither our officers nor our employees. The members of the Audit Committee are Messrs. Barbanell and Mellin. Mr. Barbanell is Chairman of the Audit Committee. During 1999 there were five meetings of our full Board and one meeting of the Audit Committee. Each Director, other than Mr. Mellin, attended all of the meetings of our Board and of each committee of which he is a member.

Executive Officers

          The following sets forth information regarding the persons serving as executive officers of the Company:

Name	Age	Office

Anthony H.N. Schnelling	53	Our Interim President and Chief Executive Officer since October 1999. Since August 2000, Mr. Schnelling is a member and managing director of Bridge Associates, formerly known as Restoration Management Company, LLC, which he co-founded in 1997. Since July 1996, he has been active in providing consulting and crisis management services to private and public companies and individuals. From October of 1989 through June of 1996, Mr. Schnelling practiced law with Stroock & Stroock & Lavan LLP in New York City. From 1986 through 1989 Mr. Schnelling attended Fordham University School of Law and has been a member of its Alumni Board of Directors since 1989. From 1978 through 1986, Mr. Schnelling was the President, Chief Executive Officer, principal shareholder and a Director of Colora Printing Inks, Inc. in the United States, Colora Printing Inks, Ltd. in the United Kingdom and Ets. Colora S.A. in France, a group that manufactured and distributed printer's ink for the packaging industry. During 1980, Mr. Schnelling was also active as an investment banker with Warburg, Paribas, Becker of New York City. From 1974 through 1978, Mr. Schnelling served in various capacities at Morgan Guaranty Trust Company of New York and was chiefly active in its shipping group.

Peter J. Mundy	44	Our Vice President-Finance and Chief Financial Officer. Mr. Mundy also serves as our Secretary and Treasurer. Mr. Mundy was Vice President - Finance, Chief Financial Officer, Secretary and Treasurer of Knogo North America Inc. from December 1994. Prior thereto, Mr. Mundy served as an officer of Knogo Corporation where he was Vice President - Corporate Controller from May 1994 and, prior to such time, Corporate Controller and Controller since 1982. Mr. Mundy is a Certified Public Accountant.

John F. Whiteman	42	Mr. Whiteman became our Senior Vice President - Sales and Marketing in January 1998. Prior thereto he was Senior Vice President - Sales and Marketing of Knogo North America Inc. since January 1997; Vice President Sales - West of Knogo North America Inc. and Knogo Corporation from 1994 to 1996; and, prior to such time, served in various sales positions with Knogo Corporation since 1986.

Employment Agreements And Compensation Of Executive Officers; Change Of Control Arrangements

           Anthony H.N. Schnelling is a principal of Bridge Associates, LLC, or "Bridge Associates." Prior to its name change in August 2000, Bridge Associates was known as Restoration Management Company, LLC. We retained Bridge Associates in October 1999 to assist in our efforts to reduce operating expenditures, to return to profitability, and to further our efforts to find an acquisition partner or strategic investor. Mr. Schnelling was appointed interim President and Chief Executive Officer to facilitate the performance of Bridge Associates' services to us.

           Compensation paid to Bridge Associates was negotiated at arm's length. In connection with the negotiation, Bridge Associates, through Mr. Schnelling, requested and was granted an option to purchase 200,000 shares of our common stock at an exercise price of $0.188 (which was the fair market value of our common stock on the date of grant). In granting this option, our Board of Directors took into account the nature of the task Bridge Associates was expected to perform, the cash fee being paid to Bridge Associates, and the fact that the option would have no value to Bridge Associates unless our stock price increased.

           Bridge Associates initially received $20,000 per month, in advance, for services of Mr. Schnelling, and additional fees if other Bridge Associates personnel performed services for us. Beginning August 1, 2000, this compensation arrangement was changed. Bridge Associates is presently compensated at the rate of $30,000 per month, in advance, for all services rendered by all Bridge Associates personnel, including the services of Mr. Schnelling.

          The employment agreements of Messrs. Mundy and Whiteman renew automatically on April 12 for one year terms. After cost-of-living adjustments, their annual salaries are presently $126,970 and $155,906 respectively.

          The employment agreements of Messrs. Mundy and Whitman also provide that in the event of a change in our control, the term of each of their employment will be automatically extended for a period of one year, following the date of such change in control. Following such change in control, each of such persons will have the right to terminate his employment for good reason, as defined, while continuing to receive the salary and bonus otherwise payable thereunder for the remainder of the employment term. Additionally, the employment agreements provide that in the event of a change in control all options held by the employee, whether or not then vested, would fully vest. If the change in control was not approved by a majority of the Existing Directors (as defined in our Certificate of Incorporation), each such officer would be entitled to receive, for each option for which the exercise price is less than the market price of our common stock, cash in cancellation of such options in an amount equal to such difference.

          On July 17, 2000, we established a retention arrangement for several of our senior officers, including Messrs. Mundy and Whiteman. Each of them will receive a bonus payment equal to 20% of his annual base compensation if he is our employee at the time the payment is made. This amount is to be paid on the first to occur of (1) the closing of the Dutch A&A Investment (or any similar acquisition by anyone else), or (2) December 31, 2000. Each also received a grant of 150,000 options to purchase our common stock at $0.065 per share. The options vest one-third on grant, one-third six months from the date of grant, and the remainder on July 17, 2001.

Report Of The Board Of Directors With Respect To Compensation

          Our Board of Directors approves the compensation paid to our other executive officers, approving or disapproving the recommendation of the Chief Executive Officer. The Board of Directors also determines the amount of shares and exercise prices for any stock option grants under our 1997 Stock Incentive Plan, and the amount of our matching contribution percentage under our Retirement Savings 401(k) Plan, respectively.

          Currently, our executive officers, other than Mr. Schnelling, are compensated pursuant to written employment agreements providing for a base salary. These agreements provide for annual salary increases intended to maintain the executive's base salary against increases in the cost of living as measured by the United States Department of Labor.

          Mr. Schnelling, our interim CEO, is compensated through Bridge Associates management as set forth in the Consulting Agreement.

Stock Option And Other Equity Plans; Compensation of The Chief Executive Officer

          The Board of Directors endorses the view that the value of compensation paid to our executive officers, and the Chief Executive Officer in particular, should be closely linked to increases in the value of our common stock. Accordingly, our Board supports option awards under our 1997 Stock Incentive Plan and participation by executive officers in the Retirement Savings 401(k) Plan, which includes our common stock fund among its investment alternatives. A substantial portion of the total compensation of the executive officers, including the Chief Executive Officer, is wholly dependent on increases in the value of our common stock.

          The number of stock options granted to executive officers is not determined by reference to any formulas but is determined by the Board's evaluation of the particular officer's ability to influence our long-term growth and profitability. Our Board also considers our performance against certain of its competitors, its general performance against internal goals established by management, and the executive's relative contribution thereto. To provide further incentive to our senior executive officers, options granted in 1998 were granted at exercise prices in excess of the then current market value of our common stock.

This report is submitted by our Board of Directors.

Summary Compensation Table

          The following table summarizes the compensation for our fiscal year ended December 31, 1999 of our Chief Executive Officer and each of four of our other executive officers:

                                                                  Long-Term        All Other
                                         Annual Compensation      Compensation     Compensation (1)
                                         -------------------      ------------     ----------------

                                                                 Securities
Name and                                                         Underlying
                                                                 Options (#)
Principal Position               Year     Salary      Bonus      -----------
------------------               ----     ------      -----

Anthony H.N. Schnelling          1999    $ 50,000(2)    -        200,000              -
Interim President and CEO

Thomas A. Nicolette,             1999     206,941       -         75,000          $4,800
Senior Executive Officer(3)      1998     198,380       -         50,000           4,800
                                 1997     194,167       -        100,000           4,390

Peter J. Mundy,                  1999     124,165       -         35,000           3,725
Vice President - Finance,        1998     119,028       -         20,000           3,571
Secretary and Treasurer          1997     118,110       -         40,000           3,543

John F. Whiteman                 1999     152,462       -         50,000           4,574
Sr. Vice President Sales and     1998     145,476       -         30,000           4,364
Marketing                        1997     149,120    $30,943      40,000           3,586

Peter Y. Zhou,                   1999     134,512       -         20,000           4,036
Vice President - Technology(4)   1998     128,947       -         12,500           3,868
                                 1997     128,833       -         40,000           3,865

(1)	Amounts shown consist of our matching contributions under the Retirement Savings 401(k) Plan.

(2)	Compensation to Mr. Schnelling was paid to Bridge Associates, LLC, of which he is a member and managing director.

(3)	Mr. Nicolette, who was our CEO until October 15, 1999, resigned as our employee effective June 12, 2000. Under the terms of the settlement agreement, Nicolette Consulting Group, Limited will receive $17,500 per month through February 12, 2002. In addition, stock options previously granted to him were vested. All of such options expire at various times through January 7, 2003.

(4)	Dr. Zhou resigned from the Company in January 2000.

          As to various items of personal benefits, we have concluded that the aggregate amount of such benefits with respect to each individual does not exceed the lesser of $50,000 or 10% of the annual salary and bonus reported in the table for such individual.

Options Granted in Last Fiscal Year

The following table sets forth certain information concerning options granted during 1999 to each person named in the Summary Compensation Table:

                          Number Of
                         Securities    % Of Total                                 Potential Realizable Value At Assumed
                         Underlying    Granted To                                    Annual Rate Of Stock Price
                           Options    Employees In    Exercise      Expiration    Appreciation For Option Term(2)(3)
Name                       Granted        1999       Price (1)         Date       ------------------------------------
----                       -------        ----       ---------         ----                 5%              10%
                                                                                            --             ---

Anthony H.N. Schnelling    200,000        30.5%        $0.188   See Note (1)             $23,650         $59,934
Thomas A. Nicolette         75,000        11.4%         0.62         1/11/09              29,249         74,121
Peter J. Mundy             35,000         5.3%          0.62         1/11/09              18,649         34,590
John F. Whiteman           50,000         7.6%          0.62         1/11/09              19,499         49,414
Peter Y. Zhou(4)           20,000         3.0%          0.62         1/11/09              7,800          19,766
(1)	These options were granted with an exercise price equal to the market value of the common stock on the date of the grant. Mr. Schnelling was granted non-qualified options which vest immediately and expire two years from the termination of his consulting agreement. All other options granted were incentive stock options which vest over a five year period at 20% per year and expire after 10 years.

(2)	Represents a gain that would be realized assuming the options were held until expiration and the stock price increased at compounded rates of 5% and 10% from the base price per share.

(3)	The dollar amounts under these columns use the 5% and 10% rates of appreciation required by the Securities and Exchange Commission. This presentation is not intended to forecast possible future appreciation of our common stock.

(4)	Dr. Zhou resigned from the Company in January 2000 and his options reverted to the Company.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year End Option Values

          The following table sets forth for each of the persons named in the Summary Compensation Table the number of options exercised during 1999 and the amount realized by each such officer. In addition, the table shows the number of options that the named executive officer held as of December 31, 1999, both exercisable (E) and unexercisable (U), and the value of such options as of that date.

                                                                Number Of Unexercised    Value Of Unexercised In The
                                                                Options At Year-End (#)  Money Options At Year End ($)
                             Shares
                             Acquired On     Value            Exercisable/               Exercisable/
Name                         Exercise (#)    Realized ($)     Unexercisable              Unexercisable
----                         ------------    ------------     -------------              -------------

Anthony H.N. Schnelling              -              -         E          200,000         E        -
                                                              U                -         U        -

Thomas A. Nicolette                  -              -         E          292,139         E        -
                                                              U          130,000         U        -

Peter J. Mundy                       -              -         E          112,614         E        -
                                                              U           56,000         U        -

John F. Whiteman                     -              -         E           64,716         E        -
                                                              U           74,000         U        -

Peter Y. Zhou(1)                     -              -         E          103,703         E        -
                                                              U           39,500         U        -

_____________________________

(1)	Dr. Zhou resigned from the Company in January 2000 and his options reverted to the Company.

Performance Graph

          The graph below provides an indicator of our cumulative total stockholder returns as compared with the S&P 600 Small Cap Index and the S&P Electrical Equipment Index.

INCEPTION TO
6/30/00                 2/13/97    3/31/97    6/30/97     9/30/97   12/31/97    3/31/98  6/30/98     9/30/98

SENTRY TECHNOLOGY        3.500      3.375      4.000       2.625      1.500      1.250     1.063       0.813
CORP

STANDARD & POOR'S
600 SMALL CAP          147.510     137.090    161.550    187.310    181.160    200.840    191.540    151.170

STANDARD & POOR'S
ELECTRICAL EQUIPMENT 2,582.140   2,368.880  3,039.330  3,200.070  3,382.440  3,945.380  4,050.180  3,585.580

                       12/31/98   3/31/99   6/30/99     9/30/99     12/31/99     3/31/00     6/30/00

SENTRY TECHNOLOGY       0.625      0.313      0.500       0.250       0.094       0.250       0.094
CORP

STANDARD & POOR'S     177.360    161.070    185.520     176.200     197.790     208.950     210.700
600 SMALL CAP

STANDARD & POOR'S   4,492.060  4,763.710  5,050.980   5,264.250   6,662.360   6,634.300   6,776.890
ELECTRICAL EQUIPMENT

                       2/13/97    3/31/97  6/30/97   9/30/97   12/31/97   3/31/98   6/30/98   9/30/98

SENTRY TECHNOLOGY      $ 100      $ 96    $ 114      $  75    $ 43        $ 36      $ 30      $ 23
CORP

S&P 600 SMALL CAP      $ 100     $  93    $ 110      $ 127    $123        $136      $130      $102
INDEX

S&P ELEC. EQUIP.       $ 100     $  92    $ 118     $  124   $ 131        $153      $157      $139
INDEX

                      12/31/98   3/31/99   6/30/99   9/30/99   12/31/99    3/31/00   6/30/00

Sentry Technology      $ 18       $  9      $ 14      $ 7       $  3        $  7      $  3
Corporation

S&P 600 Small Cap      $120       $109      $126     $119       $134        $142      $143
Index

S&P Elec. Equip.       $174       $184      $ 96     $204       $258        $257      $262
Index

Beneficial 16(A) Beneficial Ownership Reporting Compliance

          Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our officers, Directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and greater than ten-percent Stockholders are required by Securities and Exchange Commission regulations to furnish us with copies of all such reports they file.

          Based solely on a review of the copies of such reports furnished to us, or written representations that no Forms 5 were required, we believe that during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to our officers, Directors and greater than ten-percent beneficial owners were complied with.

Recommendation

           Our Board has determined that the election of the nominees is fair and in your best interests. Accordingly, our Board unanimously recommends that you vote:

          •            "FOR" the election of three Dutch A&A nominees and the re-election of the current Board member to our Board of Directors.

PROPOSAL 4. ELIMINATION OF THE CLASSIFIED BOARD.

        General

          If you are a holder of our common stock, you will be asked at the Special Meeting to consider and approve a proposal to remove the provision in our certificate of incorporation that provides for classification of our Board of Directors (which currently is divided into three separate classes and elected on a staggered basis) and to replace this structure with a single class board of directors under which all our directors are elected by the shareholders.

          Our Board determined to submit the Classified Board Rescission Proposal because Dutch A&A required that we use our best efforts to seek shareholder approval to rescind the classified board. Our Board also viewed the original purpose for a classified board (stability against an unsolicited acquisition) to be irrelevant in our current financial condition.

          This amendment requires the approval of the holders of eighty percent (80%) of the shares of our common stock outstanding on the record date.

         Certain Charter and By-Law Provisions

          Our certificate of incorporation provides for the Board to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our Board will be elected each year.

          This provision prevents a party who acquires control of a majority of our stock from obtaining control of our Board until the second annual stockholders' meeting following the date the acquirer obtained the controlling stock interest. As a result, this provision could discourage a potential acquirer from making a tender offer or attempting to obtain control of us. Accordingly, this provision increases the likelihood that our incumbent directors retain their positions. Our Board has now determined to rescind the classified board structure.

          In the course of negotiating the terms of the proposed Investment with Dutch A&A, representatives of Dutch A&A indicated that they would require, as a condition to the consummation of the Investment, that we use our best efforts to obtain shareholder approval to rescind the classified board of directors. The Board of Directors agreed to this, after determining that the original reasons for having the classified board were no longer an issue of concern to our shareholders.

          Our certificate of incorporation provides that a majority of our Board determines the number of our directors serving on the Board. There can never be fewer than three directors. Our Bylaws provide that our Board may fill vacancies that may emerge on the Board.

          Our certificate of incorporation further provides that our directors may be removed only at an annual meeting or special meeting of our stockholders, and only if there is sufficient cause to do so. Notice of this meeting must state that the removal of a director is among the purposes of the meeting. Only the affirmative vote of the holders of at least 80% of our voting stock, voting together as a single class, may remove a director. This provision, in conjunction with the provision of our bylaws that authorize our Board to fill vacant directorships, prevents our stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

          If our common stockholders approve the Classified Board Rescission Proposal, then following the Special Meeting and the filing of a certificate of amendment to effect the rescission, the Board of Directors will no longer be classified. All of the Directors will have to be reelected each year, beginning with the next Annual Meeting, by a plurality of the votes cast in person or by proxy. Directors may be removed by the shareholders for cause.

          Our certificate of incorporation states that vacancies and newly created directorships may be filled by a majority of the directors then in office. The majority need not be enough to constitute a quorum. Our preferred stockholders, however, have the right to elect additional directors to the Board in certain situations, such as when accrued dividends have not been paid.

Anti-Takeover Provisions

          Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that, among other things, prevent our stockholders from calling an Annual Meeting, prevent our stockholders from taking corporate action by written consent in lieu of a meeting, authorize our Board to issue undesignated preferred stock in one or more series without shareholder approval, and provide for staggered terms for our Board members (should the proposal to eliminate the classified board be approved at the special meeting, there will no longer be staggered terms). These provisions permit us to develop our business and foster our long-term growth without the disruption caused by the threat of a takeover deemed by our Board to not be in our stockholders' best interests. These provisions may delay, defer or prevent a change in control, or the removal of our Board or of our existing management and may also discourage a third party from making a tender offer or otherwise attempting to obtain control of us even though such a transaction might be economically beneficial to our stockholders.

          In general, Section 203 of the Delaware General Corporation Law defines an "interested stockholder" as any entity that owns or has the power to dispose of fifteen percent or more of our outstanding voting stock, as well as any entity affiliated with or controlling or controlled by such entity.

          While there are exceptions, Section 203 prohibits us from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder gained control of or acquired at least 15% or more of our stock. Section 203 defines a "business combination" to include:

•	any merger or consolidation involving us and a interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction which results in our issuance of any of our stock to the interested stockholder;

•	any transaction involving us which increases the proportionate share of stock owned by the interested stockholder; or

•	the interested stockholder's receipt of any loans, advances, guarantees, pledges or other financial benefits provided by us.

          This prohibition of these transactions with "interested stockholders" is waived if:

•	prior to such date, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, he or she owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, by certain employee stock plans; or

•	on or after such date, the business combination is approved by our Board and authorized at an annual or Special Meeting of our stockholders by at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

          A Delaware corporation may elect not to be subject to Section 203 by having its stockholders approve an amendment to its certificate of incorporation or bylaws. We have not made this election and therefore, Section 203 may prevent a takeover of our company.

          These provisions may discourage an attempt to acquire control of us. Accordingly, you may be denied the opportunity to participate in a transaction that offers a premium to our stock's market price.

Recommendation

          Our Board has determined that the elimination of the classified board of directors is fair and in your best interests. Accordingly, our Board unanimously recommends that you vote:

           "FOR" the proposal to approve and adopt an amendment to our certificate of incorporation to eliminate, effective with the 2001 annual meeting, the classification of our Board of Directors (which currently is divided into three separate classes and elected on a staggered basis) and to replace this structure with a single class board of directors under which all our directors are elected by the shareholders on an annual basis.

INFORMATION CONCERNING SENTRY

          Sentry Technology Corporation was formed in connection with the February 1997 merger of Knogo North America Inc., a Delaware corporation, and Video Sentry Corporation, a Minnesota corporation. As a result of the merger, we became the parent corporation of two wholly-owned Delaware subsidiaries: Knogo North America Inc. ("Knogo") and Video Sentry Corporation ("Video"). This series of transactions is referred to, in this Proxy Statement/Prospectus, collectively as the "1997 Merger."

          We accounted for the 1997 Merger under the purchase method of accounting. Although former Video shareholders received a majority voting interest in us based upon their common stock ownership percentage, generally accepted accounting principles require consideration of other factors in determining the acquiring entity for purposes of purchase accounting treatment. As a result of these factors, further described in Note 1 to the Consolidated Financial Statements, and solely for accounting and financial reporting purposes, we accounted for the merger as a reverse acquisition of Video by Knogo. Accordingly, the financial statements of Knogo are our historical financial statements and our results of operations include the results of operations of Video after the consummation of the 1997 Merger.

          Video designs, manufactures, markets, installs and services a programmable traveling closed circuit television surveillance system that delivers a high quality video picture which is used in a wide variety of applications. Video also acts as a system integrator for conventional CCTV products that it markets, installs and services. Video's predecessor was founded in 1990 and made its first sales in 1992.

          Knogo is engaged in the design, manufacture, sale, installation and servicing of a complete line of electronic article surveillance equipment. Knogo was incorporated in Delaware in October 1996. Its corporate predecessors had been in business for more than 30 years.

          Our principal executive offices are located at 350 Wireless Boulevard, Hauppauge, New York 11788. Its telephone number is (631) 232-2100.

Description Of Property

          Our principal executive, sales and administrative offices, and its production, research and development and distribution facilities are located in Hauppauge, New York, in a 68,000 square foot facility leased by us. In February 1999, we sold facilities we held in Cidra, Puerto Rico and Villa Park, Illinois, which included a one-story building consisting of 6,000 square feet.

Products

The SentryVision® System

          Video's proprietary CCTV system, called SentryVision®, is designed to provide enhanced prevention surveillance in retail stores and distribution centers as well as to provide monitoring and deterrence of illegal and unsafe activities in a variety of other locations such as parking garages, correctional facilities, warehouses, transportation centers, internet data centers, and public transit terminals. The SentryVision® system may also be employed in a broad range of operational and process monitoring applications in commercial manufacturing and industrial settings. As of June 30, 2000, 1,066 SentryVision® systems had been installed in approximately 448 customer locations in North America. Current customers include Lowe's Home Centers, Target Stores, Eckerd Corporation, Mills Fleet Farm, Winn-Dixie, Federal Express, UPS, J.C. Penney, Canadian Tire, Reno Depot, Estee Lauder, Kohl's Department Stores, Menards, Auchon, Spaulding, Disney Direct Marketing, the Central Intelligence Agency and Duke University. In addition, through June 30, 2000, our international distributors installed 22 SentryVision® systems in 9 customer locations in Western Europe, Latin America and South Africa. We believe that, by providing expanded surveillance coverage and enhanced flexibility to select the locations watched, the SentryVision® systems have enabled customers to significantly reduce inventory shrinkage, increase theft apprehension rates and improve safety and security. Based on the price of its system and the experience of Video's customers to date, we believe the SentryVision® system is a cost-effective solution which can improve the operations of its customers. However, the continuing decrease in the price of cameras as compared to the price of our SentryVision® System has made conventional CCTV suppliers more competitive.

          The SentryVision® system consists of a camera carriage unit, a continuous track enclosed with tinted or mirrored glass enclosure and electronic control equipment. The carriage unit moves within the enclosure and carries two pan/tilt/zoom ("PTZ") CCTV cameras, electronic transmission components and motor drives. The carriage track and enclosure are designed to custom lengths for more complete viewing. Using Video's patented transmission technology, the carriage unit transmits video and control signals from the camera(s) through two copper conductors running inside the enclosure to a receiver unit located at one end of the carriage track. The copper conductors also carry power to the camera carriage, eliminating the need for power or communication cables. From the receiver unit, the video signals are relayed to a central monitoring location by wire or fiber optics, where a system operator can position or move the camera carriage to obtain the best vantage point while viewing and recording the continuous, live video pictures. The system design supports conventional peripheral devices, such as analog and digital videocassette recorders, alarm inputs, fixed cameras, PTZ dome cameras, switches/multiplexers, voice intercom systems, panic buttons and remote viewing capability using dedicated phone lines or internet technology.

          Video sold its first systems in 1992 for installation in parking garage security surveillance applications, but quickly moved its market focus into the retail sector. In this sector, we have identified a number of specific market segments for which the SentryVision® systems are well suited for loss prevention surveillance, including home centers, mass merchandise chains, supermarkets, hypermarkets and drug stores, as well as related distribution centers. The key application is inventory loss prevention in the stores, stockrooms and distribution centers.

          The SentryVision® system is typically installed in large retail stores which use a checkout area at the front of the store and product display configurations and high merchandise shelving that form rows and aisles. Video specializes in designing system solutions which are customized to fit a customer's specific needs and which integrate the customer's existing surveillance equipment (PTZ dome and fixed-mount cameras) with the SentryVision® system. The flexibility of the system allows the customer to specify target-coverage areas ranging from stock rooms to total store coverage and focus on shoplifting, employee theft or performance evaluation of client personnel. Typically, the SentryVision® system has been installed near the ceiling between the rows of cash registers and the ends of the merchandise aisles. This allows the retailer to easily observe both the cash handling activities of cashiers in the checkout area and customer activities between the merchandise rows, despite the presence of hanging signs and other obstructions. The entire sales floor can be monitored efficiently by focusing up and down the aisles and by moving the carriage horizontally from aisle to aisle, or from cash register to cash register. In addition, with the use of camera tilt and zoom lens features, activities in each area can be monitored in greater detail. Results from Video's current installations indicate significant improvements in detecting shoplifting and employee theft.

          More recently, retailers have integrated SentryVision® with "front end" packages of conventional CCTV cameras, dedicated to monitoring the registers and allowing users to locate the traveling camera track where retailers can monitor the maximum coverage of in-store traffic. Today, we generally sell the SentryVision® system in conjunction with conventional CCTV applications. Customers using the SentryVision® system have reported significant reductions in theft-related inventory shrinkage. However, we are facing increasing competition in this market from our historical competitor, Sensormatic. Sensormatic has developed a competing system and has made significant inroads at Lowe's Home Centers, our largest SentryVision® customer. Lowe's Home Centers has begun to purchase new traveling CCTV surveillance systems for the first time in almost two years, and indicated that it currently prefers the Sensormatic system.

Retail Market Applications

•	HOME CENTERS. Video has installed 717 systems in more than 275 store locations for six customers in the home center segment of the retail market. Our customers in this market include Lowe's Home Centers, a 580 store chain, and Mills Fleet Farm, a 32 store regional hardware, home supply and discount retail chain. Both companies required systems for total floor coverage. We applied different solutions to this common problem in each case. Lowe's Home Centers chose to integrate track cameras with PTZ dome and fixed-mount cameras, while Mills Fleet Farm chose to use only the track camera system.

•	MASS MERCHANDISE CHAINS. Video has installed 55 systems for six customers in this segment, including Sears and Target Stores. The targeted coverage varies extensively in these installations from only stock rooms to total store coverage. The equipment package provided in each case varies with the application.

•	SUPERMARKETS AND HYPERMARKETS. Video has installed 39 systems in 30 store locations for eight supermarket and hypermarket customers. The targeted coverage in most of these installations has been the cash registers and the entire retail space. Supermarket chains using SentryVision(®)include Kroger, Auchon, Marsh, Cub Foods, Winn-Dixie and Fiesta Mart.

•	DRUG STORES. Video has installed 28 systems in 25 store locations for Eckerd Drug, Navarro Pharmacy and Rite Aid. The targeted coverage area for these customers is the entire store.

Industrial Market Applications

•	DISTRIBUTION CENTERS. Video also provides loss prevention surveillance for distribution centers and warehouses, and has installed 86 systems in distribution centers for 31 different retailers including Kohl's Department Stores, Target Stores, Borders Group, Disney Direct Marketing, Barnes & Noble, Robinsons-May, Ross, Saks, Guess, Tower Records, Etoys, Brandsmart and J.C. Penney. Traveling through a facility from an overhead position, the SentryVision(®)system can monitor activities occurring between the stacked rows of cartons or lines of hanging garments. The system can also move a surveillance camera into position to monitor shipping and receiving docks and parked delivery trucks. To achieve surveillance capabilities equivalent to those of the SentryVision(®)system, a conventional PTZ dome system or fixed-mount CCTV camera would have to be installed at every desired vantage point, requiring numerous cameras, additional equipment and wiring and increased installation and operating costs.

•	MANUFACTURING AND TRANSPORTATION FACILITIES. So far, SentryVision(®)use in factories has been limited, but the benefits of continuous tracking of industrial operations and processes indicate future growth. Continued expansion of the SentryVision(®)dealer program is expected to generate increased installations in factories manufacturing electronics, pharmaceuticals, computers and other high value products and in various wholesale distribution and transportation facilities. Express package and other high throughput distribution facilities are also good prospects for a continuous tracking CCTV system for theft prevention. Recent installations include AT&T Wireless, American Steel, Federal Express, UPS, Thompson Consumer Electronics and Wyeth-Ayerst Labs.

•	INTERNET DATA CENTERS. In 2000, Video began marketing SentryVision(®)systems into internet data centers (IDC's). Most IDC's are full service business internet providers with state-of-the-art systems that host, monitor and maintain mission-critical web-sites, e-commerce platforms and business applications for small to medium sized business. SentryVision(®)systems are used to heighten security through remote video monitoring. Recent installations include FirstWorld Communications, Inc. and The Discovery Channel.

Institutional Market Applications

•	PARKING, CORRECTIONS, AND GOVERNMENT INSTITUTIONS. We have installed 108 systems in three parking garages at Duke University's Medical Center, and one system in a parking garage for the Central Intelligence Agency with major benefits identified as savings in guard costs, vandalism, safety and theft. SentryVision(®) has been installed in correctional facilities in Texas, Michigan, New Mexico and Illinois, with reported safety benefits of continuous coverage in dormitory, recreation and visitation areas. SentryVision(®) installations have also been completed in various government agencies including the Federal Reserve Bank, U.S. Postal Service, U.S. Immigration Service and the U.S. Marine Corps.

          We developed a new generation SV-2000 SentryVision(®)system which began shipping in the second quarter of 2000. New components and software provide increased life, reliability and performance.

Conventional CCTV Systems

          Conventional CCTV is cost effective in many applications and is the most widely used loss prevention system in North America. Conventional CCTV uses all the basic components of the video surveillance industry including fixed and dome cameras, VCR's, monitors, switchers, multiplexers and controllers. As all of this equipment is manufactured for Video by outside vendors, we can provide our customers with state-of-the-art equipment for specific applications at favorable costs. We believe that, while less profitable than SentryVision® and traditional EAS products, the CCTV products complement our other surveillance systems and provide retailers with further protection against internal theft and external shoplifting activities. CCTV systems can also be electronically connected to EAS systems, causing a video record to be generated when a theft alarm is triggered.

          While we believe that conventional CCTV and SentryVision(®)are complementary security solutions, many companies have traditionally viewed them as competing solutions and have selected between conventional CCTV systems and SentryVision® systems for their security solutions. We have received indications that our largest single SentryVision® customer, Lowe's Home Centers, continues to project that the bulk of its orders in 2000 and 2001 will be for conventional CCTV systems.

          Remote video transmission and digital recording are other potential growth areas for Video. These systems allow customers to monitor remote sites using existing communication lines and a PC-based system. Video camera images are stored and manipulated digitally, substituting the PC for the VCR and eliminating the videotape. Video markets a remote video transmission system with software developed by Prism Video, Inc., a third-party vendor. In 1999 and 2000, we received orders for remote video transmission systems from customers in the retail, industrial and education markets, and completed a chain wide roll-out of 130 locations with a large home center franchise.

          We continue to expand conventional CCTV installations in industrial and institutional facilities. Significant installations have been made for express package companies, including Federal Express, United Parcel Service, Emery Air Freight and Airborne Express. The use of CCTV surveillance also continues to grow in both new and existing correctional facilities and we now have CCTV installations in both state and county facilities.

          In 2000, we continued marketing CCTV to the education market. Successful installations were completed with reported benefits including decreased vandalism and improved safety. In schools, conventional CCTV is an extremely cost effective security solution with Remote Video Transmission becoming an attractive option for large school districts.

          In 2000, we estimate the US retail CCTV market to be approximately $370 million per year. Comparable estimates for the institutional and industrial CCTV markets are $120 million and $240 million per year, respectively. The North American market for CCTV products is growing at an estimated rate of 12% per year.

EAS Systems

          EAS systems consist of detection devices which are triggered when articles or persons tagged with reusable tags or disposable labels, (referred to as "tags"), pass through the detection device. The EAS systems which Knogo manufactures are based upon three distinct technologies. One, the Radio Frequency ("Knoscape RF™") System, uses medium radio frequency transmissions in the two to nine megahertz range. Second, the "Ranger™" system, uses ultra-high frequency radio signals in the 902 megahertz and 928 megahertz bands. Third, the Magnetic ("Knoscape MM™") system, uses very low frequency electromagnetic signals in the range of 218 hertz to nine kilohertz. Knogo also manufactures a non-electronic dye-stain pin ("KnoGlo™"). Since 1996, Knogo has been an authorized distributor of the library security systems and related products of Minnesota Mining and Manufacturing Company ("3M").

          Knogo's products are principally used to detect and deter shoplifting and employee theft in supermarket, department, discount, specialty and various other types of retail stores including bookstores, video, liquor, drug, shoe, sporting goods and other stores. The use of these products reduces inventory shrinkage by deterring shoplifting, increases sales potential by permitting the more open display of greater quantities of merchandise, reduces surveillance responsibilities of sales and other store personnel and, as a result, increases profitability for the retailer. In addition, Knogo's EAS systems are used in non-retail establishments to detect and deter theft, in office buildings to control the loss of office equipment and other assets, in nursing homes and hospitals for both asset and patient protection, and in a variety of other applications.

          Knogo has also devoted resources to the development of its asset protection business in non-traditional areas, particularly in the area of manufactured hard goods such as printed circuit boards, computer processor and memory chips and related components. No significant revenue has been received to date in connection with this line of business.

          The U.S. market for retail EAS systems and tags is estimated by industry sources at $550 million and is growing at an estimated rate of 12% per year.

          At June 30, 2000, the approximate number of EAS Systems sold or leased by Knogo and its predecessors exceeded 24,900.

Radio Frequency and Ranger™ Detection Systems

          Knogo manufactures and distributes the Knoscape RF(™)system, which detects and deters shoplifting and employee theft of clothing and hard goods in retail establishments. Knogo also manufactures and distributes the Ranger(™)system, which we believe is a particularly useful and cost efficient EAS system for high fashion retail stores with wide mall-type exit areas that ordinarily would require multiple Knoscape RF(™)systems for adequate protection. The Knoscape RF(™) and Ranger(™) systems consist of radio signal transmission and monitoring equipment installed at exits of protected areas, such as doorways, elevator entrances and escalator ramps. The devices are generally located in panels or pedestals anchored to the floor for a vertical arrangement or mounted in or suspended from the ceiling (Silver Cloud(™)) and mounted in or on the floor in a horizontal arrangement. The panels or pedestals are designed to harmonize with the decor of the store. The monitoring equipment is activated by tags, containing electronic circuitry, attached to merchandise transported through the monitored zone. The circuitry in the tag interferes with the radio signals transmitted through the monitoring system, thereby triggering alarms, flashing lights or indicators at a central control point, or triggering the transmission of an alarm directly to the security authorities. By means of multiple installations of horizontal Knoscape RF(™)systems or installation of one or more Ranger(™)systems, our products have the ability to protect any size entrance or exit.

           Non-deactivatable reusable tags are manufactured in a variety of sizes and types and are attached directly to the articles to be protected by means of specially designed fastener assemblies. A reusable tag is removed from the protected article, usually by a clerk at the checkout desk, by use of a decoupling device specially designed to facilitate the removal of the fastener assemblies with a minimum of effort. Removal of the tag without a decoupler is very difficult and unauthorized removal will usually damage the protected article and thereby reduce its value to a shoplifter. Optional reminder stations automatically remind the store clerk, by means of audiovisual indicators, to remove the tag when the article is placed on the cashier's desk.

          Disposable labels can be applied to products either by placing them directly on the outside packaging of the item or hidden within the product by the manufacturer. These labels can be deactivated, at the checkout desk, through the use of a deactivation device.

          Knoscape RF(™) and Ranger(™) systems generally have an economic useful life of six years (although many of Knogo's systems have been operating for longer periods), have a negligible false alarm rate, and are adaptable to meet the diversified article surveillance needs of individual retailers.

Magnetic Detection Systems

          Knoscape MM(™)systems primarily detect and deter theft in "hard goods" applications such as supermarkets, bookstores and in other specialty stores such as video, drug, liquor, shoe, record and sporting goods.

          Knoscape MM(™)systems use detection monitors which are activated by electromagnetically sensitized strips. The MM targets are typically attached to the articles to be protected and are easily camouflaged on a wide array of products. The detection monitors used by the Knoscape MM(™)systems are installed at three to five foot intervals at the exits of protected areas. The magnetic targets can be supplied in many forms and are attractively priced, making them suitable for a variety of retail applications. In addition, the MM targets can be manufactured to be activated and deactivated repeatedly while attached to the articles to be protected. Accurate deactivation is also very important when the item to be protected is a personal accessory that will be carried by its owner from place to place, such as pocket books, pens, lipstick, shoes, camera film and cameras.

          The Knoscape MM(™)system offers retailers several features not available in Knoscape RF(™)and Ranger(™)systems. Since the target is very small, relatively inexpensive and may be inserted at the point of manufacture or packaging, it provides retailers with a great deal of flexibility and is practical for permanent attachment to a wide variety of hard goods, especially low profit-margin products. The target can be automatically deactivated at check-out, eliminating the risk of triggering alarms when merchandise leaves the store and saving sales personnel valuable time. Since the targets can be incorporated directly into a price tag or the article itself, they are convenient to use.

KnoGlo(™)

          KnoGlo(™), a non-electronic, dye-stain pin, releases an indelible liquid when tampered with. Used with passive locking mechanisms without electronics, KnoGlo(™)is often a retailer's first step in loss prevention. KnoGlo(™)is also employed in stores with EAS systems as an extra layer of protection. Such protection is useful in problem areas (near mall door openings, for example) or where users must maximize selling space.

Bookings

          For the six months ended June 30, 2000, approximately 17% of our bookings were attributable to SentryVision(®), 38% to CCTV, 39% to EAS and 6% to 3M Library Security Systems. For the year ended December 31, 1999, approximately 13% were attributable to SentryVision(®), 39% to CCTV, 42% to EAS and 6% to 3M library security systems. For the year ended December 31, 1998, approximately 18% were attributable to SentryVision(®), 28% to CCTV, 47% to EAS and 7% to 3M library security systems. For the year ended December 31, 1997, approximately 46% were attributable to SentryVision(®)(including several multi-year orders), 15% to CCTV, 30% to EAS and 9% to 3M library security systems.

Major Customers

          Although our largest customers have changed from year to year, a significant portion of our revenues has been attributable to a limited number of major customers. Sales to Sensormatic accounted for 10% of total revenues in 1997, and 14% in the six months ended June 30, 2000. In 1997, 1998 and 1999, Lowe's Home Centers accounted for 18%, 22%, and 19% of total revenues, respectively. In 1997 and 1999, Goody's Family Clothing accounted for 13% and 14% of total revenues, respectively. While we believe that one or more major customers could account for a significant portion of our sales for at least the next two years, we anticipate that our customer base will continue to expand and that in the future we will be less dependent on major customers.

Production

          In October 1998, we ceased manufacturing at our Cidra, Puerto Rico facility and consolidated all manufacturing and assembly at our Hauppauge, New York facility. We sold the Puerto Rico facility in February 1999. The consolidation was intended to reduce operating costs and increase manufacturing controls by allowing management and engineering staffs to interface real time with the manufacturing process. However, as a result of product design and reliability issues identified throughout the year, we implemented redesign initiatives addressing both quality and manufacturability. In addition, we staffed an enhanced quality assurance department, procured test equipment and implemented measures to address and resolve quality concerns.

Video

          Video's manufacturing operations consist primarily of the assembly of its camera carriages and control units using materials and manufactured components purchased from third parties. Video is not dependent upon any particular supplier for these materials or components. Some parts are stock, "off-the-shelf" components, and other materials and system components are designed by Video and manufactured to Video's specifications. We conduct final assembly operations at our facilities in Hauppauge, New York. System components and parts include cameras, circuit boards, electric motors and a variety of machined parts. Each system component and finished assembly undergoes a quality assurance check by Video prior to its shipment to an installation site. All electronics and their circuit board enclosures are tested and burned in for 72 hours. Upon completion, we test and run the finished product for an additional 24 hours resulting in approximately 3,000 travel and PTZ cycles prior to quality assurance sign off. Video is not subject to any state or federal environmental laws, regulations or obligations to obtain related licenses or permits in connection with its manufacturing and assembly operations.

Knogo

          Knogo produces at our facilities in Hauppauge, New York, or purchases through suppliers, its Knoscape RF(™), Ranger(™), Knoscape MM(™)and KnoGlo(™), or their components. Production consists of final assembly operations of printed circuitry and electronic and mechanical components that Knogo purchases from various suppliers. Independent contractors using existing molds and tooling produce plastic cases for the tags to Knogo's specifications. Due to the age and design of existing production machinery, coupled with the lack of experienced machine maintenance mechanics, production rates in New York were not as efficient as expected. Through product redesign efforts, final assembly machines were modified to reduce production complexities. As a result, increased production run rates of this product are expected to be realized, simultaneously increasing production quality and reducing manpower. Knogo is not dependent on any one supplier or group of suppliers of components for its systems. Our policy is to maintain Knogo's inventory at a level that is sufficient to meet projected demand for its products. We do not anticipate any difficulties in continuing to obtain suitable components for Knogo at competitive prices, in sufficient quantities, as and when needed.

Marketing

          We market our products for Video and Knogo, jointly, through the direct efforts of approximately 13 salespersons located in select metropolitan areas across the United States and Canada, as well as through a network of over 180 dealers/system integrators. Marketing efforts include participation in trade shows, advertising in trade publications, targeted direct mailings and telemarketing. In addition, we market through our website, which we recently updated to provide enhanced product and market oriented information.

Video

          To date, virtually all SentryVision(®)and conventional CCTV Systems have been sold on a direct sale basis. Typical billing arrangements for SentryVision(®)systems involve invoicing 50% of total cost upon shipment of the product and 50% on the completion of the installation.

          While most of the current SentryVision(®)and conventional CCTV sales have been made to home centers, retail chains and distribution centers, our 2000 marketing plan for Video also emphasized institutional and industrial prospects. These efforts resulted in SentryVision(®)or conventional CCTV installations in factories, government agencies, school districts and in additional facilities for major express package delivery companies.

          Beginning in mid-1998, we began a program to market SentryVision(®)through qualified security dealers and integrators. Much of the industrial and institutional SentryVision(®)/CCTV prospects are serviced by local security companies who design and install integrated CCTV, access control and alarm systems. By working with these companies, we are able to reach a far larger number of SentryVision(®)prospects and penetrate the market more rapidly. During the 2nd half of 1998, the program generated much interest through trade advertising, direct mail and trade show participation. By the end of 1999, we established non-exclusive contractual relationships with over 180 security dealers. These and additional dealers are expected to generate significant SentryVision(®)installations in industrial and institutional facilities in 2000.

          In addition, we market SentryVision(®)internationally using independent distributors. The distribution agreements generally appoint a distributor for a specified term as the exclusive distributor for a specified territory. The agreements require the distributor to purchase a minimum dollar amount of our product during the term of the agreement to retain exclusivity. We sell our products to independent distributors at prices below those charged to end-users because distributors typically make volume purchases and assume marketing, customer training, installation, servicing and financing responsibilities. As of June 30, 2000, we signed distribution agreements for Canada, UK, France, Spain, Portugal, South Africa, Belgium, Holland, Poland and Mexico.

          During 1999, Video placed in service 58 SentryVision(®)systems and 5,066 CCTV cameras and peripherals as compared to 198 SentryVision(®)systems and 4,405 CCTV cameras and peripherals in 1998. Through June 30, 2000, Video placed in service 32 SentryVision(®)systems and 1,560 CCTV camera systems and peripherals.

Knogo

           We market Knogo EAS systems on both a direct sales and a lease basis, with direct sales representing the majority of the business. The terms of the standard leases are generally from one to five years. The sales prices and lease rates vary based upon the type of system purchased or leased, number and types of targets included, the sophistication of the system employed and, in the case of a lease, its term. In the case of the Knoscape MM(™)systems, we sell to the customer detection targets that are permanently attached to the item to be protected, even when the system is leased. In the case of either a sale or lease of a Knoscape MM(™)system, therefore, as the customer replenishes its inventory, the customer will require additional targets to protect those items. We also market a more expensive, removable, reusable detection tag for use with the Knoscape MM(™) systems on certain products such as clothing and other soft goods.

          During each of the years ended December 31, 1998 and 1999, and the first six months of 2000, Knogo placed in service 439, 439 and 166, respectively, Knoscape RF(™), Ranger(™), and Knoscape MM(™)systems.

          Apparel and department stores that have wide exit areas and favor reusable hard tags continue to use RF and Ranger systems. Both the Silver Cloud(™)and Knoscape RF(™)systems are universal in that they can detect both 2 MHz hard tags and 8 MHz labels. In the latter part of 1999, Knogo introduced a new series of 8MHz RF systems including the P-2000 and T-2000 systems designed for both hard and soft good customers. The P-2000 system is unique in that it is economical and self-installable by the customer. The T-2000 system is designed for wide-aisle applications in single and dual-aisle configurations up to six feet wide. At the same time, Knogo introduced a line of 8MHz disposable labels manufactured by All-Tag Security, S.A. in Belgium. These RF systems and labels are compatible with and are an alternative to those products offered by Checkpoint Systems, Inc. We will target these RF systems and labels to a broad range of mass merchandise, apparel and specialty stores.

          Supermarkets, bookstores, video stores and specialty stores remain good prospects for Knoscape MM(™)systems due to the small size and low cost of Micro-Magnetic strips. In 2000, Knoscape MM(™)systems will feature updated digital electronics. Knoscape MM(TM) Systems detect virtually all manufacturers' magnetic strips and can universally replace older magnetic strip systems manufactured by various EAS vendors.

          The library market continues to be a substantial market for magnetic technology. In March 1996, 3M and Knogo entered into a strategic alliance to provide universal asset protection to libraries across North America. The agreement, effective through March 2002, permits Knogo to act as a distributor of all of 3M's library products, including the 3M Tattle-Tape(™)Security Strips, detection systems, 3M SelfCheck System hardware and software and other 3M library materials flow management products and accessories to public, academic and government libraries. In 1998, we designed and developed for 3M a new library specific magnetic EAS system which we will in turn add to this product listing. Under the agreement, 3M provides service and installation for all new and existing Knogo library customers throughout North America.

          In 1999, we were awarded a patent on SecureBoard(™), a process which provides EAS protection service to the computer industry. We believe the integration of Knogo's SecureBoard(™)system into an overall loss prevention program in the computer industry would significantly curb thefts of PC boards, memory chips and other computer components. Using SecureBoard(™)technology, board manufacturers could embed EAS material into an internal layer of a printed circuit board, making SecureBoard(™)compatible with high volume printed circuit board manufacturing processes. Our limited financial resources have prevented us from dedicating substantial marketing efforts in this market segment.

          Pursuant to the License Agreement dated December 29, 1994, entered into in connection with the 1994 Sensormatic transaction, Sensormatic and Knogo license certain patent rights and technology to each other, for use in their respective territories. In addition, Sensormatic has rights to manufacture and sell SuperStrip within the United States, Canada and Puerto Rico.

          In 1999, we received a U.S. patent for optically identifying counterfeit goods and filed a second U.S. patent application for confirming the authenticity of an article by using a magnetic reader.

Backlog

          Our backlog of orders was approximately $5.8 million at June 30, 2000 as compared with approximately $3.1 million at June 30, 1999. We anticipate that substantially all of the backlog present at June 30, 2000 will be delivered during the next twelve months.

Legal Proceedings

          Although we are involved in ordinary, routine litigation incidental to our business, we are not presently a party to any legal proceeding, if determined adversely to us, which would have a material adverse effect on us, our business, or our financial condition.

Regulatory Matters

          Industry Canada, the department of the Canadian federal government that regulates and licenses the radio frequency spectrum in Canada, has brought to our attention that several hundred of the units of the earlier generation of Ranger 1 and 2 EAS devices sold by our Knogo subsidiary to retailers in Canada do not comply with the relevant Industry Canada technical standards, and may cause interference to other users of the radio spectrum. Industry Canada has written to the customers concerned to apprise them of the situation, and to demand that the non-compliant devices be removed or replaced with compliant ones by a date in October, 2000. The Company has been working with Industry Canada officials and the retailers concerned to put in place a replacement program and a schedule that will satisfy both the retailers and Industry Canada. Under the Radiocommunication Act (Canada) (the "Act") which it administers, Industry Canada has extensive powers to, among other measures, confiscate radio equipment that is non-compliant, and to initiate prosecutions for alleged violations of the regulatory provisions in the Act. However, Industry Canada's normal practice is to use co-operative approaches to problems of technical non-compliance or radio interference, and to work with the parties concerned to resolve such problems. We believe our efforts to date in co-operating with Industry Canada concerning the Ranger 1 and 2 problems will satisfy Industry Canada without the need for the latter to invoke its powers under the Act. Several of our customers have indicated, however, that they may pursue legal remedies against us.

MARKET PRICES AND DIVIDEND INFORMATION

(a)       Price Range of Common Stock.

          The following table sets forth, for the periods indicated, the high, low and closing sales prices per share of common stock as reported on the American Stock Exchange composite tape until March 31, 2000 and thereafter as reported on the over-the-counter bulletin board.

                                                                   High           Low          Close
                                                                   ----           ---          -----

1997
         First Quarter (commencing February 13, 1997)             $37/8         $21/4          $33/8
         Second Quarter......................................      41/4          21/4              4
         Third Quarter.......................................         4         27/16           25/8
         Fourth Quarter......................................         3         15/16           11/2
1998
         First Quarter.......................................        $2           $1 1/4         $1 1/4
         Second Quarter......................................        1 1/2        7/8          11/16
         Third Quarter.......................................      11/8          9/16          13/16
         Fourth Quarter......................................         1           1/2            5/8
1999
         First Quarter.......................................    $11/16         $5/16          $5/16
         Second Quarter......................................     11/16           1/4            1/2
         Third Quarter.......................................     11/16           1/4            1/4
         Fourth Quarter......................................      5/16          1/16           3/32
2000
         First Quarter.......................................    $11/16         $5/32           $1/4
         Second Quarter                                            $1/2         $1/16          $3/32
         Third Quarter (through September 28, 2000)                $1/4         $1/16          $9/64

(b)       Recent Prices of Preferred Stock.

          On August 1, 2000, the last day the Preferred Stock traded before the announcement of the proposed stock purchase by Dutch A&A, the Class A Preferred Stock traded at $0.3438. On October __, 2000, the last day of trading before we printed this Proxy/Prospectus, the closing sale price was $_________.

(c)       Holders of Common Stock.

          Our common stock began trading on the American Stock Exchange on February 13, 1997 under the symbol "SKV." Prior to such date, no public market for our common stock existed. Our common stock (and preferred stock) no longer qualify for listing on the American Stock Exchange. Our common and preferred stocks are now quoted on the OTC Bulleting Board. Current quotations may be obtained using the symbols "SKVY" and "SKVYP," respectively. As of September 20, 2000, we had 9,750,760 shares of common stock issued and outstanding, held by 253 holders of record and approximately 3,300 beneficial owners.

(d)        Dividends.

          Our Board of Directors will decide from time to time whether to pay dividends based upon our results of operations, financial condition and other factors they consider relevant. We have not paid, and do not presently intend to pay, any cash dividends on our common stock. In addition, covenants in our credit agreement prohibit us from paying cash dividends without the consent of the lender.

INFORMATION REGARDING OUR CORPORATE STRUCTURE

Description Of Our Capital Stock

Common Stock

          Our common stockholders receive one vote per share on all matters voted by the stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting for the election of directors. Thus, under the Delaware General Corporation Law, the holders of more than one-half of our outstanding shares of common stock are able to elect all our directors then standing for election.

          Subject to any preferential rights of any series of our preferred stock, our common stockholders may receive dividends out of assets legally available for distribution if our Board declares, and may share ratably in our assets legally available for distribution in the event of our liquidation, dissolution or winding up.

          Common stockholders have no preferences, preemptive, conversion or exchange rights.

          Under certain circumstances, the holders of at least 80% of our outstanding voting stock must approve -

•	any merger, consolidation or disposal of a substantial part of our assets;

•	any dissolution, any offer by us to purchase our shares, or any reclassification, recapitalization or other transaction designed to decrease the number of holders of our shares;

•	any change in the provisions of our certificate of incorporation or bylaws regarding the number, classification, term of office, qualifications, election and removal of our directors and filling vacancies and newly created directorships, or any provision restricting action by written consent;

•	any changes in our certificate of incorporation regarding the limitation of liability of directors or the indemnification of officers and directors or any change to supermajority voting requirements except where the unanimous recommendation of our entire Board entitles our stockholders to vote on the change; or

•	any amendment to the supermajority voting requirements listed above, except where the unanimous recommendation of our entire Board entitles our stockholders to vote on the amendment.

          Some of these provisions may discourage attempts to acquire control of us through acquisitions of our shares in transactions not approved by our Board. These provisions discourage transactions which increase the market price of our common stock and our management may be able to resist changes which you might otherwise have the power to impose. The division of our Board into three classes could discourage third parties from seeking to acquire control of our Board and could impede proxy contests or other attempts to change our management.

Class A Preferred Stock.

          The Class A Preferred Stock, with respect to dividend rights and rights on liquidation, winding up or dissolution, ranks on parity with, or junior to, as the case may be, any other classes or series of preferred stock established by our Board of Directors. Such other classes or series of preferred stock shall specifically provide that such class or series shall rank on parity with, or senior to, the Class A Preferred Stock with respect to dividend rights and rights on liquidation, winding up or dissolution. Furthermore, such Class A Preferred Stock, except as described below, ranks prior to any other of our equity securities with respect to dividend rights and rights on liquidation, winding up or dissolution.

          The annual dividend rate on each share of the Class A Preferred Stock is five percent (5%) of the $5 per share face value, payable as described below. The holders of shares of the Class A Preferred Stock are entitled to receive Dividends on the following dividend payment dates: February 12, 1998 and 1999; August 12, 1999 and 2000; and February 12, 2000 and 2001. Dividends (whether or not declared) were payable in additional shares of the Class A Preferred Stock on February 12, 1998 and 1999. Preferred stockholders received a dividend of 1/20th of a share of Class A Preferred Stock for each share of Class A Preferred Stock held. Thereafter, the holders of shares of the Class A Preferred Stock are entitled to receive a dividend plus accrued and unpaid dividends in cash in preference to dividends on any other stock, and whether or not declared, out of funds legally available for the payment of dividends, $0.25 for each share of Class A Preferred Stock held. Each additional share of the Class A Preferred Stock issued as a dividend was valued at $5.00. All dividends paid with respect to shares of the Class A Preferred Stock pursuant to this paragraph were paid pro rata to the holders. The purpose of Proposal 1 at the Special Meeting is to authorize the payment of a dividend of additional shares of Class A Preferred Stock, as we have not had sufficient funds to declare or pay any of the cash dividends.

          Whenever any dividend payable shall be in arrears, the holders of the outstanding shares of Class A Preferred Stock shall have the right for two years, voting separately as a class, to elect two directors to our Board. The maximum authorized number of members of our Board shall automatically be increased by two and the two vacancies created shall be filled by vote of the holders of the outstanding shares of Class A Preferred Stock. The right of the holders of Class A Preferred Stock to elect two members to our Board shall continue until we pay all dividends in arrears in full, at which time the right shall terminate, but shall revest if we subsequently default.

          If our Board declares, and we pay or set funds apart for payment of, any dividend on any other class of stock, the holders of the Class A Preferred Stock shall share equally in the distribution of any and all dividends declared on such stock, provided that for this purpose each share of Class A Preferred Stock shall be treated as one share of such other stock.

Liquidation Preference.

          In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the preferred stockholders shall be entitled to be paid out of our available assets, an amount in cash for each share outstanding equal to (i) the greater of $5.00 or the average closing price for our common stock over the 20 trading days preceding the liquidation, plus (ii) an amount in cash equal to all accrued but unpaid dividends before any assets are distributed to the holders of any other stock.

Redemption.

Optional Redemption.

          We may redeem our preferred stock for cash at any time in whole for the greater of $5.00 per share or the average closing price of our common stock over the 20 trading days preceding the redemption, together with accrued and unpaid dividends. If we complete an underwritten public offering raising in excess of $12,000,000 or acquire property or another company with more than $12,000,000 of our common stock more than 35 days prior to the Mandatory Redemption Date (as defined below), then we may redeem our preferred stock for common stock equal to the greater of $5.00 per share of preferred stock or the average closing price of our common stock over the 20 trading days preceding such offering or acquisition.

Mandatory Redemption.

          On February 12, 2001, the Mandatory Redemption Date, we must redeem any issued and outstanding preferred stock for the greater of $5.00 per share or the average closing price of our common stock over the 20 trading days preceding the redemption, together with accrued and unpaid dividends for cash or common stock.

Current Redemption Provisions of Class A Preferred Stock.

          If our stockholders do not approve the Reclassification proposal at the Special Meeting, our Board of Directors will have to consider what steps it should take with respect to the preferred stock. Under the current terms of the preferred stock, we are required to redeem the stock on February 12, 2001 for cash, common stock (valued at the then fair market value) or one-year promissory notes. Since we will not have at that time the $30 million in cash which would be required to redeem the preferred stock (nor would a cash redemption be allowed under our credit agreement), the Board would have to consider redeeming using either of the two other means: redemption for common stock or for notes.

          We presently have authorized for issue a total of 40 million shares of common stock, of which approximately 10 million are already outstanding. If the fair value of the common stock on the Mandatory Redemption Date were the same as it was on October __, 2000, the last trading day before we printed this Proxy Statement/Prospectus, it would require approximately 267 million shares of common stock to redeem the preferred stock. Consequently, if the Board were to determine to redeem the preferred stock for common stock, then the Board would have to call another special meeting of stockholders to authorize an increase in the number of authorized common shares to permit this redemption. Thereafter, current common stockholders would own in the aggregate 3.5% of the common stock which would then be outstanding. The Board does not know whether the common stockholders would vote to approve such an amendment. If the Board determined not to redeem the preferred stock for common stock, or if the stockholders would not approve the necessary amendment, then under the current terms of the preferred stock, we are required to redeem the preferred stock for promissory notes.

          If we redeem the preferred stock for promissory notes on the Mandatory Redemption Date, we must issue one-year promissory notes at the rate of $5.00 principal amount of notes for each share of preferred stock and $0.50 for accrued dividends, or about $29 million in the aggregate. Barring a radical positive change in our financial position, the issuance of these notes would render us insolvent and unable to pay our debts as they come due.

Acquired Shares.

          If we reacquire or redeem our Class A Preferred Stock, such shares will have the status of authorized and unissued shares of preferred stock undesignated as to class or series and may be redesignated and reissued as part of any class or series of preferred stock; provided, however, that no such issued and reacquired shares of the Sentry Class A Preferred Stock shall be reissued or sold as Sentry Class A Preferred Stock.

Conversion to Notes.

          If we fail to redeem the preferred stock on the Mandatory Redemption Date, each outstanding share of our Class A Preferred Stock shall automatically convert into a subordinated note. Each subordinated note shall be in a principal amount equal to the greater of $5.00 or the average price of our common stock over the 20 trading days preceding the issuance of notes, plus accrued and unpaid dividends. The subordinated notes (i) shall bear interest at a rate of six percent (6%) per annum, (ii) shall mature at the end of one year from the date of Conversion, and (iii) upon maturity, shall become due and payable as to any outstanding principal and interest.

          If we issue notes, the holders of the notes shall have the right, voting separately as a class, to elect one director to our Board. The maximum authorized number of members our Board shall automatically be increased by one, and the one vacancy created shall be filled by vote of the holders of the notes. The right of the holders of the notes to elect a member of our Board shall continue until the notes have been paid in full, at which time such right shall terminate.

Voting Rights.

          Our preferred stockholders shall not be entitled to any voting rights except as provided by law or otherwise specifically provided in our certificate of incorporation.

Consent.

          No consent of our preferred stockholders is required to (a) create any indebtedness of any kind, (b) to create any class of our stock ranking junior as to dividends and upon liquidation to the Class A Preferred Stock, or (c) to increase or decrease the amount of our authorized common stock. The consent of the holders of two-thirds of the outstanding shares of our Class A Preferred Stock is required to create any class of preferred stock ranking senior in preference to the Class A Preferred Stock. The consent of the holders of a majority of the outstanding shares of our Class A Preferred Stock is required to create any class of preferred stock ranking equal in preference to our Class A Preferred Stock.

Amendments.

          Our Board reserves the right by subsequent amendment of our certificate of incorporation from time-to-time to decrease the number of shares which constitute the Class A Preferred Stock (but not below the number of shares thereof then outstanding and required for the payment of dividends).

Other Preferred Stock

          Our Board is authorized to issue shares of preferred stock in one or more series or classes, and to fix voting powers, restrictions and preferences for each series as are permitted by the Delaware General Corporation Law. Our Board could issue shares of preferred stock with terms and conditions that discourage a takeover or other transaction if they believe it to be in your best interests. Our Board has authorized a Series B Preferred Stock for issuance under certain circumstances under the Shareholder Rights Plan described below.

Rights Plan

          We currently have in effect a Shareholder Rights Plan (known commonly as a "poison pill"). The existence of shareholder rights under this plan has the effect of discouraging any unsolicited attempt to acquire common stock through a tender offer. We amended the Shareholder Rights Plan in August 2000 to make it inapplicable to the Dutch A&A Investment.

Certain Charter and By-Law Provisions

Stockholder Action by Unanimous Consent; Annual Meetings

          Our certificate of incorporation states that our stockholders may only take action at a properly called annual meeting of our stockholders and not by written consent. Annual meetings of our stockholders may be called only by the Chairman of the Board or our Secretary within 10 calendar days after receipt of a request by a majority of directors. Only business properly brought before such meeting in the manner provided in our bylaws will be conducted at a meeting.

Advance Notice for Raising Business or Making Nominations at Meetings

          Our bylaws set forth the proper procedure for business being brought before an annual meeting, and for nominations to our Board. Subject to applicable law, only business properly brought before the meeting may be conducted at an annual meeting. In addition, only persons who are properly nominated will be eligible for election as our Directors.

          To be timely, our secretary must receive notice of nominations or other business to be brought before an annual meeting no later than 60 days and no earlier than 90 days prior to the meeting. However, if the date of the meeting is first publicly announced less than 75 days before the meeting, notice must be given within ten days of the announcement. Similar notice requirements are applicable to nominations for the purpose of electing directors.

Amendment of Certain Charter and By-Laws Provisions

          Our certificate of incorporation states that our Board and shareholders may amend or repeal any provision of our bylaws. Nevertheless, certain bylaws may not be amended or repealed by the stockholders without the vote of 80% of our voting stock, voting together as a single class.

Transfer Agent and Registrar

          The principal transfer agent and registrar for our common stock and preferred stock is the American Stock Transfer & Trust Company.

Stockholder Rights

Liability and Indemnification

          The Delaware General Corporation Law permits us to limit a director's exposure to financial liability for breach of duty in our certificate of incorporation except for -

•	a breach of duty of loyalty,

•	failure to act in good faith,

•	intentional misconduct,

•	violation of law or willful or negligent violation of certain provisions in the Delaware General Corporations Law that impose certain requirements with respect to stock repurchases, redemptions and dividends, or

•	for any other transactions from which the directors derive an improper personal benefit.

          Our certificate of incorporation limits a director's liability for financial damages for breach of fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law, and provides that our stockholders may not modify this limitation with regard to any pre-existing right or protection.

          The Delaware General Corporation Law permits us to indemnify our directors and officers against expense, judgments, fines and amounts paid in settlement that are incurred in connection with any pending, threatened or completed action or proceeding. Our bylaws state that we must indemnify our directors, officers, other employees, and agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of our officers, directors, employees or other agents for any liability arising out of actions performed on our behalf.

Dividends

          The Delaware General Corporation Law permits us to pay dividends out of any excess funds we have in our net assets over our capital. Our capital must be more than the aggregate par value of all issued shares of capital stock. The Delaware General Corporation Law also permits us to pay dividends out of net profits of the current or proceeding fiscal years unless net assets are less than our capital. Nevertheless, we do not intend to pay cash dividends, nor is it permitted under the terms of our commercial lending agreement.

Annual Meetings of the Stockholders

          The Delaware General Corporation Law states that annual meetings of the stockholders may be called by the board of directors or any other party authorized in the certificate of incorporation or bylaws. Presently, our bylaws allow annual meetings to be called by a majority of the board or by the chairman of the board.

Preemptive Rights

          Our certificate of incorporation does not grant preemptive rights to any security holders.

Voting Rights Generally

          Our certificate of incorporation does not contain any other super majority voting requirements. Our certificate of incorporation provides for only one class of common stock.

          Our common stockholders will each be entitled to one vote per share on each matter submitted to a vote at a shareholders meeting, unless the terms of preferred stock provide differently. Our bylaws state that the holders of a majority of the stock issued and outstanding and entitled to vote at a meeting, in person or by proxy, will constitute a quorum.

Action by Written Consent

          Our certificate of incorporation does not permit our stockholders to act by written consent.

Voting in the Election of Directors

          Cumulative voting grants each share of stock normally having one vote to a number of votes equal to the number of directors to be elected. A stockholder may cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Without cumulative voting, the holders of a majority of shares voting in the election of directors would have the power to elect all the directors to be elected, and no person could be elected without the support of holders of a majority of the shares.

          Under the Delaware General Corporation Law, if they are to be provided, cumulative voting rights must be set forth in a corporation's certificate of incorporation. Our certificate of incorporation does not provide for cumulative voting.

Number and Qualification of Our Board of Directors

          Our Board currently consists of five directors.

Classification of Our Board of Directors

          Our certificate of incorporation presently states that our directors will be classified into three classes designated Class I, Class II and Class III. The term for directors initially appointed to Class I expired at the first annual meeting; the term for directors initially appointed to Class II expired at the second annual meeting; the term for directors initially appointed to Class III expired at the third annual meeting. Directors' terms continue according to this schedule. The Classified Board Rescission Proposal, if approved, will rescind this schedule. See "Proposal 4. Elimination of the Classified Board."

Removal of Directors

          Our certificate of incorporation states that directors may be removed only when there is sufficient reason to do so, and only upon the affirmative vote of the holders of at least 80% of the stock entitled to vote on the directors' removal.

Filling Vacancies on the Board of Directors

          Our certificate of incorporation states that vacancies and newly created directorships may be filled by a majority of the directors then in office. The majority need not be enough to constitute a quorum. However, as stated in the description of our Class A Preferred Stock, our preferred stockholders have the right to elect additional directors to the Board under certain situations.

Transactions Involving Directors

          We may enter into a transaction with one or more of our directors or officers, or any other entity in which our directors or officers have a financial interest if the director or officer reveals his relationship or interest to the Board of Directors and our shareholders, and if it is fair at the time it is authorized, or it is approved or ratified by us. We may also lend money to our officers or other employees when our directors believe it may benefit our company.

Mergers, Tender Offers and Sales of All or Substantially All of a Corporation's Assets

          Under the Delaware General Corporation Law, the principal terms of a merger involving us generally would require the approval of our stockholders. The Delaware General Corporation Law, however, would not require that our stockholders approve a merger where we are the surviving corporation if -

•	the merger agreement did not amend or eliminate our existing certificate of incorporation,

•	each of our shares outstanding before the merger becomes an identical outstanding or treasury share after the merger, and

•	none of our shares are issued in the merger, or the number of our shares to be issued in the merger did not exceed 20% of the shares that were outstanding immediately prior to the merger.

          Regardless, our certificate of incorporation requires 80% of the voting stock to approve a merger or a disposition of all or substantially all of our assets unless approved by our Board of Directors under certain circumstances.

Appraisal Rights

          Stockholders who do not vote in favor of a merger or consolidation that is properly carried out under the Delaware General Corporation Law have the right to receive the fair market value of their shares under the General Corporation Law. These rights are not available with respect to the sale, lease or exchange of all or substantially all of our assets.

          Our certificate of incorporation and bylaws do not contain any additional provisions relating to shareholders who do not vote in favor of a merger or consolidation.

Anti-Takeover Provisions; Corporate Transactions with Stockholders

          In general, Section 203 of the Delaware General Corporation Law defines an "interested stockholder" as any entity that owns or has the power to dispose of fifteen percent or more of our outstanding voting stock, as well as any entity affiliated with or controlling or controlled by such entity.

          While there are exceptions, Section 203 prohibits us from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder gained control of or acquired at least 15% or more of our stock. Section 203 defines a "business combination" to include:

•	any merger or consolidation involving us and an interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction which results in our issuance of any of our stock to the interested stockholder;

•	any transaction involving us which increases the proportionate share of stock owned by the interested stockholder; or

•	the interested stockholder's receipt of any loans, advances, guarantees, pledges or other financial benefits provided by us.

          This prohibition of these transactions with "interested stockholders" is waived if-

•	prior to such date, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, he or she owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, by certain employee stock plans, or

•	on or after such date, the business combination is approved by our Board and authorized at an annual or special meeting of our stockholders by at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

          A Delaware corporation may elect not to be subject to Section 203 by having its stockholders approve an amendment to its certificate of incorporation or bylaws. We have not made this election and therefore, Section 203 may prevent a takeover of our company.

        Anti-Takeover Provisions

          Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that, among other things, prevent our stockholders from calling an annual meeting, prevent our stockholders from taking corporate action by written consent in lieu of a meeting, authorize our Board to issue undesignated preferred stock in one or more series without shareholder approval, and provide for staggered terms for our Board members (should the proposal to eliminate the classified board be approved at the special meeting, there will no longer be staggered terms). These provisions permit us to develop our business and foster our long-term growth without the disruption caused by the threat of a takeover deemed by our Board to not be in our stockholders' best interests. These provisions may delay, defer or prevent a change in control, or the removal of our Board or our existing management and may also discourage a third party from making a tender offer or otherwise attempting to obtain control of us even though such a transaction might be economically beneficial to our stockholders.

Dissolution

          Under the Delaware General Corporation Law, our dissolution must be approved by 100% of our voting stock. However, if the dissolution is initiated and approved by the board of directors, it need only be approved by a majority of our voting stock.

AUDIT COMMITTEE REPORT

          The Audit Committee of the Board has reviewed and discussed the Company's audited financial statements for fiscal 1999 with the management of the Company.

          The Audit Committee has discussed with Deloitte & Touche LLP, the independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

          The Audit Committee has received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with Deloitte & Touche LLP the independence of such independent accounting firm.

          Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the Company's Proxy Statement/Prospectus dated October __, 2000.

Paul D. Mellin Robert L. Barbanell

MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF SENTRY

          The following table sets forth the beneficial ownership of our common stock and Class A Preferred Stock at September 20, 2000, as to each (i) beneficial owner of five percent or more of the common stock, (ii) Sentry Director, (iii) executive officer of Sentry, and (iv) all Directors and executive officers as a group. On September 20, 2000, 9,750,760 shares of common stock and 5,333,334 shares of Class A Preferred Stock were outstanding. The Class A Preferred Stock is non-voting. The number of shares of Class A Preferred Stock does not include 399,999 shares otherwise distributed in connection with the Preferred Stock Dividend.

                                               Shares of        Percent
Name and Address of Beneficial Owners          common stock     of Class(1)
-------------------------------------          ------------     -----------
Walter & Edwin Schloss
Associates L.P.
350 Park Avenue
New York, NY  10022                               602,883          6.2%

                                        Shares of         Percent        Shares of Class A    Percent
Directors and Executive Officers        common stock      of Class(1)    Preferred Stock      of Class(2)
--------------------------------        ------------      -----------    ---------------      -----------
Anthony H.N. Schnelling                   200,000(3)         2.0%                -              -

Thomas A. Nicolette                       574,720(4)         5.7%           346,852(5)          6.3%

Peter J. Mundy                            191,945(6)         1.9%           104,616(7)          1.9%

John F. Whiteman                          128,941(8)         1.3%            49,269(9)            *

Paul D. Mellin                             10,800(10)         *                 -               -

Robert L. Barbanell                        15,800(11)         *              16,537               *

William A. Perlmuth
c/o Stroock & Stroock & Lavan LLP
180 Maiden Lane                           914,966(12)        9.4%           988,716(13)        18.5%
New York, NY  10038

Robert D. Furst, Jr.
3900 Walden Road
Deephaven, MN  55391                      739,690(14)        7.6%           115,510             2.2%

All Sentry Directors and executive
officers as a group (8 persons)         2,776,862(15)       25.9%         1,621,500(16)        28.7%

_______________________________

*	Less than one percent

(1)	Based on 9,750,760 shares of common stock outstanding as of September 20, 2000. Each figure showing the percentage of outstanding shares beneficially owned has been calculated by treating as outstanding and owned the shares of common stock which could be purchased by the indicated person within 60 days upon the exercise of stock options.

(2)	Based on 5,333,334 shares of Class A Preferred Stock outstanding as of September 20, 2000. Each figure showing the percentage of outstanding shares beneficially owned has been calculated by treating as outstanding and owned the shares of Class A Preferred Stock which could be purchased by the indicated person within 60 days upon the exercise of stock options.

(3)	Includes 200,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of the date hereof.

(4)	Excludes 41,590 shares of common stock held by a trust for the benefit of Mr. Nicolette's wife, as to which shares Mr. Nicolette disclaims beneficial ownership. Includes 74,862 shares of common stock held by Mr. Nicolette as co-trustee under trusts for the benefit of his minor children and as to which shares Mr. Nicolette disclaims beneficial ownership. Also includes 422,139 shares of common stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof.

(5)	Excludes 49,976 shares of Class A Preferred Stock held by a trust for the benefit of Mr. Nicolette's wife, as to which shares Mr. Nicolette disclaims beneficial ownership. Includes 89,958 shares of common stock held by Mr. Nicolette as co-trustee under trusts for the benefit of his minor children and as to which shares Mr. Nicolette disclaims beneficial ownership. Also includes 197,138 shares of Class A Preferred Stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof.

(6)	Includes 162,614 shares of common stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof.

(7)	Includes 73,614 shares of Class A Preferred Stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof.

(8)	Includes 114,716 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of the date hereof.

(9)	Includes 18,716 shares of Class A Preferred Stock issuable upon the exercise of stock options exercisable within 60 days of the date hereof.

(10)	Includes 10,800 shares of common stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof.

(11)	Includes 10,800 shares of common stock issuable upon exercise of stock options exercisable within 60 days from the date hereof.

(12)	Consists of (a) 750,729 shares of common stock held by Mr. Perlmuth as Executor of the Estate of Arthur J. Minasy, (b) 130,010 shares of common stock held by Mr. Perlmuth as trustee under trusts for the benefit of Mr. Minasy's adult children, and (c) 3,327 shares of common stock beneficially owned by Mr. Perlmuth. Also includes 30,900 shares of common stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof. Under the policies of the law firm of which he is of counsel, Mr. Perlmuth will share any economic benefits of the options with the other members of such firm.

(13)	Consists of (a) 827,678 shares of Class A Preferred Stock held by Mr. Perlmuth as Executor of the Estate of Arthur J. Minasy, (b) 139,071 shares of Class A Preferred Stock held by Mr. Perlmuth as trustee under trusts for the benefit of Mr. Minasy's adult children, and (c) 3,667 shares of Class A Preferred Stock beneficially owned by Mr. Perlmuth. Also includes 18,300 shares of Class A Preferred Stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof. Under the policies of the law firm of which he is of counsel, Mr. Perlmuth will share any economic benefits of the options with the other members of such firm.

(14)	Includes 10,800 shares of common stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof.

(15)	Includes 962,769 shares of common stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof.

(16)	Includes 307,768 shares of Class A Preferred Stock issuable upon the exercise of stock options exercisable within 60 days from the date hereof See "THE PURCHASE AGREEMENT - Sentry Stock Options and Warrants."

LEGAL MATTERS

          Stroock & Stroock & Lavan LLP will issue an opinion on the validity of the shares of our common stock to be issued in the Reclassification.

EXPERTS

          The financial statements as of December 31, 1998 and 1999, and for the three years in the period ended December 31, 1999, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph which describes an uncertainty about the Company's ability to continue as a going concern for a reasonable period of time), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

          If our shareholders approve the Reclassification, holders of our preferred stock who receive our common stock in the Reclassification will become common stockholders at the Effective Time. Under applicable regulations of the Commission, all stockholder proposals to be considered for inclusion in our Proxy Statement/Prospectus to be considered at the 2001 annual meeting of our shareholders must be received in writing at our offices at 350 Wireless Boulevard, Hauppauge, New York by not later than _____________, 2001. You must also comply with our bylaws which prescribe certain time limitations on procedures regarding our prior written notice by our shareholders. If you wish to make such a proposal, you should request a copy of the applicable provisions of our restated bylaws from our secretary.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sentry Technology Corporation
Hauppauge, New York

We have audited the accompanying consolidated balance sheets of Sentry Technology Corporation and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule included in Part II item 21. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sentry Technology Corporation and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements for the year ended December 31, 1999 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's continued reduced revenue levels, decreased financial position and recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte and Touche LLP

Jericho, New York
April 11, 2000 (September 27, 2000 as to Note 3)

SENTRY TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value Amounts)                              December 31,            June 30,
-----------------------------------------------------------   ----------------------------   -----------
                                                                 1998           1999            2000
                                                                                             (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                    $     873      $     951     $     1,172
  Accounts receivable, less allowance for
    doubtful accounts of
    $651, $683 and $734, respectively                              9,308          6,838           4,743
  Net investment in sales-type leases - current portion              574            393             156
  Inventories                                                      7,382          5,258           5,798
  Prepaid expenses and other current assets                          371            166             441
  Assets held for sale (Note 16)                                   1,691              -               -
                                                           -------------- --------------  ---------------
         Total current assets                                     20,199         13,606          12,310
NET INVESTMENT IN SALES-TYPE LEASES -
  Noncurrent portion                                                 466            108              66
SECURITY DEVICES ON LEASE - Net                                       65             66              73
PROPERTY, PLANT AND EQUIPMENT - Net                                4,348          3,934           3,640
GOODWILL AND OTHER INTANGIBLES, including patent
  costs, less accumulated amortization of
  $3,292, $4,882 and $5,379, respectively                          8,222          4,227           3,734

OTHER ASSETS                                                         196             66              33
                                                           -------------- --------------  ---------------
                                                           $      33,496  $      22,007   $      19,856
                                                           ============== ==============  ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Revolving line of credit                                 $       2,765  $       3,075   $       3,732
  Accounts payable                                                 1,257          1,088           1,257
  Accrued liabilities                                              3,080          2,769           2,374
  Obligations under capital leases -
   current portion                                                   180            165             144
  Deferred income                                                    249            219             185
                                                           -------------- --------------  ---------------
         Total current liabilities                                 7,531          7,316           7,692
OBLIGATIONS UNDER CAPITAL LEASES -
  Noncurrent portion                                               3,061          2,893           2,817
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                         362            290             257
                                                           -------------- --------------  ---------------
         Total liabilities                                        10,954         10,499          10,766
COMMITMENTS AND CONTIGENCIES (Notes 1 and 13)
REDEEMABLE CUMULATIVE PREFERRED STOCK                             26,517         27,843          28,508
COMMON SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock, $0.001 par value; authorized
   40,000 shares, issued and outstanding
   9,751 shares                                                       10             10              10
  Additional paid-in capital                                      15,522         14,196          13,531
  Accumulated deficit                                            (19,507)       (30,541)        (32,959)
                                                           -------------- --------------  ---------------
         Total common shareholders' equity (deficit)              (3,975)       (16,335)        (19,418)
                                                           -------------- --------------  ---------------
                                                           $      33,496  $      22,007   $      19,856
                                                           ============== ==============  ===============

See notes to the consolidated financial statements.

SENTRY TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except per Share Amounts)
-------------------------------------------------------------------------------------------------------------------
                                                       Years Ended                              Six Months Ended
                                                       December 31,                                  June 30,
                                               1997        1998              1999               1999        2000
REVENUES:                                                                                          (Unaudited)
Sales                                         $17,965     $22,639           $17,366            $9,774      $7,347
Sales to Sensormatic                            2,570       1,792             2,083             1,680       1,299
Service revenues and other                      4,031       3,725             2,832             1,205       1,395
                                            -----------  ---------          ----------        ---------  ----------
                                               24,566      28,156            22,281            12,659      10,041
                                            -----------  ---------          ----------        ---------  ----------
COST AND EXPENSES:
Cost of sales                                  11,177      13,200            13,103             5,931       4,470
Cost of sales to Sensormatic                    1,705       1,212             1,236               988         804
Customer services expenses                      4,772       6,253             5,457             2,989       2,297
Selling, general and administrative             9,629      10,118             9,169             4,668       3,812
expenses
Research and development                        1,658       1,343             1,289               635         451
Purchased in-process research and
     development                               13,200           -                 -                 -           -
     (Note 1)
Restructuring and impairment charges                -           -             3,026                 -           -
(Note 18)
Gain on sale of assets (Note 16)                    -           -              (503)             (503)          -
                                            -----------  ---------          ----------        ---------  ----------
                                               42,141      32,126            32,777            14,708      11,834
                                            -----------  ---------          ----------        ---------  ----------
OPERATING LOSS                                (17,575)     (3,970)          (10,496)           (2,049)     (1,793)

Interest expense                                  168         513               538               258         324
                                            -----------  ---------          ----------        ---------  ----------
LOSS BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE                                   (17,743)     (4,483)          (11,034)           (2,307)     (2,117)

INCOME TAXES                                      174          21                 -                 -           -
                                            -----------  ---------          ----------        ---------  ----------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE
     IN ACCOUNTING PRINCIPLE                  (17,917)     (4,504)          (11,034)           (2,307)     (2,117)

CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLE                           -           -                 -                 -         301
                                            -----------  ---------          ----------        ---------  ----------
NET LOSS                                      (17,917)     (4,504)          (11,034)           (2,307)     (2,418)

PREFERRED STOCK DIVIDENDS                       1,067       1,263             1,326               654         665
                                            -----------  ---------          ----------        ---------  ----------
NET LOSS ATTRIBUTED TO
     COMMON SHAREHOLDERS                    $(18,984)     $(5,767)         $(12,360)          $(2,961)    $(3,083)
                                            ===========  =========         ==========         =========  ==========

LOSS PER COMMON SHARE
    BEFORE CUMULATIVE EFFECT
    OF CHANGE IN ACCOUNTING
    PRINCIPLE:
       Basic                                    $(2.08)     $(0.59)          $(1.27)            $(0.30)    $(0.29)
                                            ===========  =========         ==========         =========  ==========
       Diluted                                  $(2.08)     $(0.59)          $(1.27)            $(0.30)    $(0.29)
                                            ===========  =========         ==========         =========  ==========
NET LOSS PER COMMON SHARE
       Basic                                    $(2.08)     $(0.59)          $(1.27)            $(0.30)    $(0.29)
                                            ===========  =========         ==========         =========  ==========
       Diluted                                  $(2.08)     $(0.59)          $(1.27)            $(0.30)    $(0.29)
                                            ===========  =========         ==========         =========  ==========
WEIGHTED AVERAGE COMMON SHARES
       Basic                                     9,114       9,751            9,751              9,751      9,751
                                            ===========  =========         ==========         =========  ==========
       Diluted                                   9,114       9,751            9,751              9,751      9,751

See notes to the consolidated financial statements.

SENTRY TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)
------------------------------------------- ---------------------------- -------------- -------------- -----------
                                                                                             Total
                                                                                Retained     Common
                                                                  Additional    Earnings     Shareholders  Redeemable
                                                 Common Stock     Paid-In      (Accumulated   Equity       Cumulative
                                                                  Capital       Deficit)     (Deficit)     Preferred
                                             Shares    Aount                                                Stock

BALANCE, JANUARY 1, 1997                     4,802      $5        $22,329         $2,914     $25,248           $-

Net loss and comprehensive loss                -         -            -          (17,917)    (17,917)           -

Shares issued to Video Sentry
  shareholders in connection with
  the merger (Note 1)                        4,842       5         19,449            -        19,454            -

Preferred shares issued to former
  Knogo N.A. shareholders in
  connection with the merger (Note 1)          -         -        (24,009)           -       (24,009)        24,009

Shares issued to employee benefit
  plan                                          28       -             83            -            83             -

Repayment of obligations under
   Section 16(b) of the Securities and
    Exchange Act of 1934                        -        -             15            -            15             -

Preferred stock dividends (Note 1)              -        -         (1,067)           -        (1,067)         1,067

Exercise of stock options and warrants          79       -           (15)            -           (15)           178
                                            --------  --------   ----------     ---------    -----------   -----------
BALANCE, DECEMBER 31, 1997                   9,751      10        16,785        (15,003)       1,792         25,254

Net loss and comprehensive loss                -        -             -          (4,504)     (4,504)            -

Preferred stock dividends (Note 1)             -        -         (1,263)           -        (1,263)          1,263
                                            --------  --------   ----------     ---------    -----------   -----------
BALANCE, DECEMBER 31, 1998                   9,751      10        15,522        (19,507)     (3,975)         26,517

Net loss and comprehensive loss                -        -           -           (11,034)    (11,034)            -

Preferred stock dividends (Note 1)             -        -         (1,326)           -        (1,326)          1,326
                                            --------  --------   ----------     ---------    -----------   -----------
BALANCE, DECEMBER 31, 1999                   9,751      10        14,196        (30,541)    (16,335)         27,843

Net loss and comprehensive loss
     (unaudited)                              -          -           -           (2,418)     (2,418)             -

Preferred stock dividends (unaudited)
     (Note 1)                                 -          -         (665)            -          (665)            665
                                            --------  --------   ----------     ---------    -----------   -----------

BALANCE JUNE 30, 2000 (unaudited)            9,751     $10      $13,531        $(32,959)   $(19,418)        $28,508
                                            ========  ========  ===========    ==========  ============    ===========
See notes to consolidated financial statements.

SENTRY TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

                                                                    Years Ended                     Six Months
                                                                    -----------                    ----------
                                                                    December 31,                   Ended June 30,
                                                                    -----------                    -------------
                                                            1997       1998          1999       1999          2000
CASH FLOWS FROM OPERATING ACTIVITIES:                                                               (Unaudited)
Net loss                                               $ (17,917)    (4,504)      (11,034)    (2,307)       $(2,418)
Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
Write-off of purchased in-process research and
   development                                            13,200          -             -          -              -
Gain on sale of assets                                         -          -          (503)      (503)             -
Depreciation and amortization of security
   devices and property, plant and equipment               1,166      1,106           744        416            314
Amortization of intangibles and other assets               1,570      1,596         1,594        797            498
Deferred income taxes                                        174          -             -          -              -
Provision for bad debts                                       73          2           192         14             25
Loss on impairment of assets                                   -        145         2,440          -              -
Changes in operating assets and liabilities:
   Accounts receivable                                       537     (2,987)        2,278        944          2,070
   Net investment in sales-type leases                     1,240        421           539        312            279
   Inventories                                              (485)       915         2,124        485           (540)
   Prepaid expenses and other assets                         443        165           263        (62)          (275)
   Accounts payable and accrued liabilities                 (620)      (375)         (480)        39           (226)
   Deferred lease rentals                                    169       (172)          (30)       147            (34)
   Net cash provided by (used in) operating
     activities                                     ------------    --------      --------------------      -------
                                                            (450)    (3,688)       (1,873)       282           (307)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments made to acquire Video Sentry
   Corporation                                            (2,417)         -             -          -              -
Purchase of property, plant and equipment -                 (288)       (94)         (294)      (106)           (11)
   net
Proceeds from sale of assets                                   -          -         2,182      2,194              -
Security devices on lease                                     (2)         5           (25)         2            (16)
Intangibles                                                  (52)       (22)          (39)       (16)            (5)
Net cash provided by (used in) investing
   activities                                        ------------    --------      ---------- --------      -------
                                                          (2,759)      (111)        1,824      2,074            (32)
                                                     ------------    --------      ---------  --------      --------

SENTRY TECHNOLOGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In Thousands)

                                                                    Years Ended                   Six Months
                                                                    -----------                   ----------
                                                                   December 31,                 Ended June 30
                                                                    ----------                  -------------
                                                            1997       1998          1999      1999           2000
CASH FLOWS FROM FINANCING ACTIVITIES:                                                            (Unaudited)
Net borrowings (repayments) under the
   revolving line of credit                                    -      2,765           310     2,131)           657
Repayment of acquired debt                                (2,136)         -             -         -              -
Proceeds from shareholder repayment of
   obligations under Section 16(b) of the
   Securities Exchange Act of 1934                            15          -             -         -              -
Repayment of obligations under capital leases               (428)      (239)         (183)      (96)           (97)
Exercise of stock options and warrants                       163          -             -         -              -
Other                                                         83          -             -         -              -
                                                         ---------- ---------       --------  -------         -------
Net cash provided by (used in) financing                  (2,303)     2,526           127     2,227)           560
   activities                                            ----------  --------       --------  -------         -------

INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                            (5,512)    (1,273)           78       129            221

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD
                                                           7,658      2,146           873       873            951
                                                         ---------- ---------       --------  -------        -------
CASH AND CASH EQUIVALENTS, END OF PERIOD
                                                        $  2,146     $  873        $  951     1,002          1,172
                                                        ==========  =========      =========  ========       ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
Cash paid during the period for:
   Interest                                               $  310     $  509        $  577      $300           $325
                                                        ==========  =========      =========  ========       ========
   Income taxes                                             $  -      $  21          $  -       $ -           $  -
                                                        ==========  =========      =========  ========       ========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
   FINANCING ACTIVITIES:
Capital lease obligations incurred for the
   purchase of building, office equipment and
   other assets                                           $  165     $  167          $  -      $  -           $  -
                                                        ==========  =========      =========  ========       ========
Common stock issued to acquire Video Sentry
   Corporation                                           $19,454       $  -          $  -      $  -           $  -
                                                        ==========  =========      =========  ========       ========
See notes to consolidated financial statements.

SENTRY TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000
Information relating to the six months ended June 30, 1999 and 2000 is unaudited)

1.	BASIS OF PRESENTATION

Sentry Technology Corporation (“Sentry”) a publicly traded Delaware Corporation, was established to effect the merger of Knogo North America Inc. (“Knogo N.A.”) and Video Sentry Corporation (“Video Sentry”) which was consummated on February 12, 1997 (the “Effective Date”). The merger resulted in Knogo N.A. and Video Sentry becoming wholly owned subsidiaries of Sentry. The term “Company” refers to Sentry as of and subsequent to February 12, 1997 and to Knogo N.A. prior to such date. Prior to the merger, Video Sentry was engaged in the design, development and marketing of a traveling closed circuit television security surveillance system throughout the United States.

Pursuant to the merger agreement, Sentry issued one share of common stock for each one share of Video Sentry common stock outstanding at the effective time of the merger. Sentry also issued one share of common stock and one share of Class A Preferred Stock for each 1.2022 shares of Knogo N.A. common stock outstanding. The Sentry Class A Preferred Stock has a face value of $5.00 per share and a cumulative dividend rate of 5.0% (the first two years of which were paid-in-kind). The preferred is non-voting and subject to a mandatory redemption four years from the date of issuance and optional redemption by Sentry at any time after one year from the date of issuance. The redemption price will be equal to $5.00 per preferred share (plus accrued and unpaid dividends as of the redemption date) plus the amount, if any, by which the market price of Sentry’s common stock at the time of redemption exceeds $5.00 per preferred share. The preferred stock is non convertible, but the redemption price may, in certain circumstances, be paid in common stock at Sentry’s option. The total number of Sentry preferred shares authorized is 10,000,000. Undeclared and unpaid cumulative dividends totaled approximately $1,176,000 as of December 31, 1999.

The merger was accounted for under the purchase method of accounting and, accordingly, the acquired assets and assumed liabilities were recorded at their estimated fair market values at the date of acquisition. Goodwill and other intangible assets in the amount of approximately $10,950,000 were capitalized and nonrecurring charges of approximately $13,200,000 relating to in-process research and development were expensed. The goodwill and other intangibles are being amortized using the straight-line method over a useful life of seven years (see Note 18). Although Video Sentry shareholders had a majority voting interest in Sentry based upon their common stock ownership percentage, generally accepted accounting principles required consideration of a number of factors, in addition to voting interest, in determining the acquiring entity for purposes of purchase accounting treatment. Such other factors which were considered included: (i) key Sentry management positions were held by individuals previously holding similar such positions in Knogo N.A.; (ii) the assets, revenues and net earnings of Knogo N.A. significantly exceed those of Video Sentry; and (iii) the market value of the securities received by the former holders of Knogo N.A. common stock significantly exceeded the market value of the securities received by the former holders of Video Sentry common stock. As a result of these other factors, and solely for accounting and financial reporting purposes, the merger was accounted for as a reverse acquisition of Video Sentry by Knogo N.A. Accordingly the financial statements of Knogo N.A. are the historical financial statements of Sentry and the results of Sentry’s operations include the results of operations of Video Sentry after the Effective Date.

The following unaudited pro forma information for the year ended December 31, 1997 includes the operations of the Company and Video Sentry Corporation as if the merger has occurred on January 1, 1997. This pro forma information gives effect to the amortization expense associated with goodwill and other intangible asset acquired, dividends accrued on the Sentry Class A Preferred Stock, adjustments related to the fair market value of the assets acquired and liabilities assumed, and the related income tax effects. In addition, this pro forma information excludes the effect of the one-time charges totaling $13,200,000 relating to purchased research and development.

        (In Thousands,                                         1997
        Except per Share Amounts)

        Revenues                                             $24,619
                                                             =======

        Net loss                                              $5,378
                                                              ======

        Net loss attributed to common shareholders            $6,596
                                                              ======

        Net loss per common share                            $(0.68)
                                                             =======

        Weighted average common shares                         9,684
                                                               =====
2.	SIGNIFICANT ACCOUNTING POLICIES

Business - The Company is engaged in one segment and line of business, the design, manufacture, distribution, installation and service of systems designed to be used by retailers to deter shoplifting and employee theft and by commercial manufacturing and governmental customers to protect people and assets. Other than sales to Sensormatic Electronics Corporation ("Sensormatic") sales to customers outside the United States were not significant. Sales to Sensormatic were shipped to locations in Western Europe.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition and Change in Accounting Principle - The Company manufactures security devices which it offers for sale or lease. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. The SAB summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements.

In accordance with SAB 101, the Company has changed its accounting method for recognizing revenue on the sale of equipment where post-shipment obligations exist. Previously, the Company recognized revenue for equipment when title transferred, generally upon shipment. Beginning with the first quarter of year 2000, the Company began recognizing revenue when installation is complete or other post-shipment obligations have been satisfied. The cumulative effect of the change in accounting method is a non-cash reduction in net earnings of $301,000, or $0.03 per share.

For sales-type leases, revenue is recognized at the time of installation or acceptance by the lessee in an amount equal to the present value of the required rental payments under the fixed, noncancellable lease term. The difference between the total lease payments and the present value is amortized over the term of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

For operating leases, aggregate rental revenue is recognized over the term of the lease (usually 12-48 months), which commences with date of installation or acceptance by the lessee.

Service revenues are recognized as earned and maintenance revenues are recognized ratably over the service contract period. Warranty costs associated with products sold with warranty protection are estimated based on the Company's historical experience and recorded in the period the product is sold.

Included in accounts receivable at December 31, 1998, 1999 and June 30, 2000 is unbilled accounts receivable of $2,847,000, $1,127,000 and $101,000 respectively.

Cash and Cash Equivalents - The Company considers all highly liquid temporary investments with original maturities of less than ninety days to be cash equivalents.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Component parts and systems in inventory available for assembly and customer installation are considered as work-in-process.

Security Devices on Lease - Security devices on lease are stated at cost and consist of completed systems which have been installed.

Depreciation and Amortization - Depreciation of security devices on lease and property, plant and equipment is provided for using the straight-line method over their related estimated useful lives. The security devices generally have estimated useful lives of six years, except the cost of security devices related to operating leases with purchase options are depreciated over the life of the lease.

Intangibles - Costs and expenses incurred in obtaining patents are amortized over the remaining life of the patents, not exceeding 17 years, using the straight-line method.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets, including security devices on lease, property and equipment, intangible assets and other assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value.

Fair Value of Financial Instruments - It is management's belief that the carrying amounts of the Company's financial instruments (cash and cash equivalents, accounts receivable, net investment in sales-type leases, accounts payable and obligations under capital leases) approximate their fair value at December 31, 1998 and 1999, and June 30, 2000 due to the short maturity of these instruments or due to the terms of such instruments approximating instruments with similar terms currently available to the Company.

Deferred Income - Deferred income consist of rentals related to operating leases and maintenance contracts billed or paid in advance.

Income Taxes - The Company accounts for income taxes under an asset and liability approach to financial accounting and reporting for income taxes.

Stock-Based Compensation - The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Foreign Currency Translation - The functional currency of the Company's foreign entity is the US dollar. Unrealized foreign exchange transaction gains and (losses) are included in selling, general and administrative expenses and amounted to approximately ($111,000), ($120,000) and $35,000 for the years ended December 31, 1997, 1998 and 1999, and $26,000 and $(21,000) in the six months ended June 30, 1999 and 2000 respectively.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting For Derivative Instruments and Hedging Activities, which established standards for accounting and reporting for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments as fair value. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company does not expect the impact of adopting SFAS No. 133, as amended, to be material.

Reclassifications - Certain prior period balances have been reclassified to conform with current period classifications.

Unaudited Interim Statements - The Company has made all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial condition of the Company as of June 30, 2000 and the results of operations and cash flows for the six-month periods ended June 30, 1999 and 2000, as presented in the accompanying unaudited interim financial statements. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the entire year.

3.	FINANCIAL CONDITION AND LIQUIDITY

As a result of the continued reduced revenue levels, decreased financial position and recurring operating losses, the Company initiated actions in 1999 which included, among others, (a) reducing the number of employees, (b) attempting to improve working capital, (c) closing and/or consolidating facilities, (d) consolidating some administrative functions, and (e) evaluating certain business lines to ensure that resources are deployed in the more profitable operations. The Company's initial efforts to rationalize operations commenced in the fourth quarter of 1999. Through 2000, the results of these efforts were not sufficient to prevent significant operating losses. During the first six months of 2000, the Company primarily funded its operations through borrowings under its revolving credit facility, including an amendment to the borrowing base formula which provides for increased availability by up to $500,000 through 2000. The Company is increasingly dependent upon future transactions, including the timely release of backlog orders from customers and subsequent cash collections, in order to generate sufficient cash flows and return to profitability. The Company has sold all available assets to raise cash to finance its operations. The Company is, therefore, increasingly dependent on borrowings under its revolving credit facility to finance its cash requirements.

The Company has a revolving credit facility with GE Capital Corporation, the terms of which are disclosed in Note 9. At June 30, 2000, the Company had borrowings of $3,732,000, the maximum amount available under the facility.

The Company will require liquidity and working capital to finance increases in receivables and inventory associated with sales growth and, to a lesser extent, for capital expenditures. The Company had no material capital expenditure or purchase commitments as of June 30, 2000.

In addition, on April 11, 2000, the Company obtained an indication of interest from a group of investors who were prepared to provide $1.0 million of standby debt financing on a short term basis. It would be expected that such investors would require a substantial equity interest in the Company as a condition to such financing. Any amounts that the Company borrows under this arrangement would be subordinated to the revolving line of credit. One of the Company's directors is part of this group of potential investors.

To strengthen the Company's financial position, the Company continued to solicit other businesses within the security industry to ascertain the level of interest in a possible joint venture or equity investment. Since October of 1999, several parties had indicated interest in investment or merger with the Company. In fact, we retained the investment bank of Legg Mason Wood Walker, Incorporated ("Legg Mason") in May, 1999 to help position the Company for an additional investment or for possible acquisition. As of October 13, 1999, Legg Mason was unsuccessful in developing any interest in a potential transaction. Once the Company decided to terminate the search through Legg Mason, only Dutch A&A Holdings, B.V. ("Dutch A&A") offered serious intentions to engage in negotiations. After many discussions and the exchange of information, we announced on August 8, 2000 that we had entered into an agreement pursuant to which Dutch A&A will invest $3 million in newly issued shares of our common stock. The terms of this transaction are disclosed in Note 19. The transaction with Dutch A&A is conditioned upon shareholder approval, including approval by the preferred and common stockholders, each voting as a class, of a reclassification of the preferred stock into common stock on the basis of five shares of common to be voted upon at the Special Meeting, as well as a number of other conditions. Consummation of this transaction will substantially enhance the Company's liquidity and financial condition. There can be no assurances, however, that the Company will successfully consummate the transaction.

4.	NET INVESTMENT IN SALES-TYPE LEASES AND OPERATING LEASE DATA

The Company is the lessor of security devices under agreements expiring in various years through 2002. The net investment in sales-type leases consist of:

                                                              December 31,                    June 30,
                                                                  1998             1999        2000
                                                                      (In Thousands)        (Unaudited)
      Minimum lease payments receivable                         $1,204          $  570           $254
      Allowance for uncollectible minimum lease payments           (60)            (29)           (13)
      Unearned income                                             (120)            (40)           (19)
      Unguaranteed residual value                                   16              -               -
                                                             ---------         ---------        ------  -

      Net investment                                             1,040             501            222
      Less current portion                                         574             393            156
                                                             ---------           -------        -----

      Noncurrent portion                                        $  466           $ 108           $ 66
                                                              ========            ======        =====
The future minimum lease payments receivable under sales-type leases and noncancellable operating leases are as follows:
                                      Sales-Type       Operating
                  Year Ending          Leases           Leases
                  December 31,              (In Thousands)

                  2000                $  445              $  76
                  2001                    82                 39
                  2002                    43                  6
                  2003                     -                  7
                                     -------            -------
                                      $  570             $  128
                                      ======             ======
5.	INVENTORIES

Inventories consist of the following:
                                           December 31,         June 30,
                                       1998         1999         2000
                                             (In Thousands)    (Unaudited)
                  Raw materials       $2,497       $2,333         $2,573
                  Work-in-process      3,058        1,482          1,638
                  Finished goods       1,827        1,443          1,587
                                     -------       ------         ------

                                      $7,382       $5,258         $5,798
                                      ======       ======         ======
Reserves for excess and obsolete inventory totaled $1,318,000, $3,404,000 and $2,855,000 as of December 31, 1998, 1999 and June 30, 2000 respectively, and have been included as a component of the above amounts.

6.	SECURITY DEVICES ON LEASE
Security devices are stated at cost and are summarized as follows:
                                                  December 31,        June 30,
                                            1998        1999            2000
                                                 (In Thousands)      (Unaudited)
         Security devices on lease         $154         $122            $122
         Less allowance for depreciation     89           56              49
                                         ------        ------          ------
                                          $  65        $  66            $ 73
                                          =====        =======         =====
Depreciation expense for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000 totaled $132,000, $81,000, $24,000, $8,000 and $ 9,000, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are summarized as follows:

                                           Estimated            December 31       June 30,
                                           Useful Lives       1998       1999       2000
                                            (Years)           (In Thousands)   (Unaudited)

     Building                                   20           $3,033      $3,033     $3,033
     Machinery and equipment                  3-10            2,613       2,567      2,578
     Furniture, fixtures and office
        equipment                             3-10            3,433       3,675      3,688
     Leasehold improvements                   5-10              250         290        290
                                                                ---         ---        ---
                                                               9,329       9,565      9,589
     Less allowance for depreciation and
       amortization                                            4,981       5,631      5,949
                                                               -----       -----      -----
                                                              $4,348      $3,934     $3,640
                                                              ======      ======      ======
Depreciation and amortization expense for the years ended 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000 totaled $1,034,000, $1,025,000, $720,000, $408,000 and $ 305,000, respectively.

8.	ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                                 December 31,            June 30,
                                                              1998              1999      2000
                                                               (In Thousands)          (Unaudited)
    Accrued salaries, employee benefits and payroll taxes   $  979              $715        $650
    Accrued installation costs                                 549               119           -
    Accrued restructuring costs                               -                  606         484
    Other accrued liabilities                                1,552             1,329       1,240
                                                             -----             -----       -----
                                                            $3,080            $2,769      $2,374
                                                            ======            ======      ======
9.	REVOLVING LINE OF CREDIT

The Company has a revolving line of credit with a financial institution for maximum borrowings of $8 million through December 31, 2001, which are subject to certain limitations based on a percentage of eligible accounts receivable and inventories as defined in the agreement. Interest is payable monthly at the lender’s Index Rate, as defined (5.6% and 6.6% at December 31, 1999 and June 30, 2000, respectively), plus 4.5% per annum. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the credit facility. Borrowings under the line is secured by substantially all of the Company’s assets. The terms of the agreement, among other matters, requires the Company to maintain certain minimum net worth levels and places restrictions on capital expenditures and prohibits the payment of dividends. The Company had borrowings on the line of credit totaling $2,765,000 and $3,075,000 for the years ended December 31, 1998 and 1999, and $3,732,000 as of June 30, 2000, respectively.

10.	OBLIGATIONS UNDER CAPITAL AND OPERATING LEASES

On December 24, 1996, the Company completed a sale-leaseback transaction on the Company’s corporate headquarters. The Company received net proceeds of approximately $4.5 million which approximated the carrying amount of the land and building. The lease covers a period of 20 years with quarterly payments of $137,000. The lease agreement allows for an increase in lease payments for years 4 through 20 based on a formula tied to the Consumer Price Index. Because the fair market value of the land on which the principal premises is built was greater than 25 percent of the total fair value of the leased premises at the inception of the lease, the land and building have been considered separately for the purposes of applying the criteria of SFAS No. 13, Accounting for Leases. The land portion of the lease has been classified as an operating lease. Future minimum payments related to the land portion of the lease are as follows (in thousands):
           Year Ending
           December 31,
           2000                                          $  155
           2001                                             155
           2002                                             155
           2003                                             155
           2004                                             155
           Thereafter                                     1,863
                                                         ------
                                                         $2,638
                                                         ======
Rent expense for the years ended December 31, 1997, 1998 and 1999 was $148,000 per year and was $74,000 and $86,000 in the six months ended June 30, 1999, and 2000, respectively.

The building portion of the lease has been classified as a capital lease. The Company also leases certain computer and office equipment and related items under noncancellable capital lease arrangements at varying interest rates expiring through 2003.

Minimum annual rentals are as follows (in thousands):
                    Year Ending
                    December 31,
                     2000                                  $ 501
                     2001                                    445
                     2002                                    445
                     2003                                    387
                     2004                                    376
                     Thereafter                            4,509
                                                          ------
                                                           6,663
                     Less amount representing interest     3,605
                                                          ------
                     Present value of minimum rentals      3,058
                     Less current portion                    165
                                                          ------
                     Noncurrent portion                   $2,893
                                                          ======
As a result of the sale-leaseback transaction, a capitalized lease asset and obligation in the amount of $3,033,000 was recorded at the inception of the lease. The net book value of the building was $2,730,000, $2,578,000 and $2,502,000 at December 31, 1998, 1999 and June 30, 2000, respectively. The capitalized lease asset is being amortized on a straight-line basis over the 20-year lease term. The capitalized lease obligation is being amortized under the interest method over the 20-year lease period, utilizing an imputed interest rate of approximately eleven percent.

The Company was in default on its capital lease obligation relating to the sale-leaseback transaction. The terms of the agreement require the Company to maintain certain minimum net worth levels which have not been achieved. The Company has renegotiated the terms of the covenants to correct the default.

Computer and office equipment and related items under capital leases are included in property and equipment and other assets with a gross value of $1,178,000 at December 31, 1998 and 1999, and June 30, 2000, and a net book value of $415,000, $236,000 and $180,000 at December 31, 1998 and 1999, and June 30, 2000, respectively.

11.	COMMON SHAREHOLDERS’ EQUITY

a.	Earnings Per Share (“EPS”) - Basic EPS is determined by using the weighted average number of common shares outstanding during each period. Diluted EPS further assumes the issuance of common shares for all dilutive potential common shares outstanding. The calculation for earnings per share are as follows:

                                                                    Year Ended                     Six Months Ended
                                                                    December 31,                      June 30,
                                                              1997      1998          1999         1999       2000
                                                                 (In Thousands, Except per Share Amounts)
                                                                                                 (Unaudited)
            Net Loss:
                 Loss before cumulative effect of          $(17,917)    $(4,504)    $(11,034)     $(2,307)   $(2,117)
                 accounting change
                 Effect of preferred stock dividends         (1,067)     (1,263)      (1,326)        (654)      (665)
                                                          -----------   ---------   ----------    ---------  --------
                                                            (18,984)     (5,767)     (12,360)      (2,961)    (2,782)

                 Cumulative effect of accounting change        -             -            -            -        (301)
                 Net loss attributed to common             $(18,984)    $(5,767)    $(12,360)     $(2,961)   $(3,083)
                 shareholders
                                                          ===========  ==========   ==========   ==========  ========
                 Weighted Average Common Shares               9,114       9,751        9,751        9,751      9,751
                                                          ===========  ==========   ==========   ==========  ========
            Basic and Diluted Earnings per Common Share:
                 Before cumulative effect of accounting       $(2.08)     $(0.59)      $(1.27)      $(0.30)   $(0.29)
                 change
                 Cumulative effect of accounting change           -          -            -            -       (0.03)
                                                          -----------   ---------   ----------    ---------  --------
                 Basic and Diluted earnings per Common        $(2.08)     $(0.59)      $(1.27)      $(0.30)   $(0.32)
                 Share                                    ===========   =========   ==========    =========   =======
Since the Company has a net loss for all periods presented, the effect of common stock options and warrants would be antidilutive.

b.	Stock Options - In February 1997, the Company adopted the 1997 Stock Incentive Plan of Sentry Technology Corporation (the “1997 Plan”). The 1997 Plan provides for grants up to 2,250,000 options to purchase the Company’s common stock. Awards may be granted by the stock option committee to eligible employees in the form of stock options, restricted stock awards, phantom stock awards or stock appreciation rights. Stock options may be granted as incentive stock options or nonqualified stock options. Such options become exercisable at a rate of 20% per year over a five-year period and expire ten years from the date of grant. All outstanding stock options were issued at not less than the fair value of the related common stock at the date of grant. At December 31, 1999, 2,414,233 common shares were reserved for issuance in connection with the exercise of stock options.

In October 1999, the Company issued 200,000 non-qualified stock options to the Interim Chief Executive Officer at the price of $0.19 per share which was the fair value on the date of grant. The options are fully vested at December 31, 1999.

Stock option transactions for the years ended December 31, 1997, 1998 and 1999 and six months ending June 30, 2000 are as follows:

                                                                                   Weighted Average
                                                                     Number         Exercise Price
                                                                   of Shares

                              Balance, January 1, 1997                552,072          $  4.26

                              Granted                                 679,500             3.07
                              Exercised                               (35,767)            3.17
                              Canceled                               (161,988)            5.23

                              Balance, December 31, 1997            1,033,817             3.36

                              Granted                                 463,700             2.15
                              Exercised                                  -                -
                              Canceled                               (328,156)            2.32

                              Balance, December 31, 1998            1,169,361             3.17

                              Granted                                 848,500             0.52
                              Exercised                                  -                -
                              Canceled                               (359,602)            1.34

                              Balance, December 31, 1999            1,658,259             2.21

                              Granted (unaudited)                      12,000             0.31
                              Exercised (unaudited)                         -             -
                              Canceled (unaudited)                   (215,703)            2.35
                              Balance June 30, 2000 (unaudited)     1,454,556          $  2.42
Significant option groups outstanding at December 31, 1999 and related option price and life information were as follows:

                                                                                   Weighted
                                                            Number           Remaining Remaining           Number
                               Exercise Price             Outstanding         Contractual Life           Exercisable
                               --------------             -----------        -------------------         -----------

                                   $8.42                       1,664                   6.00                 1,664
                                    6.31                     204,626                   6.15               204,626
                                    3.96                       8,318                   0.95                 8,318
                                    3.61                       1,331                   5.47                 1,331
                                    3.01                      47,415                   5.01                47,415
                                    3.00                      45,000                   7.13                18,000
                                    3.00                      15,000                   7.62                 6,000
                                    2.40                     158,043                   4.94               158,043
                                    2.38                     347,500                   7.19               139,000
                                    2.37                     142,500                   8.02                28,500
                                    2.37                      12,000                   8.12                 2,400
                                    2.31                         499                   1.01                   499
                                    2.07                      27,865                   0.84                27,865
                                    2.00                      39,000                   8.02                 7,800
                                    1.70                         998                   2.50                   998
                                    0.62                     394,500                   9.04                     -
                                    0.62                      12,000                   9.13                     -
                                    0.19                     200,000                   9.75               200,000
                                                           ---------                -------               -------
                                                           1,658,259                   7.50               852,459
                                                           =========                =======               =======
In connection with the merger described in Note 1, employees and directors who held options to purchase Knogo N.A. common stock were granted substitute options (“Substitute Knogo N.A. Options”) under the 1998 Plan to purchase an aggregate of 552,072 shares of Sentry common stock and 552,072 shares of Sentry Class A Preferred Stock at prices determined pursuant to the formula set forth in the Merger Agreement. Employees and directors who held outstanding options to purchase Video Sentry common stock were granted substitute options under the 1998 Plan to purchase 195,000 shares of Sentry common stock at prices determined pursuant to the formula set forth in the Merger Agreement.

At December 31, 1999, options to purchase 1,658,259 shares of common stock were outstanding at exercise prices ranging from $0.19 to $8.42. At December 31, 1999, options to purchase an aggregate of 852,459 (which include 450,759 outstanding and exercisable substitute Knogo N.A. options) common shares were vested and currently exercisable at a weighted average exercise price of $2.88 and an additional 805,800 options vest at dates extending through the year 2009. At December 31, 1999, options for 755,974 common shares were available for future grants.

As discussed in Note 2, the Company accounts for its stock-based awards using the intrinsic value alue method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and its related interpretations. Accordingly, as all options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized in the financial statements for employee stock arrangements.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock options awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The weighted average fair value of the options granted for the years ended December 31, 1997, 1998 and 1999 is estimated at $1.61, $1.29 and $0.42, using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; stock volatility, 110.9% in 1999, 81.6% in 1998, and 74.3% in 1997; risk free interest rates, 4.8% in 1999, 5.5% in 1998, and 6.5% in 1997; and no dividends during the expected term. The Company’s calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1999, 1998, and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net loss attributed to common shareholders would have been $(12,889,000) (($1.32) per diluted share) in 1999, $(6,159,000) (($0.63) per diluted share) in 1998, and $(19,324,000) (($2.12) per diluted share) in 1997. However, the impact of outstanding nonvested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 1999, 1998 and 1997 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

12.	INCOME TAXES

The components of the Company's income tax provisions are as follows:

                                                                                   Six Months Ended
                                              Year Ended December 31,               June 30,
                                           -----------------------------      --------------------
                                           1997          1998       1999      1999            2000
                                                    (In Thousands)                 (Unaudited)

                        Current:
                           Federal         $  -          $  -       $  -      $  -            $  -
                           State              -             -          -         -               -
                           Puerto Rico        -            21          -         -               -
                                           ----          ----       ----      ----            ----
                                              -            21          -         -               -
                                           ----          ----       ----      ----            ----
                        Deferred:
                           Puerto Rico      174             -          -         -               -
                                           ----          ----       ----      ----            ----
                                            174             -          -         -               -
                                           ----          ----       ----      ----            ----
                                           $174          $ 21       $  -      $  -            $  -
                                           ====          ====       ====      ====            ====
The reconciliation between total tax expense and the expected U.S. Federal income tax is as follows:

                                                                              1997               1998             1999
                                                                                            (In Thousands)

                        Expected tax expense (benefit) at 34%              $(6,033)           $(1,524)          (3,752)
                        Add (deduct):
                          Nondeductible expenses                             5,024                590            1,422
                          U.S. losses producing no tax benefit                 767                866            2,330
                          Benefits of nontaxable income of
                           Puerto Rico subsidiary/losses producing
                           no tax benefit                                      242                107                -
                        Other                                                  174                (18)               -
                                                                           -------            -------           ------
                                                                           $   174            $    21           $    -
                                                                           =======            =======           =======
Significant components of deferred tax assets and liabilities at December 31, 1998 and 1999 are comprised of:

                                                                               Deferred Tax Assets
                                                                                  (Liabilities)
                                                                              1998              1999
                        Assets:                                                   (In Thousands)

                        Accounts receivable                                 $  241            $  253
                        Inventories                                            488             1,251
                        Accrued liabilities                                    203               184
                        Property, plant and equipment                           64                77
                        Intercompany transactions                               12                 -
                        Net operating loss carryforwards                     5,139             7,113
                        Tax credit carryforwards                               209               209
                                                                            ------            ------

                                 Gross deferred tax assets                   6,356             9,087
                        Less:  Valuation allowance                           6,337             9,057
                                                                            ------            ------
                                                                                19                30
                                                                            ------            ------

                        Liabilities:

                        Tollgate taxes                                         (19)              (30)
                                                                            ------            ------
                                 Gross deferred tax liabilities                (19)              (30)
                                                                            ------            ------
                        Net deferred tax asset (liability)                  $    -            $    -
                                                                            ======            ======
The increase in the valuation allowance for the years ended December 31, 1998 and 1999 was primarily attributable to the increase in net operating loss carryforwards for which realization was not more likely than not.

Through 1998, the Company operated a Puerto Rico manufacturing subsidiary which was exempt from Federal income taxes under Section 936 of the Internal Revenue Code (as amended under the Small Business Job Protection Act of 1996). Also, the Company was granted a partial income tax exemption under the provisions of the Puerto Rico Industrial Incentives Act of l978 from the payment of Puerto Rico taxes on income derived from marketing certain products manufactured by the subsidiary. The grant provided for a 90% exemption from Puerto Rico taxes. The Company provided tollgate taxes on the earnings of the Puerto Rico subsidiary which it intends to remit, in the form of a dividend, to the parent company based upon the applicable rates.

13.	COMMITMENTS AND CONTINGENCIES

a.	Litigation - The Company is a party to litigation arising in the normal course of business. Management believes the final disposition of such matters will not have a material adverse effect on the consolidated financial statements.

b.	Supply Agreement - Knogo N.A. had a supply agreement in which Sensormatic was obligated to purchase products from Knogo N.A. in the amount of $4,000,000 in 1997. Such products were priced to yield Knogo N.A. a 35% gross margin. In 1997, Sensormatic did not meet its minimum order amounts in accordance with the terms of the supply agreement and, accordingly, the Company recorded in revenues the cumulative profits on the shortfall of approximately $1.2 million. Although the supply agreement officially expired and minimum purchase obligations ended as of June 30, 1997, Sensormatic continued to purchase these products at similar margins from the Company. Included in accounts receivable at December 31, 1998 and 1999 and June 30, 2000 are amounts due from Sensormatic of $162,000, $269,000 and $615,000 respectively.

c.	License Agreement - Knogo N.A. entered into a license agreement in which Knogo N.A. has the exclusive right to manufacture and sell certain Knogo products which existed prior to 1995 within the Knogo N.A. territory, and Sensormatic has such right elsewhere, except that Knogo N.A. and Sensormatic each have the right to develop and market the SuperStrip technology in the Knogo N.A. territory.

d.	401(k) Plan - In January 1997, the Company adopted the Sentry Technology Corporation Retirement Savings 401(k) Plan (the “Plan”). The Plan permits eligible employees to make voluntary contributions to a trust, up to a maximum of 15% of compensation, subject to certain limitations, with the Company making a matching contribution equal to a designated percentage of the eligible employee’s deferral election. The Company may also contribute a discretionary contribution, subject to certain conditions, as defined in the Plan. The Company contributed approximately $215,000, $130,000, and $123,000 to the Plan for the years ended December 31, 1997, 1998 and 1999, and $64,000 and $62,000 in the six month periods ended June 30, 1999 and 2000, respectively.

e.	Employment Agreements - The Company and several key executives entered into employment agreements with remaining terms of one to two years for which the Company will have a minimum commitment of $367,000.

14.	MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

The Company grants credit to customers who are principally in the retail industry and libraries. During 1997, 1998 and 1999, revenues from a single customer represented approximately 18%, 22% and 19% of total revenues, respectively. During 1997 and 1999, revenues from a different customer represented 13% and 14% of total revenues. During 1997, revenues from Sensormatic represented approximately 10% of total revenues. No other customer accounted for more than 10% of total revenues for fiscal 1997, 1998 and 1999.

15.	JOINT VENTURE

The Company has a controlling interest in K&M Converting Corp. (“KMCC”), a joint venture with Marian Rubber Products Co., Inc. (“Marian”). KMCC is the exclusive converter of magnetic material into disposable targets or labels used in the Company’s EAS systems. The acquisition of the joint venture was accounted for under the purchase method of accounting and the operating results of KMCC are included in the consolidated operating results of the Company.

16.	OTHER INCOME - SALE OF ASSETS

In February 1999, the Company sold its Puerto Rico manufacturing facility and Illinois CCTV design center and related land for net proceeds of approximately $2.2 million. At December 31, 1998, included in assets held for sale was approximately $1.7 million representing the net carrying amount of these properties. A gain of $503,000 representing the excess of the net proceeds over the carrying value of these properties was recognized in the first quarter of 1999.

17.	REVENUE BY PRODUCT LINE

Revenues by product line are as follows:

                                                      Year Ended December 31,               Six Months Ended June 30,
                                             ----------------------------------------       -------------------------
                                                1997           1998            1999            1999           2000
                                                          (In Thousands)                           (Unaudited)

      EAS systems                            $10,249        $ 9,555         $ 8,982         $ 4,978        $ 4,060
      CCTV                                     3,623          6,892           7,565           4,538          3,236
      SentryVision(®)                          4,322          6,151           1,846           1,105            695
      3M library products                      2,341          1,833           1,056             833            655
      Service revenues and other               4,031          3,725           2,832           1,205          1,395
                                             -------        -------         -------         -------        -------
      Total revenues                         $24,566        $28,156         $22,281         $12,659        $10,041
                                             =======        =======         =======         =======        =======
18.	RESTRUCTURING AND IMPAIRMENT OF ASSETS

During the fourth quarter of 1999, faced with continued losses and SentryVision® sales below projected levels, management authorized and committed the Company to undertake significant downsizing and operational changes, which resulted in restructuring and impairment charges of $3.0 million. These charges included involuntary termination costs of $0.6 million and workforce reductions of approximately 23% across almost all operating departments. In addition, in conjunction with the development of its revised business plan, the Company recorded a noncash charge of $2.4 million relating to the impairment of goodwill. This impairment charge was calculated by comparing future discounted net cash flows to the goodwill’s carrying value. Factors leading to the impairment were a combination of historical losses and inadequate estimated future cash flows from the SentryVision® system.

19.	SUBSEQUENT EVENT

The Company announced on August 8, 2000 that it had entered into an agreement pursuant to which Dutch A&A Holding, B.V. (the “Purchaser”) will invest $3 million in newly issued common stock of Sentry. For this investment the Purchaser will receive 37.5% of the outstanding common stock of Sentry on a fully-diluted basis, after giving effect to the exchange of Sentry’s Preferred Stock into common stock. In addition, the Purchaser will have the right to acquire additional shares during the two year period following the closing, up to an aggregate holding of 60% of the common stock then outstanding. The transaction is conditioned upon Sentry shareholder approval, including approval by the Preferred and common stockholders, each voting as a class, of a reclassification of the Preferred Stock into common stock on the basis of five shares of common for every preferred share, as well as a number of other conditions.

At any time prior to the first anniversary of the closing, the Purchaser may purchase additional shares of common stock bringing its acquisitions under the Agreement to 51% of the common stock to be then outstanding. The purchase price for such additional shares will be $1.5 million, but if the average market value of all of the outstanding common stock (measured over any ten-day trading period) is at least $15.0 million, the purchase price will be the par value of the shares purchased (at $0.001 per share).

At any time on or prior to the second anniversary of the first closing, the Purchaser may purchase additional shares of common stock bringing its acquisition under the Agreement to 60% of the common stock to be then outstanding. The purchase price for such additional shares will be $3.5 million, but if the average market value of all of the outstanding common stock (measured over any ten-day trading period) is at least $25.0 million, the purchase price will be the par value of the shares purchased (at $0.001 per share).

The Purchaser also has the right at any time after the first closing to purchase additional shares to bring its acquisitions under the Agreement to 60%, for an additional purchase price of $5.0 million.

The obligations of the parties are subject to various conditions set forth in the Agreement.

Part II

Item 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Under Section 145 of the Delaware General Corporation Law, the Corporation has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

           The Corporation's Amended and Restated Certificate provides, as permitted by the DGCL, and with certain exceptions, that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by the DGCL. The Corporation's Amended and Restated Certificate of Incorporation and bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Corporation to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Corporation believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Corporation, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Corporation or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Corporation or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Corporation or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Corporation or its stockholders, for improper transactions between the director and the Corporation and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

           The Delaware General Corporation Law permits Corporation to limit a director's exposure to financial liability for breach of duty in our certificate of incorporation except for: a breach of duty of loyalty, failure to act in good faith, intentional misconduct, violation of law or willful or negligent violation of certain provisions in the Delaware General Corporations Law that impose certain requirements with respect to stock repurchases, redemptions and dividends, or for any other transactions from which the directors derive an improper personal benefit.

           The Corporation's certificate of incorporation limits a director's liability for financial damages for breach of fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law, and provides that our stockholders may not modify this limitation with regard to any pre-existing right or protection.

           The Delaware General Corporation Law permits the Corporation to indemnify our directors and officers against expense, judgments, fines and amounts paid in settlement that are incurred in connection with any pending, threatened or completed action or proceeding. The Corporation's bylaws state that it must indemnify its directors, officers, other employees, and agents to the fullest extent permitted by law. The Corporation's bylaws also permit it to secure insurance on behalf of its officers, directors, employees or other agents for any liability arising out of actions performed on its behalf.

           At present, there is no pending litigation or proceeding involving a director or officer of the Corporation as to which indemnification is being sought nor is the Corporation aware of any threatened litigation that may result in claims for indemnification by any officer or director.

           The Corporation has an insurance policy covering the officers and directors of the Corporation with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

           (a) The following documents are the Exhibits to this prospectus. For convenient reference, each Exhibit is listed according to the Exhibit Table of Regulation S-K.

2.1	Amended and Restated Agreement and Plan of Reorganization and Merger, dated as of November 27, 1996, among Video Corporation, Knogo North America Inc., Sentry Technology Corporation, Viking Merger Corp. and Strip Merger Corp., as amended by Amendment No. 1 to Amended and Restated Agreement and Plan of Reorganization and Merger, dated as of January 10, 1997. Incorporated by reference to Exhibit 2.1 to Company's Registration Statement on Form S-4 (No. 333-20135).

3.1	Amended and Restated Certificate of Incorporation of the Company, together with Form of Certificate of Designations of Sentry Technology Corporation Class A Preferred Stock. Incorporated by reference to Exhibit 3.1 to Company's Registration Statement on Form S-4 (No. 333-20135).

3.2	By-laws of the Company. Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4 (No. 333-20135).

5	Opinion regarding legality.

10.1	1997 Stock Incentive Plan. Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4 (No. 333-20135).

10.2	Retirement Savings 401(k) Plan. Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-4 (No. 333-20135).

10.3	Employment Agreement, dated February 12, 1997, between the Company and Thomas A. Nicolette. Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4 (No. 333-20135).

10.4	Employment Agreement, dated February 12, 1997, between the Company and Peter J. Mundy. Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4 (No. 333-20135).

10.5	Employment Agreement, dated February 12, 1997, between the Company and Peter Y. Zhou. Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4 (No. 333-20135).

10.6	Employment Agreement, dated March 1, 1998, between the Company and John Whiteman. Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

10.7	Loan Agreement and related agreements among the Company, Knogo North America Inc., Video Sentry Corporation and General Electric Capital Corporation. Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

10.8	Contribution and Divestiture Agreement, dated December 29, 1994, between Knogo Corporation and Knogo North America Inc. Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

10.9	License Agreement, dated December 29, 1994, between Knogo Corporation and Knogo North America, Inc. Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

10.10	Lease Agreement, dated December 24, 1996, between Knogo North America, Inc. and NOG (NY) QRS 12-23, Inc. Incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

10.11	Distribution Agreement, dated March 26, 1996, between Knogo North America, Inc. and Minnesota Mining and Manufacturing Company. Incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

10.12	First Amendment and Waiver to the Loan and Security Agreement, dated June 30, 1998, between the Company and General Electric Capital Corporation. Incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

10.13	Amendment No. 1, dated December 22, 1998, to the Distribution Agreement, dated March 26, 1996, between Knogo North America, Inc. and Minnesota Mining and Manufacturing Company. Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

10.14	Second Amendment and Third Waiver to the Loan and Security Agreement between the Company and General Electric Capital Corporation, dated May 12, 1999. Incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

10.15	Consulting Agreement, dated October 15, 1999, between the Company and Restoration Management Company, LLC. Incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

10.16	Amendment to Consulting Agreement, dated November 9, 1999, between the Company and Restoration Management, LLC. Incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

10.17	Third Amendment to the Loan and Security Agreement, dated December 29, 1999. Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

10.18	Standby Debt Financing Letter by Furst Capital Partners, LLC. Incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

10.19	First Amendment, dated September 18, 2000, to Lease Agreement (dated December 24, 1996) between the Company and NOG (NY) QRS 12-23, Inc.

10.20	Agreement between the Company, Thomas Nicolette, and Nicolette Consulting Group, Ltd., dated June 12, 2000.

10.21	Warrant between the Company and General Electric Capital Corporation, dated May 11, 2000, for 100,000 shares at $0.18 per share.

10.22	Warrant between the Company and NOG (NY) QRS 12-23, Inc., dated September 13, 2000, for 150,000 shares at $0.125 per share.

10.23	Fourth Amendment and Consent to the Loan and Security Agreement, dated May 11, 2000, between General Electric Capital corporation and Knogo North America, Inc.

10.24	Fifth Amendment and Consent to the Loan and Security Agreement, dated August 24, 2000, between General Electric Capital Corporation and Knogo North America, Inc.

10.25	sixth Amendment and Consent to the Loan and Security agreement, dated September 1, 2000 between General Electric Capital Corporation and Knogo North America, Inc.

21	Subsidiaries of the Company. Incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

23.1	Consent of Deloitte & Touche, LLP.

(b) Financial Statements Schedule.

SENTRY TECHNOLOGY CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
DECEMBER 31, 1997, 1998 AND 1999
(IN THOUSANDS)

COLUMN A                               COLUMN B           COLUMN C           COLUMN D      COLUMN E
------------------------------------------------------------------------------------------------------
                                                         Additions
                                                               Charged to
                                       Balance at  Charged to  Other                       Balance
Descriptions                           Beginning   Cost and    Accounts /   Deductions /   of End
                                       of Year     Expenses    Describe (1) Describe (2)   of Year

Year ended December 31, 1997:
  Allowance for doubtful accounts         $719        $73        $8           $48             $752
                                          ====        ===        ==           ===             ====
  Allowance for uncollectible minimum
  lease payments                          $157       $(71)                                     $86
                                          ====       ====                                     ===
  Reserve for excess and obsolete
  inventory                             $1,691       $444                    $889           $1,246
                                        ======       ====                    ====           ======
Year ended December 31, 1998:
  Allowance for doubtful accounts         $752         $2       $11          $114             $651
                                          ====         ==       ===          ====             ====
  Allowance for uncollectible minimum
  lease payments                           $86       $(26)                                     $60
                                           ===       ====                                      ===
  Reserve for excess and obsolete
  inventory                             $1,246       $328                    $256           $1,318
                                        ======       ====                    ====           ======
Year ended December 31, 1999:
  Allowance for doubtful accounts         $651       $192       $26          $186             $683
                                          ====       ====       ===          ====             ====
  Allowance for uncollectible minimum
  lease payments                           $60       $(31)                                     $29
                                           ===       ====                                      ===
  Reserve for excess and obsolete
  inventory                             $1,318     $2,434                    $348           $3,404
                                        ======     ======                    ====           ======

(1)  Recoveries of accounts written off.
(2)  Amounts written off.

Item 22.UNDERTAKINGS.

          (a) (1)  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately proceeding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (c)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hauppauge, State of New York, on the ____ day of ___________, 2000.

SENTRY TECHNOLOGY CORPORATION By: /s/ Anthony H.N. Schnelling Anthony H.N. Schnelling, Interim Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below appoints and constitutes William A. Perlmuth, Anthony H.N. Schnelling, and Peter J. Mundy and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments to the within registration statement, including post-effective amendments, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ Anthony H.N. Schnelling Anthony H.N. Schnelling	Interim Chief Executive Officer

/S/ Peter J. Mundy Peter J. Mundy	Vice President-Finance, Chief Financial and Accounting Officer, Secretary and Treasurer

/S/ William A. Perlmuth William A. Perlmuth	Chairman of the Board of Directors

/S/ Robert L. Barbanell Robert L. Barbanell	Director

/S/ Robert D. Furst, Jr. Robert D. Furst, Jr.	Director

/S/ Paul D. Mellin Paul D. Mellin	Director

/S/ Thomas A. Nicolette Thomas A. Nicolette	Director

SENTRY TECHNOLOGY CORPORATION

IMPORTANT

          For information regarding the procedures to be followed in connection with voting on the Reclassification Proposal, see “THE SPECIAL MEETING.”

The Proxy Solicitor is:

Corporate Investor Communications, Inc.

Call Toll Free (888) 682-7229

ADDITIONAL COPIES

Requests for additional copies of this Proxy Statement/Prospectus or proxies should be directed to the Proxy Solicitor. You may also contact your broker, dealer, commercial bank or trust company for assistance.

[WHITE CARD-COMMON STOCKHOLDERS]

SENTRY TECHNOLOGY CORPORATION
SPECIAL MEETING OF STOCKHOLDERS, _________, 2000
PROXY SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Anthony H.N. Schnelling, William A. Perlmuth and Peter J. Mundy, or a majority of those present and acting, or if only one is present, then that one, proxies, with full power of substitution, to vote all shares of SENTRY TECHNOLOGY CORPORATION (the “Company”) which the undersigned is entitled to vote at the Company’s Special Meeting to be held at Sentry Technology Corporation, 350 Wireless Boulevard, Hauppauge, NY 11788 on __________, 2000 at 10:00 A.M., New York time, and at any adjournment thereof, hereby ratifying all that said proxies or their substitutes may do by virtue hereof, and the undersigned authorizes and instructs said proxies to vote as follows:

1.  ELECTION OF DIRECTORS: To elect the nominees for Director named below.

          /  / FOR the nominee listed below (except as marked to the contrary below):
          /  / WITHHOLD AUTHORITY to vote for the nominees listed below:

          NOMINEES FOR DIRECTORS FOR TERMS EXPIRING IN 2003:
                                       PETER MURDOCH
                                      COR S.A. DE NOOD

          NOMINEE FOR DIRECTOR FOR TERM EXPIRING IN 2002:
                                       ANTHONY H.N. SCHNELLING

          NOMINEE FOR DIRECTOR FOR TERM EXPIRING IN 2001:
                                       ROBERT D. FURST, JR.

2.  PROPOSAL TO APPROVE THE AMENDMENT TO THE CERTIFICATE OF DESIGNATION OF THE CLASS A PREFERRED STOCK TO ALLOW THE PREFERRED STOCK DIVIDEND:

          /  / FOR
          /  / AGAINST
          /  / ABSTAIN

3.  PROPOSAL TO APPROVE THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO RECLASSIFY THE CLASS A PREFERRED STOCK:

          /  / FOR
          /  / AGAINST
          /  / ABSTAIN

4.  PROPOSAL TO APPROVE THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO REMOVE THE PROVISIONS RELATING TO THE CLASSIFIED BOARD OF DIRECTORS:

          /  / FOR
          /  / AGAINST
          /  / ABSTAIN

5.  In their discretion, upon any other matters which may properly come before the meeting or any adjournments thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1, AND FOR EACH OF PROPOSALS 2, 3 AND 4.

Receipt of the Notice of Special Meeting and Proxy Statement/Prospectus and of the Annual Report of the Company preceding or accompanying the same is hereby acknowledged.

Dated _____, 2000

(Signature of Stockholder) (Signature of Stockholder)

Your signature should appear the same as your name appears hereon. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation it should be signed by an authorized officer.

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

[BLUE CARD-PREFERRED STOCKHOLDERS]

SENTRY TECHNOLOGY CORPORATION
SPECIAL MEETING OF STOCKHOLDERS, _________, 2000
PROXY SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Anthony H.N. Schnelling, William A. Perlmuth and Peter J. Mundy, or a majority of those present and acting, or if only one is present, then that one, proxies, with full power of substitution, to vote all shares of SENTRY TECHNOLOGY CORPORATION (the “Company”) which the undersigned is entitled to vote at the Company’s Special Meeting to be held at Sentry Technology Corporation, 350 Wireless Boulevard, Hauppauge, NY 11788 on __________, 2000 at 10:00 A.M., New York time, and at any adjournment thereof, hereby ratifying all that said proxies or their substitutes may do by virtue hereof, and the undersigned authorizes and instructs said proxies to vote as follows:

1.  PROPOSAL TO APPROVE THE AMENDMENT TO THE CERTIFICATE OF DESIGNATION OF THE CLASS A PREFERRED STOCK TO ALLOW THE PREFERRED STOCK DIVIDEND:

          /  / FOR
          /  / AGAINST
          /  / ABSTAIN

2.  PROPOSAL TO APPROVE THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO RECLASSIFY THE CLASS A PREFERRED STOCK:

          /  / FOR
          /  / AGAINST
          /  / ABSTAIN

3. In their discretion, upon any other matters which may properly come before the meeting or any adjournments thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF PROPOSALS 1 and 2.

Receipt of the Notice of Special Meeting and Proxy Statement/Prospectus is hereby acknowledged.

Dated _____, 2000

(Signature of Stockholder) (Signature of Stockholder)

Your signature should appear the same as your name appears hereon. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation it should be signed by an authorized officer.

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

ANNEX A

{To be filed assuming the approval and adoption of Proposal 1-to approve the Preferred Stock Dividend}

AMENDMENT NO. 1 TO THE CERTIFICATE OF

INCORPORATION

OF

SENTRY TECHNOLOGY CORPORATION

It is hereby certified that:

          1.  The present name of the corporation (hereinafter called the “Company”) is Sentry Technology Corporation, which is the name under which the Company was originally incorporated; and the date of filing the original certificate of incorporation of the Company with the Secretary of State of the State of Delaware is October 8, 1996.

          2.  The certificate of incorporation of the Company is hereby amended by striking out Paragraph (a) of Section 2 of the Certificate Of The Voting Powers, Designations, Preferences, Rights, Qualifications, Limitations And Restrictions Of The Series A Preferred Stock, and substituting in lieu thereof new Paragraph (a) of Section 2 to read as follows:

                    (a) The annual dividend rate on each share of the Class A Preferred Stock be fixed at five percent (5%) of the Face Value, payable in accordance with this paragraph 2 (the "Dividend"). The holders of shares of the Class A Preferred Stock shall be entitled to receive Dividends on the following dates (each, a "dividend payment date"): February 12, 1998 and 1999 (each, an "annual dividend period"), and August 12, 2000 (the "final dividend period"); each such annual dividend period or final dividend period is a "dividend period." Dividends (whether or not declared) shall be payable in additional shares of the Class A Preferred Stock during the dividend periods, such that holders shall receive during the annual dividend period a Dividend of 1/20th of a share of Class A Preferred Stock for each share of Class A Preferred Stock held. On the final dividend period, holders shall receive a Dividend of 0.075 of a share of Class A Preferred Stock for each share of Class A Preferred Stock held. Dividends shall be paid on the applicable dividend payment date to the holders of record at the close of business on the date (the "record date") specified by the Board at the time such Dividend is declared; provided, however, that such record date shall not be more than 60 days nor less than 10 days prior to the applicable dividend payment date. However, in the case of the final dividend period, the record date shall be the date that a special meeting of the shareholders is to take place on ___________ (the "special meeting record date"). Dividends (whether payable in cash or in stock) shall be fully cumulative and shall accrue, with additional payments thereon, from the first day of the dividend period in which such Dividend may be payable as herein provided on all shares of the Class A Preferred Stock issued and outstanding on the first day of such dividend period, except that with respect to the initial dividend period, such Dividend shall accrue from the date of issue. If the dividend payment date is not a business day, the dividend payment date shall be the next succeeding business day.

Signed on _________, 20__

ANNEX B

September 26, 2000

Board of Directors
Sentry Technology Corporation
350 Wireless Boulevard
Hauppauge, New York 11788

Members of the Board:

          You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Sentry Technology Corporation ("Sentry") of a transaction (the "Transaction") pursuant to which (i) Sentry will reclassify its Class A Preferred Stock into Common Stock on a 1:5 ratio, after first issuing a stock dividend to Class A holders at a rate of .075 share of Class A Preferred Stock for each share of Class A Preferred Stock outstanding, (ii) Sentry will then issue and sell to Dutch A&A Holding, B.V. ("Dutch A&A") common stock in Sentry representing, on a fully-diluted basis (taking account the exchange of preferred stock for common stock), 37.5% of the outstanding common stock of Sentry post-issuance and (iii) Dutch A&A will have the right to acquire additional shares under the SPA (hereinafter defined) representing an aggregate of up to 60% of the common stock of Sentry then-outstanding during the two year period following closing of the Transaction.

          In connection with rendering our opinion, we have reviewed and analyzed, among other things, (i) the Securities Purchase Agreement dated as of August 8, 2000 between Sentry and Dutch A&A (the "SPA"); (ii) the Disclosure Schedule to the SPA; (iii) the draft Proxy Statement/Prospectus to be filed by Sentry on Form S-4; (iv) the proposed Restated Certificate of Incorporation of Sentry, attached as an Exhibit to the SPA; (v) the proposed Distribution Agreement between Sentry and Dutch A&A, attached as an Exhibit to the Proxy Statement/Prospectus; (vi) certain publicly available information concerning Sentry, including its annual report on Form 10-K for the year ended December 31, 1999, its amended annual report on Form 10-K/A for the year ended December 31, 1999, and its quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000; (vii) certain financial forecasts concerning the business and organization of Sentry; (viii) certain publicly available information with respect to certain other companies that we believe to be comparable in certain respects to Sentry and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have discussed the foregoing items and issues, including business operations, financial conditions and prospects of Sentry, with certain officers of Sentry, as well as other matters we believe relevant to our inquiry. We have conducted such other studies, analysis, inquiries and investigations, and considered such other matters, as we deemed relevant and appropriate.

          In our review and in rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information provided to us or publicly available. We have neither independently verified nor assumed responsibility for verifying any of such information. We have assumed that the financial projections we have received have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management as to future financial performance. We have not made, obtained, or assumed any responsibility for making or obtaining, any independent evaluations or appraisals of any of the assets or liabilities of Sentry.

          Our opinion is necessarily based on financial, economic, market and other conditions as they exist on, and information made available to us as of the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Furthermore, our opinion does not address Sentry's underlying business decision to effect the Transaction, and should not be read as implying any conclusion as to the price or trading range of the stock of the post-Transaction entity. Our opinion is based on the assumption that agreements to be entered into will conform in all material respects to the SPA and other documentation that has been provided to us.

          The opinion expressed herein was prepared for use of the Board of Directors and does not constitute a recommendation to any stockholder as to how such stockholder should vote. This letter and our opinion expressed herein are not to be quoted, summarized or referred to, in whole or in part, without our prior written consent.

          Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Transaction is fair, from a financial point of view, to Sentry and its Class A Preferred stockholders and common stockholders.

Very truly yours, DONALD & CO. SECURITIES INC. By: /s/ Stephen A. Blum Stephen A. Blum, President